#26

07022966

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04316

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/26/07

In [illegible]
it was a
good year

Annual Report 2006

Earnings Data		2004	2005	2006	Change in %
Revenues	*in € mill.*	1,758.8	1,954.6	2,225.0	+14
EBITDA [1]	*in € mill.*	405.4	428.4	471.9	+10
EBIT [1]	*in € mill.*	257.5	270.3	299.6	+11
Profit before tax	*in € mill.*	231.4	251.3	277.3	+10
Profit after tax	*in € mill.*	181.8	196.4	218.3	+11
Free cash flow [2]	*in € mill.*	295.8	223.8	272.1	+22
Maintenance capex	*in € mill.*	90.4	88.2	100.2	+14
Growth investments	*in € mill.*	542.2	250.5	430.2	+72
ROCE [1]	*in %*	9.7	8.9	8.8 [7]	-
CFROI [1]	*in %*	12.9	12.2	12.0 [7]	-
Employees [3]		12,154	13,327	13,639	+2

Balance Sheet Data		2004	2005	2006	Change in %
Equity [4]	*in € mill.*	1,367.2	1,483.1	1,591.4	+7
Net debt	*in € mill.*	762.4	934.4	1,159.8	+24
Capital employed	*in € mill.*	2,031.5	2,289.4	2,598.2	+13
Balance sheet total	*in € mill.*	2,865.9	3,269.6	3,674.3	+12
Gearing	*in %*	55.8	63.0	72.9	-

Stock Exchange Data		2004	2005	2006	Change in %
Earnings per share	*in €*	2.54	2.66	2.95	+11
Adjusted earnings per share [5]	*in €*	2.54	2.67	3.02	+13
Dividend per share	*in €*	1.07	1.18	1.30	+10
Share price at year-end	*in €*	35.15	33.80	45.00	+33
Shares outstanding (weighted) [6]	*in 1,000*	69,598	73,196	73,309	0
Market capitalization at year-end	*in € mill.*	2,607.0	2,506.9	3,337.6	+33

Segments 2006 *in € mill. and %*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other [8]
Revenues	616.0 *(+21%)*	469.2 *(+22%)*	827.5 *(+11%)*	349.5 *(+4%)*	-37.2 *(-60%)*
EBITDA [1]	158.1 *(+16%)*	96.1 *(+23%)*	177.7 *(+8%)*	63.4 *(-5%)*	-23.4 *(-30%)*
EBIT [1]	103.3 *(+19%)*	59.1 *(+36%)*	116.1 *(+6%)*	48.2 *(-7%)*	-27.1 *(-29%)*
CFROI in %	14.6	13.3	11.6	11.2	-54.0
Total investments	133.7 *(+9%)*	101.0 *(+63%)*	151.7 *(+34%)*	142.0 *(>100%)*	2.0 *(+54%)*
Capital employed	624.3 *(+10%)*	453.8 *(+15%)*	1,058.9 *(+11%)*	437.6 *(+27%)*	23.6 *(-9%)*
Employees	4,612 *(-3%)*	2,151 *(+7%)*	4,213 *(0%)*	2,483 *(+13%)*	180 *(+12%)*

1) Adjusted for non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments; free cash flow differs from the figures reported in prior years because of a change in the reporting of interest and tax payments
3) Average number of employees for the year
4) Equity including minority interest
5) Before amortization of goodwill and excluding non-recurring income and expenses
6) Adjusted for treasury stock
7) Adjusted for the acquisition of Robinson Brick in the USA during 2006, ROCE equals 9.1% and CFROI equals 12.1%
8) Including Group eliminations and holding company costs

Note: in the table of segment data, changes in % to the prior period are shown in brackets.
All abbreviations and foreign terms are defined in the glossary (bookmark) on page 135.

Revenues and EBITDA Margin
in € mill. and %


1,758.8
1,954.6
2,225.0
23.1
21.9
21.2
40 %
30 %
20 %
10 %
0 %
2004 2005 2006
Revenues
EBITDA margin

EBITDA and EBIT
in € mill.


405.4
257.5
428.4
270.3
471.9
299.6
500
400
300
200
100
0
2004 2005 2006
EBITDA
EBIT

Equity and Net Debt
in € mill.


1,367.2
762.4
1,483.1
934.4
1,591.4
1,159.8
1,750
1,500
1,250
1,000
750
500
250
0
2004 2005 2006
Equity
Net debt

Earnings per Share
in €


2.54
2.54
2.66
2.67
2.95
3.02
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2004 2005 2006
IFRS
Adjusted

ROCE and CFROI
in %


9.7
12.9
8.9
12.2
8.8[1]
12.0[1]
15.0
12.0
9.0
6.0
3.0
0.0
2004 2005 2006
ROCE
CFROI
WACC
Hurdle rate

Free Cash Flow and Growth Investments
in € mill.


295.8
542.2
223.8
250.5
272.1
430.2
600
500
400
300
200
100
0
2004 2005 2006
Free cash flow
Growth investments

Revenues by Segment


1
2
3
4
5

1 *Central-East Europe 28%*
2 *Central-West Europe 21%*
3 *North-West Europe 37%*
4 *USA 16%*
5 *Investments and Other -2%*

EBITDA by Segment


1
2
3
4
5

1 *Central-East Europe 34%*
2 *Central-West Europe 20%*
3 *North-West Europe 38%*
4 *USA 13%*
5 *Investments and Other -5%*

Revenues by Product


1
2
3
4

1 *Hollow bricks 37%*
2 *Facing bricks 36%*
3 *Roofing systems 21%*
4 *Pavers 6%*

The Year 2006 in Review

Wienerberger met all its growth and earnings targets for 2006 in full: Group revenues rose by 14% to € 2,225.0 million, EBITDA by 10% to € 471.9 million and EBIT by 11% to € 299.6 million.

However, the year brought a wide range of different developments. ***On the one hand,*** we were confronted with adverse weather, start-up costs for a number of new plants and higher energy prices during the first half of the year. The slump in US residential construction triggered a decline in sales volumes and revenues on our largest single market, the USA, and we were unable to completely offset this development with the acquisition of Robinson Brick. ***On the other hand,*** we utilized the stronger demand in Europe to significantly increase sales volumes and implement necessary price adjustments, and the unusually mild weather at the end of the year made it possible for construction to remain strong during the fourth quarter. All in all, the year 2006 confirmed the success of our growth strategy and the strength of our geographic portfolio.

Wienerberger also recorded double-digit growth of 11% in earnings per share, which rose to € 2.95. The Managing Board will therefore recommend that the Annual General Meeting approve a 10% increase in the dividend to € 1.30 per share.

We also continued our expansion strategy with a total of € 430 million for growth investments in 2006. About 50 projects (acquisitions, new plant construction and capacity increases) were started or realized during the reporting period. In order to ensure that we have sufficient financial flexibility to pursue this growth course in the future, we issued a € 500 million hybrid bond in February 2007.

Market Positions

Wienerberger is the world's largest producer of bricks and Nr. 2 on the clay roof tile market in Europe. We also hold leading positions in pavers in Europe, with a total of 259 plants in 25 countries.

Hollow bricks: Nr. 1 worldwide
Facing bricks: Nr. 1 in Europe, co-leader in the USA
Clay roof tiles: Nr. 2 in Europe

The year could have been worse . . .

Our Vision

Building Value. For a sustainable future.

Mission Statement

As the world's leading manufacturer of bricks, we regard the economy as an integral part of society. Its duty is to serve people and generate benefits for all. Our goal is to create sustainable values with natural products: a residential environment of lifelong quality and safety for our customers, a sound investment for our shareholders and attractive jobs for our employees. We take our role as a responsible member of society seriously and act in accordance with economic, ecological and social principles – in order to remain successful in the future.

We focus on the areas in which we are among the best in the world – our core products for masonry, roofs and paving. The long history of our company, our strong affiliation with natural products, our employees who act as entrepreneurs and our internationality through individual diversity provide a sound basis for the creation of lasting values.

We believe in people.
Bricks by Wienerberger. Designed for living.

...but not much better.


CAGR :21%

On the one hand:

Energy prices rose by € 47 million

At the beginning of the year we were worried about an increase of the same amount

On the other hand:

EBITDA increased by € 43.5 million

to € 471.9 million.
We couldn't predict this,
but we saw it coming.



On the one hand:

Sales volumes in the USA fell by 8%.

A decline of 13% in US housing starts during the past year is something we really didn't expect.





On the other hand:

Revenues increased 22% in Central-West Europe.

We were absolutely right to expand our business in Germany just in time

On the one hand:

Return on capital employed declined to 8.8%.

Even if it's only marginal, this decrease of 0.1 percentage point is something we had to digest.



On the other hand:

€ 430 million in growth investments

But let's take an optimistic view of the future. That's why we expanded our market positions and created the potential for tomorrow.





On the one hand, we are only Nr. 2 in clay roof tiles in Europe.

Actually, that's not too bad.
Except for us.

On the other hand, Wienerberger remains the Nr. 1 in bricks worldwide.

And we won't accept anything less.



Contents



Index



Internet Links

The terms that are designated as links (see example below) in this annual report provide access to additional background information together with the URL annualreport.wienerberger.com (without space between words).

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annualreport.wienerberger.com/share

Dear Shareholders,

On the one hand a difficult first half, on the other hand a strong finish at year-end

Wienerberger met all its growth and earnings targets for 2006 in full. However, the year brought us a wide range of different developments. ***On the one hand,*** we were confronted with adverse weather, start-up costs for a number of new plants and higher energy prices during the first half of the year. ***On the other hand,*** we were able to use the stronger demand in Europe to increase sales volumes and make necessary price adjustments, and the unusually mild weather at the end of the year made it possible for construction to remain strong during the fourth quarter. We were able to partly offset the slump in US housing starts with the acquisition of Robinson Brick in June, and again demonstrate the success of our growth strategy.

Clear improvement of business climate in Europe, but slump in US residential construction

The economic climate was significantly better throughout 2006 than in the year before. Although construction activity was slowed by the long winter in large parts of Europe at the start of the year, Wienerberger profited from strong demand beginning in May – especially in Poland, Romania, Switzerland, Belgium and France. I would also like to highlight the recovery in new residential construction on the German market after roughly ten years of declines and stagnation, which I attribute chiefly to a general improvement in consumer confidence but also to advance purchases prior to the VAT increase in 2007 and the final elimination of the homebuilders' allowance. We were positively surprised by the steady and strong level of residential construction in Hungary, where the introduction of a tax on interest income apparently served as a stimulus for higher investments in real estate. In Great Britain Wienerberger benefited from the fact that our products are used primarily in the more stable new construction segment, since the renovation market declined during the year. However, the development of new residential construction in the USA was significantly worse than expected: housing starts followed a strong first quarter with a decrease of 13% year-on-year and up to -30% on a monthly basis.

Strong top-line growth leads to 10% plus in EBITDA

Supported by the growth projects completed in past years and sound demand in Europe, the Wienerberger Managing Board decided to confirm its ambitious goal to increase earnings by 10%, even after the difficult first six months – and we met this goal in full. Group revenues rose by 14% to € 2,225.0 million, operating EBITDA by 10% to € 471.9 million and operating EBIT by 11% to € 299.6 million. Results for the first quarter were negatively affected by bad weather and the second quarter was slowed by higher energy costs, but the third and fourth quarters brought clear two-digit growth rates. This improvement resulted above all from the previously implemented price increases and strong construction activity throughout major parts of Europe. The 14% growth in revenues was comprised of a 10% plus in sales volumes and average price increases of 4%.

Solid growth in revenues and earnings in Europe, slight declines in the USA

It is a clear confirmation of our growth strategy and the strength of our geographic portfolio that we were able to more than offset the earnings decline on our single largest market, the USA, as well as higher energy prices of € 47 million with higher earnings, especially in Germany, Belgium, France, Great Britain, Poland, Romania and Hungary. The Central-East and Central-West Europe segments recorded the largest increases with EBITDA growth of 16% to € 158.1 million and 23% to € 96.1 million, respectively. The North-West Europe segment, which has served as a growth driver in recent years, recorded a plus of 8% in EBITDA to € 177.7 million. The USA registered a decline of 5% to € 63.4 million in spite of the positive effects from the initial



Wolfgang Reithofer
Chief Executive Officer
of Wienerberger AG

consolidation of Robinson Brick and capacity adjustments at mid-year. Non-recurring expenses of € 7.1 million were incurred for plant shutdowns in the USA and Czech Republic, but these costs were nearly offset by the sale of non-operating property in the south of Vienna for € 5.1 million.

Increase in dividend and continuation of payout policy

Earnings per share also rose by 11% to € 2.95 for the reporting year – and we want you, our shareholders, to benefit directly from this development. Wienerberger intends to continue its previous dividend policy, which calls for a payout ratio of roughly 45%. The Managing Board will therefore recommend that the Annual General Meeting on May 10 approve an increase in the dividend from € 1.18 to 1.30 per share, which represents a yield of 3.4% on the average share price for 2006. We also plan to distribute roughly 45% of net profit in the future in order to offer shareholders an attractive minimum return on their invested capital.

Share buyback to serve stock option plans

Wienerberger carried out a share buyback from July 10 to July 21, 2006 and purchased 250,000 shares, or 0.34% of the shares outstanding, at an average price of € 35.53 on the Vienna Stock Exchange. These shares will be used to service the stock option plans. In total, Wienerberger has invested € 8.9 million in this program. Details on the stock option plan are provided on page 124 of the notes to the financial statements.

Strong market positions, geographical diversification and product development as basis for successful business model

The sustainable success of Wienerberger is based on innovative product development, competent sales partners and cost leadership in our industry as well as strong positions on all local markets and a balanced geographic portfolio. This allows us to offset fluctuations on individual markets and minimize risk. The largest share of revenues is generated in the USA with 16%, followed by Germany with 14%, Belgium with 10% and the Netherlands with 9%. Wienerberger is the largest producer of hollow bricks in the world, and the company that drives the development of this product. We are also number 1 in facing bricks in Europe and became the co-leader on this market in the USA during 2006. In the clay roof tile segment, I consider Wienerberger to be the number 2 in Europe. We are currently working on a program to coordinate our marketing activities throughout the Group and will concentrate on the optimization of our marketing mix with respect to product development, distribution and branding.

Fastest growing company in the brick industry with profitable expansion projects

Wienerberger is the largest and fastest growing company in the brick industry, and this gives us unique access to profitable expansion projects. After realizing the synergies and opportunities for optimization that we expect from every project, our goal is to generate a cash flow return on investment (CFROI) that lies clearly above the current return for the Group. Our activities in the past prove that we are able to meet this goal. CFROI for the Group declined slightly from 12.2% in 2005 to 12.0% for 2006 due to the high pace of investment activity over the past two years. The acquisition of Robinson Brick in June 2006 had a negative impact on our CFROI because capital employed was increased by the full purchase price of € 95.5 million, but we were only able to consolidate six months of earnings. In addition, the focus of our bolt-on projects is shifting toward the construction of new plants and extension of capacity, which leads to longer start-up and optimization phases and has a negative impact on earnings in the initial years.

€ 430 million invested in growth, gearing rises to 73%

Wienerberger invested a total of € 530 million in 2006, whereby € 430 million was directed to growth projects and € 100 million to maintenance capex (maintenance and the optimization of production facilities). The growth investments include 53% of acquisitions and takeovers in the form of asset deals as well as 47% of new plant construction and capacity expansion. During the past year we carried out roughly 50 bolt-on projects. They were financed primarily through free cash flow, with debt used to cover any additional requirements. As a result of these growth projects, net debt rose from € 934.4 to 1,159.8 million and gearing from 63.0 to 72.9%. Wienerberger generates sufficient free cash flow to invest € 250 to 300 million in growth each year. At the end of 2006 we did not have enough flexibility to finance additional expansion steps – such as our intended takeover of Baggeridge Brick PLC in Great Britain, which is currently awaiting a decision by the competition authorities – and still maintain our current BBB and Baa2 ratings.

Successful placement of first hybrid bond strengthens capital structure without diluting shareholders

This situation led us to issue our first hybrid bond, which was successfully placed during February 2007. The instrument not only strengthened our capital base, but also created additional financial flexibility for our continued growth. This hybrid bond is classified as 100% equity under IFRS, while the rating agencies gave it a 50% equity credit. As a result of the strong demand – the issue was oversubscribed nearly 11-times – we increased the volume from the originally planned € 400 to 500 million. The bond was placed with Austrian (16%) and international investors (84%), primarily in Great Britain, Germany, the Benelux countries, Switzerland and France. The Wienerberger hybrid bond has a perpetual maturity and a fixed coupon of 6.5% for the first ten years, and will convert to a variable interest rate based on the 3-month EURIBOR plus 3.25% after this time. This security represents a cost-effective replacement for existing debt and, at the same time, will reinforce our capital structure and rating without diluting shareholders.

Optimistic outlook for Europe, further decline expected in US housing starts

For 2007 we expect continued growth in Central-East Europe and strong demand for bricks, especially in Poland, Romania and Bulgaria. In Russia Wienerberger has started to construct a second plant 800 km east of Moscow, and our first plant near this city entered the start-up phase last October. We also anticipate favorable development in Western Europe, with further growth on the residential construction markets in Belgium and France as well as an improvement over the current moderate level in the Netherlands and Great Britain. The recent optimistic sentiment in Germany leads to expectations of at least stable development, and in Switzerland construction activity should remain sound. A slight decline is only forecasted in Italy. In the USA we do not see any signs of recovery in new residential construction before the second half of 2007. The current high stock of unsold houses must first return to a reasonable level of under six months before this situation can improve. We intend to use the continued optimization of our plants as well as the full-year consolidation of Robinson Brick to also generate earnings growth in the USA during 2007.

Goal for above-average increase in earnings confirmed

We accelerated our growth course in 2006 and thereby created a sound base for the future development of earnings. On the one hand, we expect 2007 will bring roughly € 30 million of higher costs from rising energy prices and a further market decline in the USA but, on the other hand, our forecasts call for a favorable business climate in Europe. I am therefore confident that we will again be able to meet our goal to outperform the growth in the building materials sector with an increase of approximately 10% in earnings during 2007. Our expansion plans include bolt-on investments of roughly € 250 million. From the current point of view, most of this volume will be directed to the construction of new plants and extension of capacity. Approximately € 130 million will be added to this amount if the UK Competition Commission approves the acquisition of Baggeridge Brick.

Thanks to employees and management, Supervisory Board and shareholders

The success of our Company is based on a strong corporate culture and goal-oriented teamwork by all parties. The success of our operating companies is the result of sustainable actions in all areas by employees as well as managers. This commitment is also honored by our customers and business partners. I would like to thank the Supervisory Board for their productive discussions and efficient handling of all issues, and my colleagues on the board for their intensive and constructive teamwork in 2006. I would also like to thank Hans Tschuden for the valuable contributions he has made during his 18 years of service within the Wienerberger Group, and wish him a great deal of success in his new function. My special thanks go out to our employees and managers, whose commitment again allowed us to record excellent results. In conclusion, I would like to express my thanks to you, our shareholders, for the trust you have placed in us. Continue to accompany us on our growth course in a successful future.

Yours

The Wienerberger Track Record

Revenue declines in 1994, 2001 and 2004 are due to the sale or deconsolidation of Group companies.

1819 *Founding by Alois Miesbach on the Wienerberg in Vienna*

1869 *Start of public trading on the Vienna Stock Exchange*

1918 *Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I*

1945 *Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks*

1955 *Record production for the reconstruction of Vienna after World War II*

1972 *Investment in Bramac concrete roof tile company in Austria*

1980 *Beginning of reorganization and turnaround by new management under Erhard Schaschl*



1989
Founding of the Pipelife joint-venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group (sanitary ware wholesaler), expansion of clay pipe activities
1996
Acquisition of Terca,
the leading facing brick producer in Benelux, majority investment in Semmelrock (pavers) in Austria
1990
Start of expansion in Eastern Europe
through market entry in Hungary
1,094.5
880.8
934.2
851.1
766.9
765.1
672.7
1994
Sale of the ÖAG Group
340.5
1995
Acquisition of the Sturm Group
in France
Group revenues in € mill.
236.9*
179.8*
154.6*
1986
Start of internationalization
and expansion through acquisition of the Oltmanns Group in Germany

* *1986 to 1988 non-consolidated revenues of Wienerberger AG*


1,113.7
1,143.3
1,337.5
1,670.3
1,544.9
1,653.7
1,826.9
1,758.8
1,954.6
2,225.0

1997
Introduction of Wienerberger Value Management and focus on
core business,
sale of the Business Park Vienna real estate project and Treibacher Abrasives

1999
Advance to Global Player through the acquisition of
General Shale
in the USA, purchase of ZZ Wancor in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife

2000
Transformation to
pure player
in building materials through sale of Treibacher Industries and Wipark garage business, acquisition of Cherokee Sanford in the USA

2001
New Managing Board under Wolfgang Reithofer, acquisition of Optiroc brick division in Northern Europe, implementation of a Group-wide
restructuring program
with focus on Germany

2002
Acquisition of
Hanson PLC
brick activities in Continental Europe

2003
Development of a second core business
roofing systems
through acquisition of a 50% stake in Koramic Roofing and advance to Number 2 in clay roof tiles in Europe, sale of Steinzeug clay pipe activities

2004
Transformation to a pure free float company, full acquisition of Koramic Roofing and
thebrickbusiness
in Great Britain

2005
Debut bond
with a volume
of € 400 million issued

2006
Acquisition of
Robinson Brick
in the western region of the USA and announcement of a recommended cash offer to acquire Baggeridge Brick in Great Britain

Managing Board and Management

Wolfgang Reithofer

Chief Executive Officer
Appointed up to May 2011
Born 1948, married,
one daughter, two sons

While working toward his Doctorate of Laws at the University of Vienna, he also attended courses in technical mathematics and business administration. After nine years as assistant to the board and officer of Union Baugesellschaft and Österreichische Realitäten AG, he joined Wienerberger as an officer in 1981 with responsibility for personnel, legal affairs, controlling, and accounting. After only four years he was appointed to the Managing Board in 1985; he became Vice-Chairman in 1992 and CEO in May 2001. ***Additional functions:*** Chairman of the Supervisory Board of ÖBB Holding AG and ÖBB Immobilien Management GmbH, Vice-Chairman of the Supervisory Board of Immoeast AG, Member of the Supervisory Board of Wiener Börse AG

Heimo Scheuch

Chief Operating Officer
Appointed up to May 2009
Born 1966, married

After the completion of legal studies at the Universities of Vienna and Paris and studies at the Vienna University of Economics and Business Administration, the City of London Polytechnic and Ecole Superieure de Commerce de Paris, he began his career with the legal firm Shook, Hardy & Bacon in Milan and London as a corporate finance specialist. In 1996 he joined Wienerberger AG as assistant to the Managing Board; in 1997 he moved to the senior management of Terca Bricks in Belgium, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO. ***Additional functions:*** Member of the Executive Committee of the European Brick Association, board member of the French and Belgian brick associations

Hans Tschuden

Chief Financial Officer
Up to March 2007
Born 1958, married, two sons

He completed studies at the Vienna University of Economics and Business Administration and INSEAD in Paris, and started his career – after working in the accounting department of Ögussa and as assistant to the Managing Director of Heringrad – with the Wienerberger Group in 1989 as controller. He then advanced to become Managing Director of Keramo Wienerberger in Belgium, Wienerberger pipe systems in Vienna and Steinzeug clay pipe sewage systems in Cologne. In 1999 he became a member of the Wienerberger Management Committee and served as CFO of Wienerberger AG from May 2001 to March 2007.

Willy Van Riet

Chief Financial Officer
Appointed up to April 2010
Born 1957, married,
one daughter, one son

After receiving his Master Degree in Business Economics from the University of Ghent, he started his career as an auditor and subsequently senior manager with Price Waterhouse Coopers in Belgium. He was active in the building materials sector beginning in 1993, first as Chief Financial Officer of Terca and later Koramic Building Products (also as a member of the Wienerberger Supervisory Board). In 2004 he joined the Wienerberger Management Committee and took over the management of Wienerberger Limited in Great Britain. On April 1, 2007 he will replace Hans Tschuden as CFO of Wienerberger AG.

Johann Windisch

Chief Operating Officer
Appointed up to May 2009
Born 1952, married,
one daughter, one son

After receiving his doctorate in Industrial Engineering and Management from the Technical University of Vienna and consulting work for Agiplan in Vienna, he joined Wienerberger in 1980 as assistant to the Managing Board. He assumed management of the controlling and accounting departments in 1983, and took over direction of the building construction area in 1987. He was then appointed to the Managing Board of Wienerberger Ziegelindustrie, where he became CEO in 1999. In May 2001 he was elected to the Managing Board of Wienerberger AG as COO. ***Additional functions:*** Chairman of the Hollow Brick Product Group and member of the Executive Committee of the European Brick Association, President of the Austrian Association of Brick Producers





From left to right: Johann Windisch, Heimo Scheuch, Wolfgang Reithofer, Hans Tschuden, Willy Van Riet

Management Committee

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group. It comprises the Top Executives (regional managers) as well as the Heads of Development Centers and Corporate Services.

Heads of Corporate Services

Sonja Eitler	Human Resources
Stefan Huber	Group Treasury
Gerhard Koch	European Lobbying
Thomas Melzer	Corporate Communications
Gernot Schöbitz	International Procurement
Johann Schübl	Corporate IT
Brigitta Schwarzer	General Secretary
Hannes Taubinger	Corporate Controlling

Heads of Development Centers

Stefan Claeys	Product Groups Facade and Roof
Walter Linke	Corporate Engineering
Martin Kasa	Product Group Wall
	Corporate Marketing
Anton Ulmer	Corporate Development

Top Executives

Christof Domenig	France, Iberian Peninsula, North Africa
Dick Green	USA
Helmut Haslauer	Eastern Europe (South), Italy
Robert Holzer	Semmelrock concrete pavers
Klaus Hoppe	Germany, Scandinavia
Bert Jan Koekoek	Netherlands, Great Britain
Christian Schügerl	Eastern Europe (North), Switzerland, Austria, Finland
Karl Thaller	Eastern Europe (East), Russia
Johan Van Der Biest	Belgium

Organization as of April 1, 2007

	Wolfgang Reithofer	Johann Windisch	Heimo Scheuch	Willy Van Riet
	CEO	COO	COO	CFO
Corporate Services	Corporate Communications	International Procurement	European Lobbying	Corporate Controlling
	- Investor Relations			Corporate IT
	General Secretary			Group Treasury
	- Legal Management			Risk Management
	Human Resources			
Development Centers	Corporate Development	Corporate Engineering	Corporate Marketing	
	- Strategy		Product Group Wall	
			Product Group Facade	
			Product Group Roof	
Segments	**Investments and Other**	**Central-East Europe**	**North-West Europe**	**Investments and Other**
	Real Estate	Austria	Belgium	Pipelife
		Poland	Netherlands	
		Czech Republic	France	
		Hungary	Great Britain	
		Slovakia	Ireland	
		Slovenia	Denmark	
		Croatia	Sweden	
		Bosnia	Norway	
		Romania		
		Bulgaria		
		Russia		
		Ukraine		
		Finland		
		Baltic States		
		Semmelrock		
		Bramac		
		Tondach Gleinstätten		
		Central-West Europe	**Central-West Europe**	
		Italy	Germany	
		Switzerland		
		USA		

Report of the Supervisory Board

Extensive coordination between Supervisory and Managing Boards

During the reporting year the Supervisory Board and Managing Board held six meetings that included extensive discussions on the financial position and strategic development of the Group as well as major events, investments and programs. At all meetings the Managing Board provided the Supervisory Board with detailed information and also supplied regular written reports on the business and financial condition of the Group and its holdings, as well as the personnel situation, capital expenditure and acquisition plans. Separate reports were prepared for special projects. In addition, the Chairman of the Supervisory Board held regular conferences with the Chairman of the Managing Board to discuss the strategy, development of business and risk management of the Company.

Evaluation of long-term growth potential and energy strategy by Supervisory Board

The activities of the Supervisory Board included a detailed evaluation of the Group's long-term growth potential and the implementation of its profitable expansion strategy. Larger acquisition projects were also discussed, but not concluded because of excessive price expectations by the sellers. The Supervisory Board approved the issue of a hybrid bond, which will be used to finance the roughly 50 bolt-on projects that were carried out during 2006, and strengthen the capital base of the Group. This bond was successfully placed in February 2007 with a volume of € 500 million. In a meeting on September 5 the Supervisory Board held an extensive discussion on the energy strategy of the Group together with the Managing Board and approved the hedging policy recommended by the Managing Board, in particular for the procurement of natural gas and electricity.

In-depth treatment of individual topics by the committees

The committees examined a range of specialized subjects in detail and reported to the Supervisory Board on the results of these discussions. The Project Committee and the Personnel and Nominating Committee each met four times, and the Audit Committee met once. The Presidium of the Supervisory Board received regular information from the Managing Board on the development of business and represented the Company on Managing Board issues. In particular, the Presidium was responsible for approving the remuneration for the individual members of the Managing Board, including the variable components of compensation. The criteria used to determine the variable components of compensation, the principles underlying pension commitments and severance pay as well as information on compensation paid to individual members of the Managing and Supervisory Boards are explained in the remuneration report on page 30. There were two persons who each missed one meeting of the Supervisory Board during the past year, and two committee members who each missed one meeting.

Audit Committee examined annual financial statements and risk management

The Audit Committee consulted the auditor in its meeting on March 27, 2006, which focused on an examination of the 2005 annual financial statements of Wienerberger AG, the consolidated financial statements, the review of operations and the recommendation of the Managing Board for the distribution of profits. In addition, the Audit Committee issued a statement on the planned auditor for the 2006 Business Year that also covered the legal relations of this firm with the Wienerberger Group and members of its corporate bodies, negotiated the fee for the audit of the annual financial statements and prepared a recommendation for the auditor's election. The Audit Committee also discussed the implementation of risk management in the Group and found no grounds for criticism.





Friedrich Kadrnoska
Chairman of the Supervisory Board of Wienerberger AG

Fink and Rasinger nominated for election to Supervisory Board

A meeting of the Personnel and Nominating Committee on February 14, 2006 discussed the proposal of nominations to the Annual General Meeting, which were prepared with the assistance of two external consultants. This led to the nomination of Karl Fink, member of the Managing Board of the Vienna Insurance Group, and Wilhelm Rasinger, Managing Partner of Intermanagement-Unternehmensberatung and Chairman of IVA-Interessensverband für Anleger. The Annual General Meeting on April 27 followed this recommendation and elected Karl Fink and Wilhelm Rasinger to the Supervisory Board, and also extended the terms of office for Friedrich Kadrnoska and Harald Nograsek. Following his election to the Supervisory Board, Karl Fink was appointed to the Personnel and Nominating Committee and Wilhelm Rasinger was appointed to the Audit Committee. The Personnel and Nominating Committee also focused on the design of the 2006 and 2007 stock option plans for key managers of the Wienerberger Group. The terms of the 2006 plan are described on page 124 of the notes and information on the 2007 plan can be found on the Wienerberger website.

Supervisory Board appoints Willy Van Riet as new Wienerberger CFO from April 2007

The Supervisory Board followed a recommendation of the Personnel and Nominating Committee and, in a meeting on December 6, appointed Willy Van Riet to become the new Chief Financial Officer of Wienerberger AG as of April 1, 2007. He will succeed Hans Tschuden, who is leaving Wienerberger on March 31, 2007 to become the CFO of Telekom Austria AG. Willy Van Riet, the former Managing Director of Wienerberger activities in Great Britain, was chosen because of his branch experience and many years of financial and capital market expertise from a number of internal and external candidates in a multi-phase selection process that also involved an external consultant. He will receive a three-year contract that extends to April 2010 and, as Chief Financial

Officer, will be responsible for controlling, treasury, IT and risk management as well as the Pipelife joint venture. Human resources and corporate development will again become part of the duties of CEO Wolfgang Reithofer. The Supervisory Board would like to thank Hans Tschuden for his 18 successful years with the Wienerberger Group and wish him all the best for the future.

Measures implemented to further optimize corporate governance

On February 14, 2006 the Supervisory Board amended the rules of procedure for the Managing and Supervisory Boards to meet new legal requirements and the revised Austrian Corporate Governance Code. The former Strategy Committee is now called the Project Committee, and the name of the Accounting Committee was changed to the Audit Committee. The responsibilities of the various committees of the Supervisory Board are described in detail in the corporate governance report on page 27. The members of the committees are listed on page 26, and the criteria for independence that were established by the Supervisory Board can be reviewed on the Wienerberger website. All members of the Supervisory Board have confirmed their independence in accordance with these criteria. In a meeting on March 27, 2006 the Supervisory Board changed the allocation of duties among the members of the Managing Board, and transferred the responsibility for the Group's activities in the USA to Johann Windisch and activities in Germany to Heimo Scheuch. A new remuneration system for the Supervisory Board was also presented, which better meets the requirements of good corporate governance. This system was approved by the Annual General Meeting on April 27, 2006 and is described in the remuneration report on page 30.

Unqualified opinion and approval of annual financial statements

The annual financial statements and review of operations of Wienerberger AG as well as the consolidated financial statements for 2006 according to IFRS were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. The Audit Committee discussed all documentation related to the annual financial statements, the recommendation of the Managing Board for the distribution of profits and the auditor's reports in detail with the auditor and presented this information to the Supervisory Board. We examined this information as required by § 96 of the Austrian Stock Corporation Act and agree with the results of the audit. The Supervisory Board has approved the annual financial statements, which are hereby ratified in accordance with § 125 Par. 2 of the Austrian Stock Corporation Act. We also agree with the recommendation of the Managing Board for the use of net profit.

Lauer and Hatschek resigned with 137th AGM

Franz Lauer, who has been a member of the Supervisory Board since 1983, and Rupert Hatschek, who joined this body in 1993, announced their resignations for personal reasons effective with the 137th Annual General Meeting on April 27, 2006. We would like to thank both these men for their many years of service and valuable contribution to the successful development of the Wienerberger Group.

Thanks to employees and management

The Supervisory Board would like to express its thanks to the management and employees of the Group for their efforts and excellent performance during the past year. The Supervisory Board considers the fulfillment of corporate goals and the 11% growth in earnings per share to be a strong achievement.

Vienna, March 26, 2007
Friedrich Kadrnoska, Chairman

Members and Committees of the Supervisory Board

8 shareholder representatives

Friedrich Kadrnoska *Chairman*	independent, appointed to 142nd AGM (2011), first elected: May 8, 2002 *Chairman of the Supervisory Boards of Österreichisches Verkehrsbüro AG, Ruefa Reisen AG and Adria Bank AG, member of the Supervisory Boards of Wiener Börse AG (Vice-Chairman), Visa Service Kreditkarten AG, Wiener Privatbank Immobilieninvest AG and Conwert Immobilien Invest AG, Managing Board member of Privatstiftung zur Verwaltung von Anteilsrechten, Director of the Visa Europe Limited Board and of UniCredito Italiano*
Christian Dumolin *Vice-Chairman*	independent, appointed to 141st AGM (2010), first elected: July 17, 1996 *Chairman of the Supervisory Board of Koramic Investment Group NV, member of the Board of Regents of the Belgian National Bank*
Karl Fink	independent, appointed to 142nd AGM (2011), first elected: April 27, 2006 *Deputy CEO and member of the Managing Board of Vienna Insurance Group, member of the Supervisory Board of Austria Technologie & Systemtechnik AG (AT&S)*
Peter Johnson	independent, appointed to 141st AGM (2010), first elected: May 12, 2005 *Chief Executive Officer of George Wimpey PLC and member of the Managing Board of the Home Builders Federation (both up to June 30, 2006), member of the Supervisory Board of DS Smith PLC, Chairman of the Supervisory Board of DS Smith PLC (from January 1, 2007)*
Harald Nograsek	independent, appointed to 142nd AGM (2011), first elected: May 8, 2002 *Chief Financial Officer of Österreichisches Verkehrsbüro AG (up to April 30, 2007), Chief Executive Officer of Österreichisches Verkehrsbüro AG (as of May 1, 2007)*
Claus Raidl	independent, appointed to 140th AGM (2009), first elected: May 11, 2004 *Chief Executive Officer of Böhler-Uddeholm AG, Chairman of the Supervisory Board of EK Mittelstandsfinanzierungs AG, member of the Supervisory Boards of Wiener Börse AG, Donau Allgemeine Versicherungs-Aktiengesellschaft and Voestalpine Bahnsysteme GmbH*
Wilhelm Rasinger	independent, appointed to 142nd AGM (2011), first elected: April 27, 2006 *Managing partner of Intermanagement-Unternehmensberatung, Chairman of IVA-Interessenverband für Anleger, member of the Supervisory Boards of Erste Bank der österreichischen Sparkassen AG and CEE Immobilien Development AG*
Franz Rauch	independent, appointed to 140th AGM (2009), first elected: May 11, 2004 *Managing partner of Rauch Fruchtsäfte Gesellschaft mbH, member of the Supervisory Boards of ÖBB Holding AG, Bank Austria Creditanstalt AG, Generali Holding AG, OTAG Oberflächentechnologie AG, Vorarlberger Kraftwerke AG and Vorarlberger Illwerke AG*

4 employee representatives

Rupert Bellina	delegated for the first time: January 25, 2005 *Foreman at Semmelrock Baustoffindustrie GmbH*
Claudia Krenn	delegated for the first time: July 2, 2002 *Facility management at Wienerberger AG*
Karl Sauer	delegated for the first time: October 9, 1996 *Chairman of the Employees' Council, speaker of the European Employees' Council*
Gerhard Seban	delegated for the first time: February 3, 2006 *Salesman at the Hennersdorf plant in Austria*

4 committees

Presidium and Remuneration Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin
Project Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin, Peter Johnson, Claus Raidl, Karl Sauer
Audit Committee	Harald Nograsek *(Chairman)*, Wilhelm Rasinger, Karl Sauer
Personnel and Nominating Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin, Karl Fink, Franz Rauch, Karl Sauer

Resigned

Rupert Hatschek	as of April 27, 2006
Franz Lauer	as of April 27, 2006

Corporate Governance Report

Implementation of strict principles of good management and transparency

For many years Wienerberger has followed a strategy that is designed to increase the value of the Company on a sustainable and long-term basis. Strict principles of good management and transparency as well as the continuous development of an efficient control system form the basis for meeting this goal. This corporate culture creates trust in the company, and is therefore an essential factor for the long-term creation of value.

Guidelines to prevent insider trading

We give the highest priority to the equal treatment of and provision of comprehensive information to all shareholders. To prevent insider trading, we have issued a compliance code that implements the provisions of the Issuer Compliance Code published by the Austrian Financial Market Authority, and also covers the members of the Supervisory Board. The observance of these regulations is monitored regularly by our compliance officer.

Further development of Austrian Corporate Governance Code

The revised Austrian Corporate Governance Code was published in January 2006, and reflects changes made to comply with EU recommendations as well as amendments to Austrian company law made in 2005. These code revisions further increase transparency and also strengthen the independence of supervisory boards. The new guidelines require the Supervisory Board and its committees to have a sufficient number of independent members. In addition, the annual report must indicate which members of the supervisory board are considered to be independent (also see page 26). Criteria are provided for the independence of the supervisory board members, and the activities of the supervisory board through its committees (nominating and remuneration committee) were adjusted to reflect international norms. Furthermore, compensation paid to the managing board will become more transparent as a result of the disclosure of the principles underlying the remuneration system and the amounts paid to individual board members. The code exceeds legal requirements, and compliance is voluntary. Observance of the code also means that the failure to meet C-Rules ("comply or explain") must be explained and disclosed.

Support for code and far-reaching transparency

Wienerberger implemented most of the above-mentioned changes three years ago as part of an improvement to its corporate governance system. The renewed declaration of support by Wienerberger to the new Austrian Corporate Governance Code and to compliance with its rules was therefore only a formality. We not only want to meet the minimum requirements of this code, but strive to achieve best practice. Wienerberger has already received several awards for its leading role in corporate governance in Austria.

Evaluation and confirmation of compliance with code by KPMG and Wolf Theiss

The implementation and correctness of our public announcements were evaluated by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in accordance with the standards issued by the International Federation of Accountants for reviews, and their report can be reviewed on our website. The auditor's evaluation of our adherence to the rules of the code and the correctness of our announcements confirmed that this public declaration of compliance is correct. Compliance with the provisions of the code that relate to the auditor was evaluated by Wolf Theiss attorneys-at-law. The resulting report indicated no objections, and is also available for review on our website.

Rules of procedure reflect provisions of code

In keeping with the spirit of the code, the members of the Managing Board and Supervisory Board, in particular through their chairmen, regularly confer on the development and strategy of the Company above and beyond discussions conducted during the regular meetings of the Supervisory Board. The Supervisory Board also exercises its consultative and control functions through committees, where such actions are required by defined responsibilities or the content of a particular issue. The rules of procedure for the Managing Board and Supervisory Board were amended to meet the revised requirements of the code in a meeting of the Supervisory Board on February 14, 2006. This also led to a change in the names of the Strategy Committee and Accounting Committee to Project Committee and Audit Committee, respectively, while the responsibilities and duties of these committees remain nearly unchanged. The rules of procedure for the Supervisory Board are published on our website.

Committees, duties and responsibilities of Supervisory Board

The ***Supervisory Board*** is responsible for decisions that involve subjects of fundamental importance or the strategic direction of the Group. The ***Presidium*** represents the interests of the company on all Managing Board issues, and also serves as a ***Remuneration Committee*** for the members of the Managing Board. The ***Project Committee*** is authorized to approve transactions and measures that do not require the approval of the Supervisory Board – in particular capital expenditures, acquisitions and the sale of property – and also makes decisions in urgent cases. The ***Audit Committee*** is responsible for all questions related to the annual financial statements and the audit of the Group as well as accounting, in preparation for the Supervisory Board. In addition, this committee evaluates the independence of the auditor and its quality as verified by a peer review. A financial expert serves as a member of the Wienerberger Audit Committee.

All members of Wienerberger Supervisory Board are independent; employee participation is part of Austrian system

The ***Personnel and Nominating Committee*** is responsible for preparing nominations to the Supervisory Board, whereby its goal is to guarantee the independence of the members of this body. It recommends nominations to the Supervisory Board, which are placed before the Annual General Meeting for a vote. The criteria for independence are published on our website. All shareholder representatives on the Supervisory Board reconfirmed their independence according to these criteria in a meeting on February 14, 2007. The Personnel and Nominating Committee is also responsible for establishing a description of the required qualifications prior to the appointment of persons to the Managing Board and preparing decisions for the Supervisory Board based on a defined selection procedure and succession planning. This committee also approves the terms of the stock option plans for key employees of the Group. The terms of the stock option plan for 2006 are described on page 124 of the notes, while detailed information on previous plans can be found on our website. The participation of Wienerberger employees on the Supervisory Board and its committees through their elected representatives forms a legally regulated part of the Austrian corporate governance system. The Austrian Stock Corporation Act entitles employees to delegate one member from among their ranks to the supervisory board of a corporation and its committees for every two members elected by the annual general meeting.

Succession planning for Managing Board based on assessment

After an initial evaluation in 2000, a second comprehensive assessment process was conducted for Wienerberger management in 2006. This analysis provides the Personnel and Nominating Committee with basic information to be used in succession planning for the Wienerberger Managing Board. In a specific case it formed the basis for the appointment of Willy Van Riet as Chief Financial Officer of Wienerberger beginning on April 1, 2007, after Hans Tschuden had announced his intention to join Telekom Austria AG.

Report on related party transactions

The Supervisory Board of Wienerberger includes no former members of the Managing Board or key employees, and there are also no cross representations. No loans were granted to the members of the Supervisory Board or Managing Board, and no agreements have been concluded with these persons. Information on related party transactions is provided on page 124 of the notes.

Disclosure of auditor's fees

The 137th Annual General Meeting nominated KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to audit the annual financial statements and consolidated financial statements of Wienerberger AG. In addition to this function, KPMG also provides tax and financial consulting services for the Wienerberger Group through its global network of partner offices. Consulting fees charged by KPMG, excluding the audit of financial statements, totaled less than € 0.4 million in 2006. The fees for the audit of the Group and related services totaled € 1.4 million. In 2007 there are only a few contractual agreements for the provision of project-related consulting services.

Extensive risk management does not require specific department

A management letter prepared by the auditor as well as a report by this firm on the efficiency of risk management in the Wienerberger Group was presented to the Chairman of the Supervisory Board, discussed by the audit committee and reported to the Supervisory Board. The risk analysis prepared together with an external consultant indicated that the specific circumstances associated with the risk situation of the Wienerberger Group could not be optimized in a reasonable manner through the establishment of a traditional internal audit function. Therefore, internal controlling and audit functions are carried out by Group controlling to avoid additional costs, and evaluated by the auditor based on a questionnaire with a focus that varies each year. The Managing Board reports to the Supervisory Board once each year on planning as part of this control system and the most important results of control measures.

"One share – one vote" applies in full; disclosure of change of control clauses

Wienerberger AG has issued 74.2 million shares of common stock. There are no preferred shares or limitations on common shares. Therefore, the principle "one share – one vote" applies in full. According to the Austrian Corporate Takeover Act each shareholder will receive the same price for his or her Wienerberger shares in the event of a mandatory offer. Wienerberger AG has no core shareholder. The shareholder structure is described on page 35. Change of control clauses are included in the terms of the corporate bond 2005, the hybrid bond 2007 and the syndicated term loans of 2005 and 2006.

Current data on compensation and directors' dealing on the website

The principles of the remuneration policy and detailed information on the compensation paid to each member of the Wienerberger Managing Board and Supervisory Board as well as an overview of the shares held by these persons is provided on the following pages. Current updates on the purchase and sale of Wienerberger shares by members of the Managing and Supervisory Boards are disclosed on the Company's website under "Directors' Dealing".

Full implementation of the code

Under consideration of the above-mentioned modification to the internal audit function, Wienerberger meets all rules of the Austrian Corporate Governance Code, even those that have only recommendation character.

Remuneration Report

Remuneration report explains amount and structure of payments to Managing and Supervisory Boards

The remuneration report summarizes the principles that are used to determine the remuneration for the Managing Board of Wienerberger AG, and also provides details on the amount and structure of payments to these persons. In addition, it includes information on the underlying principles and amount of compensation paid to the members of the Supervisory Board as well as data on the number of shares owned by members of the Managing Board and Supervisory Board. The Supervisory Board has transferred the determination of remuneration for the Managing Board of Wienerberger AG to the Presidium, which also serves as the Remuneration Committee.

Goal of remuneration systems is to reflect the success of the company

In accordance with Austrian law, the Managing Board is appointed for a specific term of office that equals a maximum of five years. The employment contracts for the individual members of the Wienerberger Managing Board are prepared by the Remuneration Committee together with an external consultant, and the amount and structure of compensation is defined for the full contract period. The goal of the remuneration system is to provide the members of the Managing Board with compensation that is appropriate in national and international comparison (building materials sector) in accordance with their functions and scopes of responsibility. An important element of this remuneration system is a high variable component, which reflects the success of the company. Total compensation is divided into fixed, variable and share-based components, whereby the variable component is based on profit after tax and the share-based component on the mid- to long-term development of the company.

Fixed base salary tied to responsibilities, annual bonus on profit after tax

The ***fixed base salary*** reflects the scope of responsibility of the Managing Board member and, following common practice in Austria, is divided into fourteen installments and paid at the end of each month. This results in different base salaries that correspond to the individual duties as well as the related strategic and operating responsibilities of the various board members. The ***annual bonus*** represents a variable cash payment that is dependent on the base salary as well as consolidated profit after tax before minority interest, and thereby also reflects the financing costs associated with the Group's growth course. The variable component of salary is limited to 200% of the annual fixed salary for the Chief Executive Officer and 150% for all other members of the Managing Board. The variable cash compensation is verified by the auditor and paid in the following year.

Over 50% of compensation is variable

Cash payments to the members of the Managing Board totaled € 3.9 million for 2006 (2005: € 3.6 mill.). Of this amount, € 1.7 million represent fixed base salaries and € 2.2 million are variable components that will be paid in 2007.

Cash compensation Managing Board

in EUR	2005 Fixed	2005 Variable	2005 Total	2006 Fixed	2006 Variable	2006 Total
Wolfgang Reithofer	626,352	667,873	**1,294,225**	642,317	742,361	**1,384,678**
Hans Tschuden	307,929	441,083	**749,012**	315,778	473,667	**789,445**
Heimo Scheuch	307,929	441,083	**749,012**	315,778	473,667	**789,445**
Johann Windisch	384,912	441,083	**825,995**	394,722	495,854	**890,576**
Total	**1,627,122**	**1,991,122**	**3,618,244**	**1,668,595**	**2,185,549**	**3,854,144**

Stock option plan to synchronize interests

The ***share-based compensation*** for the Managing Board is based on a stock option plan for key managers of the Group, which was approved by the Annual General Meeting of Wienerberger AG on May 8, 2002. The stock option plan represents a form of remuneration with a long-term incentive. The number of allocated options is dependent on the fulfillment of annual performance goals. In order for the 2006 options to become valid, actual results must equal at least 95% of budgeted profit after tax before minority interest for the Group. If actual results are between 95 and 100% of the target, the number of options is allocated on a proportional basis. For the business year 2006 CEO Wolfgang Reithofer was allocated 18,000 options and the other members of the Managing Board, Heimo Scheuch, Hans Tschuden and Johann Windisch, were allocated 15,000 options each for Wienerberger shares at an exercise price of € 38.50. Subsequent changes in the performance targets are prohibited after the allocation of the share-based compensation. The terms of the 2006 stock option plan and the valuation of the options are described in the notes on page 124.

Other activities require approval of Supervisory Board

The members of the Managing Board require the approval of the Supervisory Board before they may enter into any activities outside the scope of their work with Wienerberger. This guarantees that neither the time required nor the related compensation could lead to a conflict with their duties for the company. Any outside activities that involve seats on supervisory boards or comparable positions for publicly traded companies are listed on page 26 and also disclosed on the Wienerberger website. No compensation is provided for positions in Group companies.

Severance pay is regulated by Austrian law

All members of the Managing Board are covered by ***defined contribution pension agreements*** that require the company to make a fixed contribution each year. The Chief Executive Officer also has an "old" pension agreement that guarantees a fixed indexed pension payment. The company has no obligations above and beyond these agreements. Contributions to pension funds (defined contribution commitments) and provisions for pensions (defined benefit commitments) totaled € 1,211,919 for the members of the Managing Board during the reporting year (2005: € 1,075,475). The members of the Managing Board are entitled to severance compensation on the termination of employment in accordance with legal regulations in Austria, which depends on total compensation as well as the length of service with the company. Legal requirements define the maximum severance compensation as one full year's compensation, whereby the entitlement is forfeited if the employment relationship is terminated by the employee. Severance compensation for the Chief Executive Officer may equal a maximum of two year's compensation. The addition to the provision for severance compensation totaled € 932,260 for 2006. Payments of € 595,480 were made to former members of the Managing Board and their surviving dependents in 2006 (2005: € 588,789).

AGM approves new remuneration system for Supervisory Board

The AGM on April 27, 2006 approved a new remuneration system for the Supervisory Board: Each member of the Supervisory Board receives reimbursement for cash expenses as well as fixed remuneration of € 10,000 per year. In addition, each committee member also receives € 5,000 per year and committee. This fixed remuneration will be adjusted on the basis of the Statistik Austria consumer price index for 2005 or any other subsequent index. Furthermore, every member of the Supervisory Board will receive performance-based remuneration equal to 0.07‰ of profit after tax before minority interest for the business year, as shown in the audited and unqualified consolidated financial statements. The Chairman receives twice this amount and the Vice-Chairman one and one-half this amount. If a member of the Supervisory Board is not active during the full business year, the remuneration is paid in proportion to the time available. If members of the Supervisory Board take on a special function in the interests of the company in this capacity, the Annual General Meeting may approve remuneration for their activities. Duties and taxes charged on remuneration to the members of the Supervisory Board are carried by the company. For 2006 (payment in 2007) and 2005 (payment in 2006) remuneration for the members of the Supervisory Board totaled € 305,197 and € 294,650, and is distributed as follows:

Supervisory Board Remuneration *in EUR*	**2005**	**2006**
Friedrich Kadrnoska, *Chairman*	74,456	70,567
Christian Dumolin, *Vice-Chairman*	52,119	52,926
Karl Fink	0	20,189
Rupert Hatschek [1]	29,782	10,095
Peter Johnson	19,165	30,284
Franz Lauer [1]	29,782	10,095
Harald Nograsek	29,782	30,284
Claus Raidl	29,782	30,284
Wilhelm Rasinger	0	20,189
Franz Rauch	29,782	30,284
Total	**294,650**	**305,197**

1) Resigned from the Supervisory Board on April 27, 2006

No additional compensation for Supervisory Board

No compensation is paid for services outside the above-mentioned Supervisory Board duties, in particular for consulting or arranging services. The salaries received by the employee representatives as part of their employment contracts represent exceptions to this rule.

Managing and Supervisory Boards voluntarily disclose holdings in Wienerberger shares

The members of the Managing and Supervisory Boards have voluntarily agreed to disclose their holdings in shares of Wienerberger AG. In accordance with § 48 of the Austrian Stock Exchange Act, the purchase or sale of shares by members of the Managing and Supervisory Boards is reported to the Austrian Financial Market Authority and also disclosed on the Wienerberger website under "Directors' Dealing". The number of Wienerberger shares held by the members of the Managing and Supervisory Boards at the end of 2006 totaled 243,059.

Number of shares owned	**1.1.2006**	**Purchase**	**Sale**	**31.12.2006**
Managing Board				
Wolfgang Reithofer	168,041	0	0	168,041
Heimo Scheuch	18,120	18,000	22,322	13,798
Hans Tschuden	8,997	15,000	7,500	16,497
Johann Windisch	25,000	15,000	30,000	10,000
Supervisory Board				
Friedrich Kadrnoska	759	0	0	759
Christian Dumolin	23,690	0	0	23,690
Karl Fink	0	0	0	0
Peter Johnson	0	0	0	0
Harald Nograsek	0	0	0	0
Claus Raidl	0	0	0	0
Wilhelm Rasinger	0	10,274 [1]	0	10,274
Franz Rauch	0	0	0	0
Total	**244,607**	**58,274**	**59,822**	**243,059**

1) Wilhelm Rasinger owned the above number of shares in Wienerberger before he was appointed to the Supervisory Board.

The Wienerberger Share

ATX hits new record with 4,464 points

Uncertainty concerning the development of the oil price and the political situation in the Middle East had a negative impact on stock markets at the beginning of the year. However, investor confidence improved during the last months of 2006 and the major indexes climbed to levels that have not been reached in years. In spite of the highs and lows registered on international exchanges, good performance was recorded by the English FTSE 100 Index with +11% and the German DAX with +22%. The ATX moved from one high to the next at the start of the year, but came under strong pressure during the second quarter and faced a substantial correction to a level of 3,300 points. This trend reversed near the end of 2006, with the ATX outperforming most other stock indexes and closing the year with a plus of 22% to 4,464.

Sound growth in European economy supports construction sector

After a disappointing year for American markets in 2005, solid corporate earnings, a lower oil price and stable economic indicators provided support for the key US stock indexes in 2006. The Dow Jones Industrial closed at 12,463 points, which reflects an annual performance of +16%. The S&P 500 ended the year with a plus of 14%. The international construction branch profited from rising economic momentum in Europe and renewed activity on the construction sector in Germany during 2006. The Dow Jones Euro Stoxx Construction & Materials closed with overall strong performance of +38% and the Bloomberg 500 Building Index with +32%.

Share price under pressure in mid-2006, but new high reached at year-end

The Wienerberger share started 2006 at an annual low of € 33.45, but rose to a new record high of € 44.81 by April. In May the share price came under massive pressure that triggered an adjustment to € 32.11 during June. This development was caused by quarterly results that remained below expectations due to the long winter in Eastern Europe, rising energy prices, high start-up costs for plants and the substantial weakening of new residential construction in the USA. However, a clear improvement in earnings, renewed strength in the European construction sector, and a decline in energy prices formed the basis for strong recovery during the last months and the Wienerberger share closed 2006 at a new all-time high of € 45.00.

Development of the Share Price


€ 55
€ 50
€ 45
€ 40
€ 35
€ 30
€ 25
€ 20
€ 200 mill.
€ 150 mill.
€ 100 mill.
€ 50 mill.
€ 0 mill.
J06 F06 M06 A06 M06 J06 J06 A06 S06 O06 N06 D06 J07 F07

■ *Wienerberger AG*
□ *DJ Euro Stoxx Construction & Materials*
□ *Stock exchange turnover of the Wienerberger share per week (in € mill. double-count method)*
□ *ATX – Austrian Traded Price Index*

Liquidity
in € mill.



20.9
21.0
13.9
15.5
22.5
25
20
15
10
5
0
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

■ *Ø stock exchange turnover of Wienerberger share/day*

Key Data per Share		2004	2005	2006	Chg. in %
Earnings	in €	2.54	2.66	2.95	+11
Adjusted earnings [1]	in €	2.54	2.67	3.02	+13
Dividend	in €	1.07	1.18	1.30	+10
Free cash flow [2]	in €	4.25	3.06	3.71	+21
Equity [3]	in €	19.64	20.26	21.71	+7
Share price high	in €	36.35	39.10	45.00	+15
Share price low	in €	21.10	28.12	32.11	+14
Share price at year-end	in €	35.15	33.80	45.00	+33
P/E ratio high [4]		14.3	14.6	14.9	-
P/E ratio low [4]		8.3	10.5	10.6	-
P/E ratio at year-end [4]		13.8	12.7	14.9	-
Shares outstanding (weighted) [5]	in 1,000	69,598	73,196	73,309	0
Market capitalization at year-end	in € mill.	2,607.0	2,506.9	3,337.6	+33
Average stock exchange turnover/day	in € mill.	12.2	16.3	17.8	+9

1) Before amortization of goodwill, and excluding non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest
4) Based on adjusted earnings per share
5) Adjusted for treasury stock

Wienerberger share maintains high liquidity

The trading volume of Wienerberger shares again rose by a substantial amount in 2006. With annual turnover of € 4,376.5 million or an average of 464,788 shares per day (purchases and sales, double-count method), the liquidity of the Wienerberger share roughly matched the level reached in 2005. This led to a shift from seventh to tenth place in a ranking of top issues on the Vienna Stock Exchange. Over-the-counter sales totaled € 1,340.8 million in 2006, compared to € 1,629.7 million in the previous year. On the Austrian Futures and Option Exchange (ÖTOB) 26,498 option contracts with a total volume of € 101.3 million were traded for Wienerberger stock.

Dividend policy calls for payout ratio of 45% on net income

Wienerberger follows a consistant dividend policy, which calls for a payout ratio of roughly 45% of profit after tax and minority interest (based on 74.2 million issued shares). The Managing Board will therefore recommend that the Annual General Meeting on May 10, 2007 approve the payment of a € 1.30 dividend per share, which represents an increase of 10% and a total distribution of € 95.3 million. This reflects a yield of 3.4% based on the average share price for 2006 and 2.9% at the year-end rate. Wienerberger intends to continue this dividend policy in the future, in order to offer shareholders an attractive minimum return on their invested capital.

Shareholder Structure

Pure free float company with € 3.3 billion capitalization at year-end 2006

Wienerberger AG is listed with 74.2 million shares of zero par value common stock (bearer shares, no preferred or registered shares) in the Prime Market segment of the Vienna Stock Exchange. In the USA the company trades on the OTC market through an ADR Level 1 Program of the Bank of New York. With market capitalization of € 3.3 billion and a weighting of 5% in the ATX at year-end 2006, Wienerberger is one of the largest listed companies in Austria.

Wienerberger is a 100% free float company without a core shareholder. AIM Trimark, a Canadian investment company, holds over 5% of the outstanding Wienerberger shares in a number of its publicly traded funds. Other large shareholders with blocks of more than 5% are Capital Research and Management as well as Lansdowne Partners.

Shareholder Structure by Country



1 USA 34%
2 UK & Ireland 22%
3 Austria 17%
4 Germany 7%
5 North Europe 6%
6 France 3%
7 Switzerland 3%
8 Other 8%

Wienerberger has a widely diversified shareholder structure, which is typical for an international publicly traded company. Of special note is the fact that the majority of professional investors come from Anglo-Saxon countries, the USA (34%) as well as the United Kingdom and Ireland (22%). The share of private investors totals only 9%, whereas 91% of shareholders are institutions. 40% of the investors are growth-oriented (growth or GARP investors, see the graph on the right).

Wienerberger Hybrid Bond

In order to strengthen its capital base, Wienerberger successfully placed its first hybrid bond in February 2007 and thereby also diversified its range of financing sources. Strong demand – the bond was oversubscribed nearly 11-times – led us to raise the issue volume from the originally planned € 400 to 500 million. The bond was placed with Austrian (16%) and international investors (84%), above all in Great Britain, Germany, the Benelux countries, Switzerland and France. The security has a perpetual maturity as well as a fixed coupon of 6.5% for the first ten years, and will convert to a variable interest rate based on the 3-month EURIBOR plus 3.25% after this time. Standard & Poor's rated the Wienerberger hybrid bond "BB+" and Moody's awarded a "Ba1". The hybrid bond trades on the official markets of the Vienna and Frankfurt Stock Exchanges.

Shareholder Structure by Investor Type



1 Growth 31%
2 Value 29%
3 GARP 9%
4 Retail 9%
5 Index 9%
6 Hedge funds 6%
7 Other 7%

Investor Relations

Professional investor relations have had a high priority at Wienerberger for many years. This function reports directly to the Chief Executive Officer, but its work is also integrated closely with the Chief Financial Officer. The goal of our investor relations activities is to provide a true and fair view of the company, and thereby facilitate a correct valuation of the Wienerberger share.

Wienerberger again held several road shows and participated in investor conferences in Europe and the USA during the past year. The Managing Board and the investor relations team met hundreds of investors throughout the world and discussed the company as well as its development and strategy in conference calls and video meetings. The Wienerberger website represents an important communications medium, and provides a wide range of information on the company as well as download versions of annual and interim reports, a financial calendar, current presentations, live webcasts of the annual general meeting and press conferences, recordings of conference calls, analysts' earnings estimates and current reports, and a specially designed online annual report (annualreport.wienerberger.com).

Annual report receives 2 grand awards at the ARC in New York

Our efforts to continually improve investor relations were also recognized by the financial community in 2006, with Wienerberger winning several prizes. At the world's largest competition for annual reports – the ARC (Annual Report Competition) Awards in New York – an international jury of experts from the fields of investor relations, journalism, design and photography presented the Wienerberger Annual Report 2005 with a number of awards. For the outstanding quality of the report we received Gold Awards for financial data, written text, interior design and photography as well as a Bronze Award for the overall annual report. However, the most important recognition was signified by two Grand Awards for financial data and written text, which ranked Wienerberger number one among more than 1,900 submitted reports for the best analysis of results and written content in the world.

Fifth best report worldwide according to Annual Report on Annual Reports

The Wienerberger Annual Report 2005 also received an excellent rating in the Annual Report on Annual Reports. For more than ten years, e.com, an independent Belgian consulting company, has evaluated the annual reports of the major international corporations according to 25 categories. Wienerberger was included in this analysis for the first time in 2005 and ranked 18th, but reached the top in 2006 with a world class rating as the global number five. Our Annual Report 2005 was also recognized at the Austrian Annual Report Awards for publicly traded companies, where we won first prize as the best annual report in Austria for the third year in succession.

Coverage expanded in 2006

The coverage of our company by a large number of well-known Austrian and international investment banks maintains the ***visibility*** of the Wienerberger share in the financial community. During the past year, Citigroup (London) and Davy Securities (Dublin) initiated coverage on Wienerberger. As of March 2007 Wienerberger is covered by 12 analysts, and the following brokers publish regular reports on Wienerberger and its stock (in alphabetical order): ABN Amro (London), CAIB (Vienna), Citigroup (London), Credit Suisse First Boston (London), Davy Securities (Dublin), Deutsche Bank (London/Vienna), Erste Bank (Vienna), Goldman Sachs (London), MAN Securities (London), Merrill Lynch (London), RCB (Vienna) und UBS (London).

Information on the Wienerberger Share

Investor Relations Officer	Thomas Melzer
Shareholders' Telephone	+43 (1) 601 92-463
E-mail	communication@wienerberger.com
Website	www.wienerberger.com
Online Annual Report	annualreport.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Strategy and Business Model

Wienerberger is a growth company with high free cash flow

The primary goal of Wienerberger management in the context of maximizing Total Shareholder Return (TSR) is to guarantee long-term sustainable growth in our core business and thereby further expand the Group's leading market positions. Our corporate strategy is based on three main elements: a focus on the core business, profitable growth and a principal role in product innovation and cost leadership in our industry.

Focus on the core business

Strategy to increase market positions for core business and expand into new markets

Wienerberger concentrates on products for masonry, roofs and paving. We are the largest multinational supplier in our core business, and hold strong market positions with approximately 260 plants in 25 countries and five export markets (also see pages 72 and 73). Our strategy for the core business is designed to establish and increase leading positions on all markets in which we are present. In addition, we will also expand step by step into new and promising markets, especially in the East.

Revenues 2006 by Product


4
3
2
1

1 Hollow bricks 37%
2 Facing bricks 36%
3 Roofing systems 21%
4 Pavers 6%

Bricks are the most popular building material in the world for new residential construction, and are also used in the non-residential segment. Wienerberger has developed leading positions on all relevant markets in Europe (with the exception of the Iberian Peninsula) and the USA in recent years. Our innovative products, own technology and broad-based plant structure give us a decisive competitive advantage. Hollow bricks generate 37% of Group revenues and 48% of EBITDA. The facing brick product lines are responsible for 36% of revenues and 29% of EBITDA.

Clay roof tiles are used primarily to cover pitched roofs in Europe. More than half of clay roof tiles are used in renovation, which leads to a lower dependency on cyclical new housing construction than hollow and facing bricks. The major features of the clay roof tile industry are growing market shares, stable cash flows and high profitability. Our clay roof tile activities in Belgium, the Netherlands, France, Germany, Poland, Estonia and Switzerland as well as a 25% holding in Tondach Gleinstätten in Central-East Europe produce roofing systems made of clay. Bramac, a 50/50 joint venture with Lafarge Roofing, manufactures concrete roof tiles for Central-East Europe. Clay roof tiles and concrete tiles contribute 21% to revenues and 24% to EBITDA.

EBITDA 2006 by Product


5
4
3
2
1

1 Hollow bricks 48%
2 Facing bricks 29%
3 Roofing systems 24%
4 Pavers 4%
5 Investments and Other -5%

The fourth core product area is formed by pavers. We are represented in this sector by our 75% subsidiary Semmelrock as well as our wholly owned paver activities in the Benelux countries and Germany. Semmelrock was able to expand its leading position as a producer of concrete slabs and pavers in Central and Eastern Europe with the acquisition of the Czech Colorbeton in October 2006. This product area generates 6% of revenues and 4% of EBITDA.

Profitable growth

We define profitable growth as an above-average (in comparison to the building materials sector) increase in earnings of roughly 10% per year. The basis for this growth is formed by our integrated business model. The brick and clay roof tile business is capital-intensive. It requires a high initial investment and generates stable cash flows. Our maintenance capex in the core business is relatively low and totals only ca. 60% of depreciation. This leads to high free cash flows that can be used for growth projects, dividends, debt reduction or share buybacks.

Ambitious profitability criteria for growth projects

Our business model is designed to ensure that we only invest in profitable growth projects. We have set ambitious goals for these investments, which distinguish between ***bolt-on projects*** and ***external projects***.

Target for bolt-on projects: 22% CFROI in year 3 after the investment

We define ***bolt-on projects*** as the construction of new plants or extension of capacity as well as smaller acquisitions in existing markets. The integration of these projects with our activities and subsequent optimization allow us to realize synergies and increase earnings. For these projects, we require a cash flow return on investment (CFROI) of 22%, including synergies, in the third year after the start of the investment. Past performance has shown that we are able to meet this goal with CFROIs in excess of 20%, depending on the exact monitoring period.

Target for external projects: 16% CFROI in year 3 after the investment

External projects represent acquisitions that justify a higher investment for strategic reasons, in particular leading market positions held by the takeover candidates or entry into new markets. For these projects, we have targeted a CFROI of 16%, after synergies, in the third year after investment. We also use external projects to improve the earnings power of the Group, which currently generates a CFROI of 12.0%. These projects form the basis for further bolt-on projects in later years.

Financial flexibility through issue of hybrid bond in February 2007

Our financing strategy is closely linked to the capital structure of the Group. The objective is to maintain a sufficient equity ratio to safeguard the continuation of business activities and the payment of dividends (payout ratio of 45%), and also secure adequate debt financing to realize our growth targets. In order to minimize the cost of debt and maintain the Group's attractiveness for financial markets, any decisions involving a possible increase in debt are made with a view to maintaining the current ratings by Standard & Poor's (BBB) and Moody's (Baa2). Free cash flow will release approximately € 250 to 300 million for growth projects in 2007. In order to create additional flexibility for our growth strategy, we issued a hybrid bond in February 2007; this instrument is given a 50% equity credit by the rating agencies. The issue of shares will only be considered for major acquisitions that increase the value of the company.

Further growth in all regions planned for 2007

Further growth steps are planned for all regions in which Wienerberger is present. We will pursue this growth in 2007 through the construction of new plants, expansion of capacity and/or acquisitions depending on our market position in the specific country as well as the structure of the markets and competition.

New plants in Russia, Bulgaria and Romania in planning or construction

In Eastern Europe Wienerberger holds strong positions on building material markets. These markets are characterized by above-average growth in new housing construction. We therefore see substantial long-term opportunities throughout this entire region, which has become a home market for us. Wienerberger will use its competitive advantages with respect to costs and products, and gradually increase its activities in Eastern Europe through acquisitions and the expansion of production capacity. We are continually evaluating opportunities to enter new regions, whereby we concentrate on growing markets in which bricks already hold a high share. The realistic chance to gain a leading position in a new market over the mid-term is also a decisive factor. Our first brick plant in Russia started operations in October 2006 and is now undergoing optimization. We have also started construction of a plant in Kazan, 800 km east of Moscow, as well as on two production facilities in Bulgaria and Romania.

Strengthening of market shares in Western Europe with bolt-on projects

Growth opportunities in the mature markets of Western Europe are available through bolt-on projects in all product areas. We utilize synergies created by acquisitions and the extension of capacity, and are thereby able to improve our earnings in stagnating markets. Furthermore, there are opportunities to increase the market share of bricks for load-bearing walls in France, the Netherlands and Great Britain. In the roofing segment, we will form a homogeneous company in Germany following our acquisition activities in recent years and further optimize this business. This strategy will support the steady improvement of earnings in all countries.

Expansion of market position in USA with larger plants and stronger direct sales

The USA is the largest facing brick market in the world, and currently reports population growth of roughly 1% per year. For this reason, we view the USA as a long-term growth market and important source of earnings for our Company in spite of the decline in new housing construction that started in April 2006. We took a major strategic expansion step in the western region of the USA during June 2006 with the takeover of Robinson Brick, a brick producer and merchant in Denver, Colorado, that holds a leading market position with four plants and 17 retail centers in seven states west of the Mississippi. In Kentucky and Louisiana we strengthened our direct sales network through the acquisition of Modern Concrete, a brick merchant, in January 2007. The construction of larger plants and expansion of direct sales is an approach that we will also use in the future to steadily expand our business in the USA.

Investments refinance expansion in core business

Non-core activities in the Wienerberger Group are combined under the Investments and Other segment. The strategy for the Pipelife joint venture, the fourth largest producer of plastic pipes in Europe, is to continuously improve earnings and strengthen its market positions. Pipelife again made substantial progress with the implementation of this strategy during the past year and recorded a further improvement in earnings.

Maximization of TSR with dividends and earnings growth

For the owners of the Company, Wienerberger management has set a goal to maximize Total Shareholder Return (TSR). We view both factors – an increase in the price of our stock and dividend payments – as important. We have therefore defined a dividend payout ratio of approximately 45%, which will give shareholders a solid minimum return. We also want to grow profitably across all areas of our core business to form the basis for sustainable growth in the price of our stock in the future.

Key Factors and Major Drivers for the Brick Business

1 New residential construction and renovation

The pace of new residential construction on local markets has a major influence on the demand for bricks. Two of the most important drivers for new residential construction are population growth and consumer confidence in the individual countries. Bricks are also used for the construction of offices and public buildings. In contrast, the demand for clay roof tiles is driven more by renovation (55%) and less by new construction (45%).

2 Focus on the core business and profitable growth

The core business of Wienerberger – products for masonry, roofs and paving – is capital-intensive. After a high initial investment, only ca. 60% of depreciation is required for maintenance, rationalization and environmental protection measures. This releases substantial free cash flows that can be used, above all, for profitable growth. As the largest producer of bricks in the world, we invest at least € 250 million each year to increase our existing positions and develop new markets.

3 Local presence and decentralized organization

In order to fully cover a regional market with bricks, a company needs a network of production facilities as well as an organization that places high value on decentralized responsibility and local know-how. The supply radius is 250 km for hollow bricks, 500 km for facing bricks and 800 km for clay roof tiles. Different regional and cultural preferences and construction standards influence the development of markets and products. Wienerberger can rely on a network of plants in 25 countries, which makes it easier to compensate for fluctuations on individual markets.

4 Products and product development

Wienerberger has established a position as the most innovative company in the brick industry through its many years of successful development work. Our close contacts with architects and construction firms give us new impulses and suggestions for the improvement of our products. In the hollow brick segment, our goal is to continuously improve the technical properties of our products – for example thermal and sound insulation, load-bearing capacity and efficient laying. In the facing brick, clay roof tile and paver segments, we concentrate on the early identification of architectonic trends. We also adjust our offering to meet local needs and tastes, and continually add new items to our product lines.

5 Strong market positions and customer relations

Our goal is to develop strong market positions and customer relations in all markets in which we are active. We work to meet this goal with high-quality products and services as well as sustainable and responsible actions by all our employees.

6 Cost and capacity management

The ongoing optimization of costs throughout the company – in production (above all with respect to the use of energy) as well as administration and sales – is part of the Wienerberger culture. Our strong market positions are based on a network of plants, with facilities in all our markets and product segments. This allows us to actively manage capacity and ensure a high level of utilization, which represents a major cost factor in our capital-intensive industry.

7 Know-how and synergies

The competitive advantage of the Wienerberger Group is based on detailed knowledge of the local markets by all operating personnel as well as the use of group-wide synergies through the exchange of know-how in the areas of technology, marketing, product development and procurement.

Risk Management

Identification and analysis of 15 major risks as part of risk management process

Global operations expose the Wienerberger Group to a variety of risks. In principle, Wienerberger views risk as the potential divergence from corporate goals and therefore as a range of potential future scenarios. Risk covers the possibility of a loss (risk in the literal sense of the word) as well as the failure to realize an additional gain. The goal of our risk management process is to identify risks at an early stage and implement suitable measures to minimize any variance from corporate goals. This procedure requires the identification, assessment, management and monitoring of risks, and represents an integral part of our internal risk management activities. The risk assessment that was prepared in prior periods is updated annually by the Management Committee. Based on the probability of occurrence and potential impact on the Group, the identified risks are weighted according to their significance and the 15 major risks are analyzed in detail. In 2006 this process led to a change in the weighting of individual risks as well as the addition of new risks to our risk catalogue. The most important risks are described in detail below.

Market Risks

Minimization of market risks through geographic diversification

Market risks arise from developments and price structures in the major economies in which Wienerberger operates across Europe and the USA. In order to minimize the impact of individual markets on Group earnings, we pursue a strategy of geographical diversification and concentration on our core business. Our decentralized plant network and broad-based management team as well as the leading positions of Wienerberger prevent specific market and production risks from threatening the entire Group and limit the potential impact of such events to parts of the local organization.

Procurement, Production, Investment and Acquisition Risks

Risk of rising energy costs met by hedging

We work to counteract the risk of rising energy costs by continuously monitoring the situation on key markets, concluding forward contracts, defining procurement prices at an early point in time and closing long-term supply contracts. For 2007 we have already signed contracts that cover a large part of our natural gas and electricity requirements. A detailed description of our energy procurement policy is provided on page 70. However, our main activities in this area are directed to optimizing the use of energy in production and sales. Excess capacity can lead to pressure on prices and uncovered costs. In order to minimize any impact on earnings, we regularly evaluate our capacity and make any necessary adjustments through temporary shutdowns or the relocation of production to reflect market demands.

Group-wide transfer of know-how minimizes implementation and integration risk

The increasing focus on growth projects has made the efficient implementation and integration of these acquisitions more important. We rely on the group-wide transfer of know-how through the exchange of experts who support local management as well as clear profitability targets for growth projects (see strategy and business model, page 37) to hold this risk as low as possible.

Financial Risks

Hedging of exchange rates and interest rates

Exchange rates and interest rates are the major sources of financial risk. Foreign exchange swaps are used to secure appropriate coverage between assets and liabilities, and thereby decrease the impact of exchange rate fluctuations on Group equity. In recent years Wienerberger has been able to significantly reduce the risks associated with foreign exchange and interest rates through its hedging activities. A description of the financing situation and hedging measures is provided in the financial review on page 66; exchange rate risk is discussed on pages 121 and 122 of the notes.

Legal Risks

Cartel risks analyzed extensively in early stage of acquisitions

Depending on the market position in individual countries and the size of planned acquisitions, transactions may be dependent on the approval of cartel authorities. These approval procedures could lead to delays or, in individual cases, the prohibition of specific mergers or acquisitions. Wienerberger extensively evaluates the cartel risk associated with an acquisition together with national and international legal and business experts during the early stages of work on a project in order to minimize this risk. The cartel authorities have never rejected a proposed acquisition by the Group so far. Due to our positions in specific markets, the pricing policy of our subsidiaries is actively monitored by competition authorities. Price-fixing agreements are not part of Wienerberger business policies, and our internal guidelines expressly prohibit such activities and call for sanctions in the event of violations.

No identifiable risks that could endanger the entire Group

From the present point of view, there are no risks that could endanger the continued existence of the Wienerberger Group. Our broad geographical diversification limits the largest single risk to less than 20% of current EBITDA. If all top 15 risks should materialize at the same time, less than one-third of equity would be affected. Insurance policies have been concluded to cover specific guarantee or warranty risks as well as possible damages. The scope of these insurance policies is analyzed regularly based on the maximum cost associated with the insured risk and the relevant insurance premium. In order to counter potential risks that could result from the wide variety of tax, competition, patent, cartel and environmental regulations and laws faced by Wienerberger, management decisions are based on consultations with company and outside experts. Compliance with regulations and the supervision of employees in their interaction with risk is a basic responsibility of all Wienerberger managers.

Risks only taken on in operating business

In order to ***avoid and manage risk*** the local companies deliberately take on risks only as part of their operating activities and always evaluate these risks in relation to potential gains or opportunities. In particular, speculative actions outside the scope of operating activities are prohibited. Risks that are not directly related to operating activities, for example financial risks, are monitored and managed by the holding company of the Group.

Effectiveness of risk management audited and confirmed

The most important instruments for the ***monitoring and management of risk*** are planning and controlling processes, Group guidelines and regular reporting. Reporting plays a major role in the monitoring and control of risks associated with normal business operations. The Group auditor evaluates the effectiveness of Wienerberger risk management each year, and reports to the Supervisory Board and Managing Board on the results of this analysis. The functional capability of Wienerberger risk management was examined and confirmed by the auditor. A detailed description of the risks facing the Wienerberger Group is provided in the notes on page 120.

Products

Hollow bricks (1)

Wienerberger hollow brick brand: POROTHERM (POROTON in Germany)

Hollow bricks are used for load-bearing exterior and interior walls as well as for non-load-bearing partition walls or fillwork. A wall made of hollow bricks is normally not seen after completion because it is covered with plaster or paneling.

In any case, the technical advantages and features of these monolithic walls are convincing: high compressive strength, excellent thermal insulation and heat accumulation, sound insulation, high fire resistance (non-flammable), moisture regulating. In short, walls made of bricks create an unmistakably pleasant comfort atmosphere.



1

Wienerberger hollow bricks are sold under the POROTHERM brand (PORO-TON in Germany), and are optimized to meet these special applications and requirements. Examples are extreme thermal insulating, thick clay blocks for exterior walls, special heavy clay blocks for improved sound insulation and seismic-resistant bricks for safe construction in earthquake zones.

The Wienerberger hollow brick system also includes brick lintels and brick ceiling systems, which makes it possible to build an entire house with bricks – from the basement to the roof.

Pavers (2)

Wienerberger paver brands: TERCA (clay) and SEMMELROCK (concrete)

Pavers by Wienerberger are produced as clinkers made of clay or as concrete tiles and slabs. These materials are used by homeowners (for driveways, paths, terraces and garden design) as well as in public areas (sidewalks, open areas and pedestrian zones).

The large range of shapes, colors and surface structures offered by TERCA clay pavers and SEMMELROCK concrete pavers place virtually no limits on the esthetic fantasy and durability of paver designs. SEMMELROCK concrete pavers also permit the spatial structuring and design of garden landscapes, for example with products for slopes, planters and fencing systems.

Roofing Systems (3)

Wienerberger clay roof tile brand: KORAMIC

Clay roof tiles are used primarily to cover pitched roofs. They not only provide sustainable protection for houses from the weather, but also represent an important design element for architects. Clay roof tiles are not only used in new construction, but also to a large extent in the renovation of existing buildings.

Wienerberger clay roof tiles are sold under the KORAMIC brand. They are available in a wide variety of forms (pressed or plain tiles), colors and surfaces (natural, glazed, sanded or engobed). These product features create a unique and attractive look for a roof made of clay tiles. For each type of tile, Wienerberger offers a complete line of special tiles and accessories such as ridge tiles, verge tiles and much more.


3
4
2

Through its 50% holding in Bramac the Wienerberger Group also produces concrete tiles that are used to cover pitched roofs, primarily in Austria and the southeast region of Europe. Concrete roof tiles are used above all in new residential construction.

Facing Bricks (4)

Wienerberger facing brick brand: TERCA

Facing bricks are used in visible brick architecture: facades and interior walls are made from or covered with these bricks. The necessary functions of the load-bearing walls are provided by hollow bricks or other building materials such as concrete or calcium silicate blocks.

A wall made of facing bricks is an esthetic calling card for a home, and also provides optimal protection from the weather – there is no maintenance or expensive renovation in later years. Facing bricks can also be used in a wide range of decorative applications: for example interior walls, exterior enclosures, arches or chimney cappings. Wienerberger facing bricks are sold under the TERCA brand. They open up a wide range of design alternatives through the combination of colors, shapes and surface structures – a feature that is provided by hardly any other building material.

Facing bricks can also be combined together in storey-high prefabricated elements for fast construction. Especially in the area of non-residential construction, brick architecture can therefore play an important role in modern, economic building.

Similar to clothing, architecture is also subject to fashion trends. In this respect the development of new colors, surface structures and special shaped bricks plays an important role. The goal of Wienerberger is to meet the design requirements of architects and builders, and progress with the times.

Research and Development

R&D is one of the key points in our strategic planning

With its 5,000 year history, the brick is not only one of the most successful building materials from a historical point of view. It still remains one of the most important materials for construction throughout the world in the 21st Century. Today the brick is a modern, technologically mature and esthetically versatile product. For this reason, research and development (R&D) represents an integral part of our strategic planning. The focal points of R&D activities are derived from our goal to establish and maintain cost and technology leadership and our pursuit of product innovation to protect our market positions and expand our competitive advantage. This is reflected in the development of new technologies and optimization of existing production processes as well as the continuous improvement of our products. In 2006 we invested roughly € 5 million in our R&D activities.

Close cooperation with local teams

R&D is managed centrally, but implemented locally. Our engineering and product management team includes roughly sixty men and women who work together with our local engineering departments to optimize products, systems and production technologies.

Energy task force to optimize use of energy throughout the Group

The sharp rise in energy prices over the last two years has also shifted one focus of our engineering department to the more efficient use of primary energy sources (gas, coal, crude oil) in our plants. For this purpose we have created our own energy task force, which includes a manager from each of our market countries. Internal energy benchmarks have been defined as the basis for establishing an international know-how transfer on the use of energy. The data gathered with this project will now be used to successively optimize energy use throughout the Group. First results have already been registered in Hungary, the Czech Republic and Poland, where energy consumption fell by up to 10% in 2006.

Know-how transfer to improve production processes and search for raw materials

Any brick plant is only as good as its adaptation to the available raw materials, and this creates two challenges for our engineering department: tracking down the "perfect" raw material on site is decisive but, at the same time, the specifications of the production process must also be fine-tuned to match the existing supplies. This begins with the type and quantity of additives, and ends with the optimal drying and firing time. The raw material not only has a major influence on the quality of bricks, it is also a determining factor for the production process. Wienerberger achieves technology leadership by the ongoing exchange of know-how throughout the Group. With the knowledge gained from roughly 260 plants, our engineering department provides support for our local teams in the planning and construction of production facilities and selection of equipment as well as the search for raw materials.

Focus on optimizing properties of bricks and structural elements

Innovation is key for our activities in product and system development. This takes place through the ongoing optimization of the properties of bricks and structural elements, and also through the design of the bricks. For example, the EU has defined stability, energy savings, thermal and sound insulation, fire protection and seismic resistance as the most important demands on buildings. These requirements have been translated into new European norms, which have become more stringent in all areas over recent years. Wienerberger works continuously to improve the physical properties of its bricks, and has established a position as the most innovative company in the industry through many years of successful development. In recent years, substantial progress has been made in a number of important areas.

Excellent thermal insulation with volcanic filling material

For example, the filling of brick voids with Perlite, a pure mineral thermal insulating material made of expanded volcanic rock, has allowed Wienerberger to realize the current top thermal insulating value of 0.08 λ for bricks. Our activities during the past year were also directed to further improving the properties of this product generation. We are steadily increasing our production capacity for this product in Germany to meet the strong demand.

Improved sound insulation in bricks

We also made progress in increasing sound insulation during the past year, and launched a number of bricks with significantly improved properties in several countries. One example is the Porotherm 25AKU, which is made of special ceramics with a unique void configuration and was successfully introduced to the market in the Czech Republic.

Greater stability and load-bearing capacity for construction in seismic areas

A number of regions in Southern Europe are classified as seismic areas, and the safety requirements for buildings have become more stringent in recent years following the introduction of new standards and regulations. For this reason, an important factor for the further development of our bricks is the improvement of the load-bearing capacity and stability of brick walls. These properties are determined through so-called shaking table tests or cyclical shear tests, which place a building on an earthquake simulator and analyze the results of various earthquake intensities, e.g. the wall is shaken until it breaks. Our work in this area is pioneering and allows us to integrate the results of these trials into the development of special seismic-resistant bricks and systems, which have substantially higher stability and load-bearing capacity than standard bricks because of their special properties. The Wienerberger Porotherm seismic-resistant brick is one successful example of a product developed especially for regions with a high risk of earthquakes.

Design innovations for facing bricks, clay roof tiles and pavers

The brick is also subject to continuously changing architectonic trends and fashion dictates. For this reason, Wienerberger works continuously with architects and builders to expand the range of its facing bricks, clay roof tiles and pavers. The individual Group companies modify this offering to meet local traditions as well as the needs of customers and architects based on their close contacts with the market. The general trend in clay roof tiles shows a preference for larger sizes and flatter straight and smooth-surface products, whereby there are considerable local differences. We added more than 35 new clay roof tile models to our product line during the past year, including sanded types with an antique appearance. Our facing brick line was expanded to include dark and anthracite-colored, rustic rough and smooth elegant models that give facades an elegant appearance when combined with light mortar. At present the Wienerberger product line includes roughly 1,500 different facing bricks and 550 types of clay roof tiles.

The most natural thing in the world: Brick production



1



2



7



8

Raw materials management (1)
In a first step, experienced geologists analyze the quality of the raw material. The excavated clay is then layered in stockpiles, where it is stored for roughly one year in the open to ensure optimal consistency. After this time, the clay is collected and transported to the nearby plant by conveyor belts or trucks for further processing.
Wienerberger is committed to restoring former clay mining sites. Clay pits that are no longer used are returned to serve as a habitat for flora and fauna or create a natural recreation area for local residents, or are restored for use by agriculture or forestry businesses.

Preparation (2-6)
In the second step, the clay is collected from the stockpiles and transported in box feeders. It is then prepared through a grinding (pam mill, **2**) and milling process (roller mill, **3**). Water and sand – and for hollow bricks, pore-forming agents like sawdust – are added (**4**) and mixed to achieve the right consistency. The clay is next transported to a storage area (mud house, **5**) by conveyor belts, and from here fed through rotary disk feeders (**6**) into the extruder (**7**).
Technical progress now makes it possible for us to use lower quality clay that was formerly discarded as residue. The use of biogenic, renewable materials such as sunflower seed shells or hay and secondary raw materials like paper fiber improves environmental compatibility and reduces costs.

Shaping (7)
This step involves the actual shaping of the brick. The prepared clay is pressed through dies by extruders, and then cut into individual bricks or mechanically compressed into forms with automatic soft mud presses. The soft "green" bricks are stacked on palettes and transferred to the dryer. Clay roof tiles are extruded, or pressed into forms and made into moulded tiles.
Our own die manufacturing allows us to develop die forms, which represent the basis for innovative products with new shapes and configurations as well as optimized product features.


3
4
5
6


POROTHERM
9
10
11

Drying (8)
The drying process removes the moisture from the soft "green" bricks, and prepares the bricks for firing. Depending on the type of the product and the production technology, the drying period takes between 4 and 45 hours. During this process the moisture content drops from 20% to less than 2%. After drying the bricks are automatically repackaged into a firing setting and transferred to the kiln by kiln cars. New and more efficient drying and air stream technologies have significantly reduced the drying period. This lowers energy consumption, improves product quality and makes it possible to develop new products.

Firing (9)
The firing of the brick in the tunnel kiln at a temperature of 900 to 1200°C is the final part of the production process, and lasts between 6 and 36 hours. This process gives the bricks a permanent strength. The pulp and sawdust (pore-forming agents) that were added to hollow bricks during preparation burn out completely and leave tiny holes that improve thermal insulation. Facing bricks and clay roof tiles can also be produced with a ceramic surface (engobe or glazed), which is burned in and creates a particularly attractive surface. After firing, bricks are nonflammable and fire-safe for ever.
Specially developed kiln and firing technologies as well as air stream systems have reduced the required firing time by up to two-thirds. This has created enormous advantages: a 50% decrease in the use of primary energy over the past ten years, up to 90% less emissions through thermal post-combustion equipment, optimized product quality and a substantial increase in capacity.

Packaging (10)
The fired bricks are automatically loaded onto pallets, and covered with strips and films. This packaging identifies the bricks and makes them safe for shipping.
The use of thinner films made of recycled PE and an increase in the life cycle of palettes reduces the amount of packaging material required.

Delivery (11)
Wienerberger has a network of decentralized production facilities. The plants are located near to raw material supplies and as close as possible to local markets. This reduces transport distances, which makes fast delivery possible and also lowers the environmental impact.

Corporate Responsibility

Our goal is to create sustainable values with natural products

Wienerberger views business as an integral part of society. Its duty is to serve people and create value for all. Wienerberger takes its role as a responsible member of society seriously and acts in accordance with economic, ecological and social principles. Our goal is to create sustainable values with natural products.

THE GLOBAL COMPACT

With the signing of a social charter in 2001, the management of Wienerberger formally confirmed its intention to comply with the recommendations of the International Labor Organization (ILO) in Geneva and to follow the principles of social progress. As a logical consequence of this action, Wienerberger also joined the UN Global Compact in 2003. This initiative was started in 1999 by the United Nations to promote good corporate citizenship. The UN Global Compact now comprises ten major principles from the areas of human rights, labor standards, environmental protection and measures to combat corruption. Companies that join this project agree to voluntarily comply with the principles of the UN Global Compact, which can be reviewed under www.unglobalcompact.org.

Sustainability anchored in Wienerberger mission statement

In 2004 Wienerberger management carried out an intensive dialogue on the subject of sustainability with the support of external consultants. It showed that sustainability is not just a slogan for Wienerberger, and also confirmed our long-standing focus on economic, ecological and social principles. The results of this workshop formed the basis for the development of our new Wienerberger mission statement, which is now available in 18 languages and was presented to our employees in 2005. In order to play a key role in the development of a "sustainable future" we have defined sustainability as our foremost goal. The two most important guidelines to help us achieve this objective are active protection of the environment and social responsibility.

Active protection of the environment

All local companies are working to improve environmental protection

"Building Value for a sustainable future" is one of our guiding principles, and our many activities demonstrate that these are not just empty words. As a producer of bricks, Wienerberger "uses" nature in a kind of symbiosis: our clay mining procedures are designed to minimize the impact on the environment, and our bricks and roof tiles are ecologically friendly, natural products with a long service life that can be easily be recycled. All companies in the Group work continuously to improve environmental protection measures and optimize the use of energy.

Specially designed activities and cooperation with NGOs

For example, our French subsidiary prepared a policy statement that can be applied to the entire Wienerberger Group. These principles underscore the commitment of the company to compliance with environmental protection laws, climate protection, energy savings, the restoration of clay mining sites, recycling of waste, exchange of experience with other companies, humanitarian assistance, support for local communities, preservation of our cultural heritage and transparency. At our plants we work to maintain the best possible understanding with municipal authorities, representatives of interest groups and neighboring residents. The focus of our activities is placed on mutual understanding and learning from one another. We also value an open and continuous dialogue with NGOs.

Exemplary cooperation with WWF on specific projects

A special cooperation has linked us with the World Wide Fund for Nature (WWF) for the past four years since the signing of a letter of intent for the pursuit of joint projects. Within the framework of this agreement Wienerberger supports the international activities of the WWF in Austria, which include the Ramsar Center in Schrems, a documentation, event and research facility on wetlands, as well as the WWF-Seewinkelhof in Apetlon. In exchange the WWF advises Wienerberger on the realization of environmental protection projects.

Social responsibility

Projects for social working environment adapted to meet needs of local employees

In keeping with our focus on people, social engagement and support for the needy form a cornerstone of our social responsibility. Wienerberger works to provide its employees with an attractive and social working environment through training programs, the improvement of working conditions, voluntary benefits and support for common activities. Questionnaires and feedback cycles form the basis for an active dialogue with employees, and help to define their particular needs. This leads to the development of country-specific measures that reflect the requirements of the local workforce. For example, working hours in Austria were made more flexible during the past year to offer employees a greater opportunity for self-determination. In Ukraine, Wienerberger voluntarily provides its employees with health insurance to give them added security.

Support for charitable organizations with special focus on assistance for children

"Wienerberger makes bricks, but homes are built for people". This awareness is reflected in our goal to use our products and financial support as a means of helping people who have been hurt by unforeseen circumstances or misfortune. Our most important concern in this respect is to help children, the weakest members of our society. We work together with recognized organizations, which we support by providing free bricks for the construction of educational facilities and buildings as well as financial backing for their projects. A long-standing partnership connects us with SOS-Kinderdorf, and we have steadily intensified this contact through numerous projects on different continents in recent years. With the founding of the SOS-Sustainability Foundation – special funds reserved for Asia, which are invested under professional management and will continue to grow over the years – we have found an instrument that will guarantee long-term assistance for the victims of the Tsunami.

Selected projects shown on following pages

We regularly support social projects in nearly all countries in which Wienerberger is present. The following two pages present a selection of the sustainability projects that our local subsidiaries carried out during the past year.

Environmental Protection

Installation of air pollution controls in 8 tunnel kilns

USA General Shale, the US subsidiary of Wienerberger, successfully completed the installation of air pollution controls in eight large tunnel kilns during the past year. This € 7.5 million investment represents an important step in reducing emissions by the American brick plants, and underscores the role of General Shale as a leader in environmental issues for the US brick industry.

€ 4 million for environmentally compatible production technology

Germany Over the past two years, Wienerberger has carried out an extensive € 4 million program to modernize the brick plant in Ansbach. This project optimized the production process with the use of new technology, and thereby led to a reduction in energy requirements and increase in environmental compatibility. It also improved the kiln-to-dryer heat transfer which, in turn, further decreased the amount of energy used in the production process. The installation of modern thermal post-combustion at this plant has made an important contribution to reducing the emissions from brick production to a level that is far below legal limits.

€ 1 million to reduce emissions

Czech Republic In 2006 Wienerberger invested roughly € 1 million to install more environmentally friendly production technologies in its Czech facilities. Three plants were refitted with thermal post-combustion equipment, which reduced emissions from the production process by up to 1/10 of the original level.

100% recycling of production waste

Romania A project was started during September 2006 to support the recycling of all waste arising in connection with the production process. In particular, this involves waste paper and plastic, iron scrap, batteries, residual oil and tires. To ensure the success of the project, the waste removal and recycling firms that work with the company are also involved. This project is currently in the first phase of implementation, which covers the recycling of waste paper and plastic.

Sleeping places made of bricks for bats

Great Britain The Cheshire Wildlife Trust approached Wienerberger for assistance with the construction of sleeping areas for bats in its nature protection park. Special brick boxes were developed together with experts and produced by Wienerberger, and now provide optimal sleeping places for these animals. Although the project was originally designed for the Cheshire Wildlife Trust, it has become a huge success and drawn the interest of other English nature protection parks that are interested in installing these "bat boxes" throughout the country.

Jövövár (castle of the future) Initiative

Hungary The Jövövár Initiative, which was founded by Wienerberger in 2000, has received increasing attention and broad support from industry and the Hungarian media in recent years. Alone in the past year, five additional companies joined this program. Roughly € 1 million has been collected since the start of the Jövövár Initiative to finance projects that assist children and young people. Under the auspices of the Hungarian minister of education, more than € 200,000 of funds and donations in kind were distributed during 2006 to institutions that are active in the education, upbringing, medical care or rehabilitation of children. Our bricks were used, among others, to renovate schoolrooms, build gymnasiums and repair damaged roofs.

Preservation of the national heritage

Netherlands In cooperation with the municipal authorities of a small medieval town in the Netherlands, a project was started to renovate the wall surrounding the city. Wienerberger developed and produced special bricks for this project. They not only harmonize with the existing design and maintain the medieval cityscape, but also contain iron to increase the load-bearing capacity and thereby give the wall the required strength. Work on the project began during 2006 and should be completed by mid-2007.

Construction of a school area for the Happy Kids Foundation

Romania The Happy Kids Foundation plans to construct a modern school area that will also be available for use by the local community. It will include a day nursery, day care center, grammar school and high schools as well as various recreational facilities like sports fields and cafeterias. This project is designed to support the education of children with special needs as well as children from rural areas. Wienerberger has agreed to donate all bricks required for construction of these facilities. The project was started in October 2006 and is scheduled for completion in 2012.

Christmas donation for children

Austria As in the past years, Wienerberger has dedicated its annual Christmas donation to projects that help needy children. The Concordia project managed by Father Sporschill received € 37,500 for a children's house in its "City of Children" in Pirita, Republic of Moldavia. This house has made it possible to place 18 abandoned children with a new family. A further € 37,500 was donated to SOS Kinderdorf for a project in Byelorussia. As part of a program to strengthen families, the SOS social center in Minsk provides psychological and medical support for people affected by crises and, in particular, offers financial assistance to single mothers.

Social Responsibility

Employees

Employees by Segment



5
4
1
3
2

1 Central-East Europe 34%
2 Central-West Europe 16%
3 North-West Europe 31%
4 USA 18%
5 Investments and Other 1%

Development of Productivity
in TEUR



180
160
120
80
40
0
144.7
146.7
163.1
33.4
32.1
34.6
2004
2005
2006
Revenues / Employee
EBITDA / Employee

The Wienerberger Group employed an average workforce of 13,639 in Europe and the USA during 2006, compared to 13,327 in the previous year. This increase of roughly 2% resulted from acquisitions and new plant construction in North and Central-West Europe as well as in the USA. Revenues per employee rose by 11%, and productivity (EBITDA per employee) grew 8% over the prior year level.

Professional personnel development and the advancement of human capital represent key factors for the success of our Company. In keeping with our decentralized structure, human resource management is the responsibility of our local companies. However, the personnel policies for key executives are coordinated centrally. These actions concentrate on the identification and support of future managers, the preparation of talented men and women for management positions and the introduction of new management techniques for top executives.

Entrepreneurial spirit

In order to increase motivation and strengthen identification with the success of our Company, management receives a fixed salary as well as a variable component that is based on earnings indicators and qualitative criteria and averages roughly one-fourth of total remuneration. An important factor for the focus of management on shareholder value is our stock option plan, which covers 72 key employees. The terms of this plan are explained on page 124 of the notes to the financial statements.

Responsibility

Following the successful introduction of the Wienerberger mission statement in 2005, the operating companies presented their country-wide implementation steps at our management conference. These many different measures covered a broad spectrum of ideas on the subject of sustainability. The Netherlands was particularly impressive with exemplary projects in the areas of work safety, medical services, sponsoring and a social annual report. As recognition for this special commitment, the company was presented with the Wienerberger Sustainability Award.

Wienerberger set a further milestone with its Safety, Health & Education (SHE) reporting system, which was introduced during the past year. This database will collect and store key indicators on the make-up of the workforce as well as work safety and training, and allow us to take specific steps for improvement if necessary.

Diversity

We respect other countries and cultures, and learn from each other

Activities in the area of human resources focused on a training offensive in 2006. Each employee in the holding company took part in two workshops, which covered technical skills as well as networking and the exchange of knowledge in the Group. This project was not only designed as a continuing education program for our employees, but also as a means of distributing the multi-cultural and widely diversified know-how that is available throughout the Wienerberger Group.

The human touch

The Ambassador Program was introduced by Wienerberger in 2004 to develop the managers of the future. It provides talented men and women with training in the form of modular seminars that cover specialized know-how, social skills and system capabilities. The graduates then return to serve as ambassadors in our subsidiaries, and spread their newly acquired know-how and the Wienerberger spirit throughout the Group. The Ambassador Program has been a great success in recent years, and a new cycle is therefore planned for 2007.

We provide specialized training and support for our employees

Passion

We place people at the focus of our activities and identify with our products and our Company. In order to communicate this Wienerberger spirit to our new employees, we hold introductory meetings with plant tours, product presentations and discussions to make the Company and its products come alive.

We identify with our products and company

Quality

The Wienerberger Engineering Academy was established as a permanent facility to provide instruction in various technical disciplines as well as social and management skills, and thereby support the internal development of specialists to safeguard the long-term success of our Company. This two-year program focuses not only on social skills, but above all on ceramic products and production technologies. The know-how compiled by our international experts in the areas of raw material testing, preparation, drying and firing technology and quality analysis is passed on to our technical personnel. The goal of this program is to safeguard and increase our competitive advantage in engineering over the long-term. Next year we plan to expand the Wienerberger Academy to also include a modular course for plant managers.

We promote the international exchange of know-how

Dynamics

In order to strengthen the ties between our employees and the Company, we are currently working to increase the flexibility of working hours to meet social trends and also give employees greater responsibility. As a first step, we have concluded a new employment agreement for the employees of the holding company that makes working hours more flexible.

We react in a flexible manner to changing market conditions

The further development of the Wienerberger corporate culture and the identification of all employees with these common values is a central objective of our mission statement. Wienerberger is dedicated to the principles of sustainability, multi-cultural diversity, decentralized responsibility and entrepreneurial beliefs. People are the focus of our efforts, and our personnel policies are based on this conviction.

Visit our job center (Jobs & Careers) under www.wienerberger.com

Highlights 2006

January 12
Wienerberger declares support for amended Corporate Governance Code
Wienerberger AG welcomes the newly announced Austrian Corporate Governance Code, which was adapted to reflect EU recommendations for corporate governance.

February 22
Wienerberger expands capacity in USA
General Shale, the US subsidiary of the world's largest brick producer Wienerberger, continues its expansion with the addition of another production line to its plant in Mooresville, Indiana.

March 28
Wienerberger announces solid final results for 2005
Wienerberger recorded further improvement in revenues and earnings during the 2005 Business Year in spite of a difficult market climate. Group revenues rose by 11% to € 1,954.6 million and operating EBITDA by 6% to € 428.4 million.

April 27
Wienerberger purchases Bayerische Dachziegelwerke Bogen GmbH
Wienerberger acquires Bayerische Dachziegelwerke Bogen GmbH, a family company with headquarters and production near Straubing (ca. 130 km northeast of Munich).

May 19
Wienerberger takes major expansion step in the western USA
Wienerberger acquires Robinson Brick Company, a brick producer and merchant with headquarters in Denver, Colorado, and expands into the western region of the USA.

June 1
Wienerberger purchases facing brick plants in Germany
Wienerberger continues to grow and signs a contract through its Germany subsidiary, Wienerberger Ziegelindustrie GmbH, to purchase the facing brick plants in Hude near Bremen from Friedrich Knabe Kirchkimmen Ziegelei GmbH & Co. KG.

solid final results
corporate purchases **rec**
expansio
investments **structu**
optimistic

February 2
Wienerberger continues expansion in Poland
Wienerberger acquires the Cermegad and Zeslawice brick plants from Ploegsteert International N.V. and Vandersanden Steenfabrieken N.V.

February 9
Wienerberger enters Bulgaria
Wienerberger starts the new year with an important strategic expansion step in Bulgaria and acquires over 90% of the shares in Uspeh AD, which operates a brick plant in Lukovit, 120 km northeast of Sofia.

April 6
Wienerberger subsidiary Semmelrock continues investments in Eastern Europe
Semmelrock, a 75% subsidiary of Wienerberger AG and the market leader for high-quality concrete pavers in Central-East Europe, continues its expansion in 2006 with the full takeover of the Kombet plant in Northern Poland.

April 25
Wienerberger acquires Eichhorn brick business in Austria
Wienerberger Ziegelindustrie GmbH, the Austrian subsidiary of the world's largest brick producer, acquires a hollow brick plant in Blindenmarkt, Lower Austria, from Eichhorn GmbH. The facility has a total capacity of 60 million brick units.

May 3
Wienerberger optimistic for 2006 after first quarter results
Wienerberger again confirms the success of its profitable growth strategy with results for the first quarter. Despite an extremely severe winter in large parts of Europe, Group revenues rose by 15% to € 383.9 million and EBITDA grew by 2% to € 55.6 million.

May 9
Wienerberger expands direct sales in US
General Shale, the US subsidiary of the world's largest brick producer Wienerberger, acquires Curley Building Material Inc., a masonry supplier in Carmel, Indiana.

July 28
Wienerberger takes next step in Germany
Wienerberger remains on its growth course, and acquires the assets of the south German clay roof tile producer Jungmeier GmbH & Co. KG with headquarters and production in Straubing (ca. 130 km northeast of Munich).

August 16
Change in Wienerberger shareholder structure
Capital Research and Management announced that it held a total of 3,770,489 shares, or 5.08% of the outstanding share capital of Wienerberger AG, as of August 11, 2006.

August 17
Wienerberger announces recommended cash offer for Baggeridge
Wienerberger plans to acquire Baggeridge Brick PLC, the fourth largest brick producer in Great Britain, at a purchase price of £ 89.2 million for 100% of share capital, subject to the approval of the UK Competition Commission.

September 26
Wienerberger Annual Report 2005 receives numerous (inter)national awards
The Wienerberger Annual Report 2005 receives Grand Awards for "Financial Data" and "Written Text" at the ARC (the Oscar for annual reports) in New York and is also rated the fifth best annual report in the world by e.com in its "Annual Report on Annual Reports". The Austrian business journal "trend" ranks Wienerberger as the best annual report in Austria for 2005.

October 23
Hans Tschuden appointed new CFO of Telekom Austria AG
Hans Tschuden was appointed Chief Financial Officer of Telekom Austria as of April 1, 2007 and will therefore resign from the Managing Board of Wienerberger AG on March 31, 2007.

November 8
Wienerberger reports significant earnings growth in third quarter
The third quarter of 2006 confirms the success of efforts by Wienerberger AG to improve results. Revenues and EBITDA both rose by 18% between July and September.

December 7
New Wienerberger CFO: Willy Van Riet
In a meeting on December 6, the Supervisory Board appointed Willy Van Riet, former Managing Director of Wienerberger activities in Great Britain, as the new Chief Financial Officer of Wienerberger AG.

December 11
OFT refers Baggeridge acquisition by Wienerberger to UK Competition Commission
Wienerberger and Baggeridge note today's announcement by the Office of Fair Trading (OFT) that it intends to refer the proposed acquisition of Baggeridge by Wienerberger to the British Competition Commission.

ommended acquisition
awards earning
20th anniversary
new plants donates

August 22
Wienerberger accelerates growth during the first half of 2006
Wienerberger continues its profitable growth course during the first half of 2006 and sets a new record for revenues, which rose by 10% to € 1,011.9 million. However, this positive development will only have an impact on earnings at a later date.

September 19
Change in Wienerberger shareholder structure
Lansdowne Partners Limited announced that it held a total of 3,753,321 shares, or 5.06% of the outstanding share capital of Wienerberger AG, as of September 11, 2006.

October 6
Semmelrock acquires Czech concrete paver producer
Semmelrock, a 75% subsidiary of Wienerberger AG, continues its expansion in Central-Eastern Europe by acquiring Colorbeton a.s., the third largest producer of concrete pavers in the Czech Republic.

October 11
Wienerberger marks 20th anniversary in Germany
Wienerberger started its internationalization 20 years ago with market entry into Germany through the takeover of the Oltmanns Group.

November 23
Two new Wienerberger plants in France
Wienerberger continues its expansion on the French market with the purchase of more than 50% of the shares in Briqueterie Bar Frères and the start-up of a hollow brick plant in Angervilliers.

November 28
Wienerberger acquires German clay paver producer Penter
Wienerberger becomes the leader on the German clay paver market with the acquisition of the second largest company in this segment, Penter Klinker Klostermeyer KG in Lower Saxony.

December 14
Wienerberger donates € 75,000
Wienerberger invites clients and business partners as well as high-ranking representatives of politics, business and industry to its traditional Christmas cocktail and donates € 37,500 each to the Concordia Project, which builds homes for abandoned children, and to the SOS-Children Villages in Byelorussia.

The Economy

EU growth and global economy at solid level

The global economy was characterized by strong development in 2006. China continued its rapid advancement with real GDP growth of 9.7%, while exports served as the major driver in Japan and supported a GDP increase of 2.7%. In the USA (+3.4%) the pace of growth slowed somewhat, above all due to a sharp rise in the oil price and a decline in residential construction. In Europe economic recovery gained strength. The EU-15 recorded a plus of 2.2% as a result of higher exports and increased domestic demand. The EU-15 average of 2.6% GDP growth was not reached by Germany (+1.7%), Italy (+1.3%) and France (+1.9%). However, significantly better development was reported by Sweden (+3.4%), Finland (+3.6%), Belgium (+2.3%), Great Britain (+3.5%), the Netherlands (+2.6%), Denmark (+3.2%) and Spain (+3.1%). Austria recorded the highest rate of growth since 2000 with an increase of 2.5%. The above-average inflation rates – a result of higher energy prices – led to a series of interest rate hikes by the European Central Bank.

Development in Eastern Europe still clearly outpaces Western Europe

The CEE countries also continued to record strong growth in 2006. This development was supported by the increasingly important role of this region in international trade and high foreign direct investments. In addition, the EU accession of Bulgaria and Romania in 2007 had a positive impact. Significant GDP growth was registered by the Baltic States of Latvia (+11.0%), Estonia (+10.9%) and Lithuania (+7.8%). High GDP increases were also reported by Slovakia (+6.7%), the Czech Republic (+6.0%), Poland (+5.2%) and Hungary (+4.0%).

Housing Starts 2006 per 1,000 Residents *Source: Euroconstruct December 2006, U.S. Census Bureau*



7.05
6.24
5.99
5.30
5.06
4.58
3.97
3.95
3.72
3.28
2.76
2.21
8
6
4
2
0
F
Ø Western Europe
USA
B
A
NL 1)
HUN
CZ
UK
PL 1)
GER 1)
SK

1) Housing completions; starts are not reported from these countries

New residential construction in Europe stronger in 2006

The European construction industry recorded a faster pace of growth than in previous years. In Western Europe housing starts per thousand residents rose from an average of 5.69 in 2005 to 6.24 for 2006. This positive trend was supported primarily by developments in France, Belgium, Great Britain and Germany. The level of housing completions in Germany improved during the reporting year but still remained at a low 2.76, which is less than half the average. Great Britain also fell clearly below the average for Western Europe with 3.72. In contrast, Spain with 18.21 and Ireland with 21.25 housing starts per thousand residents again recorded extremely high values. In Eastern Europe the significance of new residential construction has risen steadily over recent years, but the level still lies clearly below Western Europe. The most developed countries in 2006 were Hungary with 3.97 housing starts per thousand residents and the Czech Republic with 3.95. For the future Wienerberger sees substantial opportunities in Poland (currently 3.28), Romania (1.5), Bulgaria (1.0) and, due to the size of the market, also in Russia.

Growing confidence in the European construction sector during 2006

The decisive factors for the recovery of the European construction industry were the increasing migration to city centers and a trend to smaller housing units. The Construction Confidence Index (CCI), an indicator of expected developments in this industry, has included a strong positive outlook for Germany, the largest construction market in Europe, since 2005. New residential construction in Germany also profited in 2006 from the final cut of the homebuilders' allowance and anticipated purchases before the VAT increase in 2007. Confidence in the construction industry has remained at a high level in France since 2003, and a slight upward trend was also noted in Great Britain during the past year. Additional positive impulses were provided by the new EU member states in Eastern Europe.

European Construction Confidence Indexes

Source: Datastream


40
20
0
-20
-40
-60
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
EU
Germany
France
Great Britain

Moderate growth in US-GDP and slump in housing starts

The development of the US economy in 2006 failed to match the prior year level. GDP growth declined to +3.4%, but again exceeded the EU-15 (2.2%) by a substantial amount. Higher energy prices and a further increase in interest rates by the US Federal Reserve caused negative effects. The US dollar declined in value against the euro because of the weaker economy and subsiding danger of inflation, but generally stabilized toward the year-end because of an improvement in the balance of trade. The slump on the US real estate market had a negative impact on both consumer spending and building and, in turn, triggered a sharp drop in new residential construction, which had served as a strong driver for the US economy in recent years. Housing starts totaled only 1.8 million units in 2006 (or 5.99 per 1,000 residents), which represents a decrease of 13% compared to 2005. Experts believe that new residential construction will remain weak at least until the middle of 2007.

US Housing Starts in 1,000 per Month

Source: U.S. Census Bureau


2,500
2,000
1,500
1,000
500
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Financial Review

Revenues by Region



7
6
5
4
1
2
3

1 Eastern Europe 24%
2 Benelux 20%
3 Germany 14%
4 France 7%
5 Austria 4%
6 Other Europe 15%
7 USA 16%

Revenues by Segment



5
4
3
1
2

1 Central-East Europe 28%
2 Central-West Europe 21%
3 North-West Europe 37%
4 USA 16%
5 Investments and Other -2%

Earnings

The Wienerberger Group met its growth targets in 2006 due to the excellent development of business during the second half-year and sound demand in Europe. In spite of a strong market decline in the USA and a significant rise in energy costs, Group EBITDA rose by 10% to € 471.9 million.

Group revenues increased 14% to € 2,225.0 million, whereby € 75.9 million of this amount was generated by the initial consolidation of the Robinson Brick Company in the USA, the integration of the Biegonice Group in Poland and Colorbeton in the Czech Republic as well as the acquisition of a brick plant in Belgium and a clay roof tile plant in Germany. After adjustment for these acquisitions and foreign exchange effects, organic growth totaled 10%. It was driven primarily by higher sales volumes in Europe, but also includes the takeovers of Jungmeier Dachziegelwerke, Knabe facing bricks and Penter clay pavers in Germany in the form of asset deals. The 14% growth in revenues resulted from a plus of 10% in sales volumes and 4% of price increases. Higher sales volumes were recorded in all product groups and regions in Europe. Wienerberger was only faced with lower sales volumes in the USA, where new residential construction declined by a strong 13% year-on-year. Positive foreign exchange effects, above all from the Polish zloty and Czech koruna, offset the negative effects from a weaker US dollar and Hungarian forint.

In Central-East Europe, all markets reported higher revenues from brick activities. This development was driven by strong demand and, in particular, by two-digit growth in Poland, Romania, Slovakia and Bulgaria. Hungary also recorded a substantial increase in sales volumes compared to 2005. The Semmelrock Group (concrete pavers) and Bramac (concrete roof tile joint venture) contributed to the positive development of this segment with two-digit increases in sales volumes, which were also based on the expansion of business in Eastern Europe.

In Central-West Europe revenue growth was supported by the recovery of residential construction in Germany. The noticeable rise in construction activity on this market led to higher sales volumes and revenues in all product segments, in particular beginning with the second half of the year. Positive effects were also provided by the initial consolidation of the Jungmeier and Bogen clay roof tile businesses in Bavaria, which were acquired at mid-year, as well as the Knabe facing brick activities and Penter clay pavers. Wienerberger brick activities in Switzerland recorded continued growth during the reporting year, but Italy registered another slight decline from a high level.

North-West Europe recorded satisfactory growth in revenues, which was supported by steady and sound demand in France and Belgium as well as higher sales volumes in Great Britain, Scandinavia and the Baltic States. Revenues also improved in the Netherlands, above all due to an increase in sales volumes and price adjustments in the clay roof tile area. The decline in US residential construction triggered a drop in sales volumes for the Wienerberger subsidiary General Shale, which was only offset in part by the Robinson acquisition. In total, US revenues in euros were 4% higher than in the previous year, even though sales volumes – including Robinson – declined by 8%.

Higher EBITDA due to substantial growth in sales volumes

Group EBITDA rose by 10% to € 471.9 million, primarily as a result of higher sales volumes. The EBITDA margin declined from 21.9% to 21.2%. Energy costs rose by a total of € 65.6 million to € 316.0 million for the reporting year and equaled 14.2% of revenues for 2006, compared with 12.8% in the previous year. Roughly € 47 million of this increase resulted from higher energy prices, while the remainder represents volume increases in production. In addition, the increase in energy costs also led to higher prices for other materials and services.

Significant EBITDA improvement by all segments in Europe, decline in the USA

In Central-East Europe, revenue growth also led to a strong improvement of 16% in EBITDA to € 158.1 million. Higher earnings were recorded in Poland, Hungary, Romania, Austria and Slovenia as well as by Bramac and Semmelrock, while the Czech Republic and Slovakia were faced with a slight decline from the record prior year level. In Central-West Europe EBITDA rose by 23% to € 96.1 million, in particular due to the turnaround in the German clay roof tile business, acquisitions and market growth. In Italy lower demand and the start-up of new production capacity by competitors led to a decrease in sales volumes and earnings, while Switzerland again recorded an improvement over the good 2005 results. In North-West Europe EBITDA increased 8% to € 177.7 million, chiefly as a result of higher earnings in Belgium, the Netherlands, France and Great Britain.

Robinson acquisition partly offsets market decline in the USA

In the USA a sharp drop in the demand for bricks led to a decline in earnings. However, the impact of this development was moderated by the optimization of production costs with the shutdown of two smaller plants as well as higher sales prices and the initial consolidation of Robinson Brick. In total, EBITDA recorded by this segment decreased by 5% to € 63.4 million. Holding company costs, which are included in the Investments and Other segment, increased during the reporting year as a result of the Group's expansion, and were not fully offset by the proceeds from the sale of the stove tile business.

High organic growth in Europe despite further rise in energy costs

Earnings Development	**2005**	**Disposals [1]**	**Purchases [1]**	**F/X [2]**	**Organic**	**2006**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Revenues	1,954.6	0.0	78.5	1.8	190.1	2,225.0
Operating EBITDA	428.4	0.0	8.6	1.0	33.9	471.9
Operating EBIT	270.3	0.0	4.5	0.7	24.1	299.6
Non-recurring items	-0.7	0.0	0.0	-0.1	-1.3	-2.1
Financial results [3]	-18.3	0.0	-3.8	0.0	1.9	-20.2
Profit before tax	251.3	0.0	0.4	2.4	23.2	277.3
Profit after tax	196.4	0.0	0.5	2.2	19.2	218.3

1) Effects of companies acquired or sold (changes in the consolidation range)
2) Foreign exchange differences
3) Including income from investments in associates

Non-recurring income and expenses nearly balanced

The € 8.6 million increase in EBITDA from changes in the consolidation range was supported by organic growth of € 33.9 million as well as € 1.0 million of positive foreign exchange effects. Wienerberger closed two plants in the USA and one in the Czech Republic during 2006. These measures led to non-recurring expenses of € 7.1 million, which were comprised of € 0.4 million cash out and € 6.7 million in write-offs. In keeping with our strategy to divest non-operating real estate, we sold a property in the south of Vienna for € 5.9 million in 2006. The resulting book gain of € 5.1 million largely offset the above-mentioned restructuring costs. In order to improve transparency, non-recurring income and expenses are shown below operating EBIT on the income statement.

EBITDA +10% to € 471.9 million

Operating EBITDA [1]	**2005**	**2006**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	136.7	158.1	+16
Central-West Europe	78.0	96.1	+23
North-West Europe	165.3	177.7	+8
USA	66.4	63.4	-5
Investments and Other [2]	-18.0	-23.4	-30
Wienerberger Group	**428.4**	**471.9**	**+10**

1) Adjusted for non-recurring income and expenses
2) Including holding company costs

Operating depreciation in relation to revenues equaled 7.7% for the reporting year, which is slightly less than the prior year level of 8.1%. This value, which is still high in international comparison, resulted from the strong pace of our investment activity in recent years. It is also an indicator of the capital-intensive nature of our business and the technical potential of the Wienerberger Group. The € 3.5 million of impairment charges that were recognized to goodwill in 2006 involved goodwill from the acquisition of the Optiroc Group in Denmark and Norway during 2001. The annual impairment test of these assets indicated a need for a write-down because of substantial cost increases and reduced margin expectations.

Operating profit rose by 11% to € 299.6 million despite the high level of capital expenditure in recent years and a subsequent increase in depreciation. The average number of employees increased 2% to 13,639 as a result of acquisitions and new plant construction.

Decline in EBITDA margin from 21.9% to 21.2%

Profitability Ratios	**2005**	**2006**
	in %	*in %*
Gross profit on revenues	38.0	36.9
Administrative expenses to revenues	5.6	5.8
Selling expenses to revenues	18.9	18.4
Operating EBITDA margin	21.9	21.2
Operating EBIT margin	13.8	13.5

Income Statement	2005	2006	Change
	in € mill.	*in € mill.*	*in %*
Revenues	1,954.6	2,225.0	+14
Cost of goods sold	-1,211.0	-1,403.7	-16
Selling and administrative expenses [1]	-479.3	-539.2	-12
Other operating expenses	-25.6	-33.3	-30
Other operating income	31.6	54.3	+72
Amortization of goodwill	0.0	-3.5	>100
Operating EBIT	**270.3**	**299.6**	**+11**
Non-recurring results	-0.7	-2.1	>100
Operating profit (EBIT)	**269.6**	**297.5**	**+10**
Financial results [2]	-18.3	-20.2	-10
Profit before tax	**251.3**	**277.3**	**+10**
Taxes	-54.8	-59.0	-8
Profit after tax	**196.4**	**218.3**	**+11**

1) Including freight costs
2) Including income from investments in associates

Earnings per Share
in €


2.54
2.54
2.66
2.67
2.95
3.02
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2004
2005
2006
IFRS
Adjusted

Financial results declined 10% to € -20.2 million because of higher interest expense and lower earnings from Tondach Gleinstätten, which is valued at equity. In the previous year, results reported by this company were positively influenced by non-recurring effects. The interest cover (ratio of EBIT to net financing costs) equaled 6.2 and exactly matched the prior year level. The tax rate decreased slightly from 21.8% in 2005 to 21.3% for 2006, and is expected to range from 21 to 22% during the coming years.

Profit after tax rose by 11% to € 218.3 million. This development was supported by significantly higher prices and sales volumes in the operating business as well as a near offset between non-recurring income and expenses and only a slight decline in financial results despite the higher level of debt. Based on the weighted number of shares outstanding in 2006, or 73.3 million shares (2005: 73.2 mill.), earnings per share equaled € 2.95 (2005: € 2.66).

Asset and Financial Position

Acquisitions and higher inventories raise balance sheet total

The balance sheet total rose by 12% over the prior year to € 3,674.3 million, mainly as a result of the Group's growth investments and acquisition-based increases in inventories and receivables. The balance sheet structure of the Wienerberger Group is typically for the industry and characterized by a high fixed asset component and long-term financing.

Growth in inventories only due to acquisitions

Fixed and financial assets increased to 69% (2005: 68%) of total assets. Tangible fixed assets exceeded the prior year level by € 205.3 million and comprised 66% of capital employed. Inventories as shown on the balance sheet totaled € 509.8 million (2005: € 445.9 mill.). The increase in inventories resulted primarily from acquisitions but also from the difficult market conditions in the USA, while stocks in Eastern Europe were very low at year-end. The turnover of trade receivables rose from 34 to 36 days in part because of the strong growth in revenues during the fourth quarter. The average turnover of trade payables increased from 28 to 33 days. Working capital (inventories

+ trade receivables – trade payables) declined in relation to the volume of business, and equaled 20% (2005: 21%) of capital employed with a turnover of 87 days (2005: 90 days). Liquidity, which is comprised of cash, deposits with banks and securities, declined by 4% to € 233.5 million as result of lower bank balances.

Development of Balance Sheet Structure
in € billion



Assets
Fixed and financial assets 69%
Inventories 14%
Other assets 17%
2006
3.67
2005
3.27
68%
14%
18%
Equity and Liabilities
45%
36%
8%
11%
2005
3.27
2006
3.67
Equity and minority interest 43%
Financial liabilities 38%
Provisions 8%
Other liabilities 11%

Increase in equity supported by higher earnings despite negative foreign exchange effects

Group equity including minority interest rose by 7% to € 1,591.4 million (2005: € 1,483.1 mill.). This growth was the result of higher net profit of € 218.3 million, which was contrasted by a dividend payment of € 86.4 million by Wienerberger AG and negative foreign exchange differences of € 17.2 million (after an adjustment for the effects of hedging instruments) as well as net cash outflows of € 1.4 million for the share buyback program and changes in minority interest of € 5.0 million. Investments made during the reporting year were financed by current cash flow and additional debt. The equity ratio (including minority interest) declined from 45% to 43%. As of the balance sheet date, equity covered 63% of fixed and financial assets.

Investments and higher working capital lead to increase in financial liabilities

Non-current provisions increased 3% to € 241.7 million, primarily as the result of higher provisions for deferred taxes and guarantees. Current provisions rose by 18% to € 46.4 million, above all due to acquisitions. Non-current and current provisions remained unchanged at 8% of the balance sheet total. The provisions for deferred taxes rose 5% to € 110.6 million because of higher additions. The provisions for pensions of € 55.0 million were less than in 2005 because of foreign exchange effects and reversals, and are of subordinate importance for the long-term financing of the Wienerberger Group. Interest-bearing loans (financial liabilities) increased € 215.5 million to € 1,404.7 million, and include € 1,386.6 million due to banks and bondholders as well as leasing liabilities of € 16.2 million and Group liabilities of € 1.9 million. These liabilities are contrasted by cash, bank deposits and securities of € 233.5 million. Of the € 1,386.6 million in liabilities due to banks and bondholders, 57% (2005: 92%) are long-term and 43% (2005: 8%) are short-term in nature. Wienerberger again significantly increased the long-term component of financing by issuing a € 500 million hybrid bond (shown as equity) in February 2007.

Calculation of Net Debt	2005	2006	Change
	in € mill.	*in € mill.*	*in %*
Long-term financial liabilities	1,074.5	790.7	-26
Short-term financial liabilities	89.0	595.9	>100
Financial leases	23.1	16.2	-30
- Intercompany receivables and payables from financing	-9.9	-9.5	-4
- Securities	-22.4	-40.0	+79
- Cash and cash at bank	-219.9	-193.5	-12
Net debt	**934.4**	**1,159.8**	**+24**

Growth-related increase in net debt and gearing

Net debt totaled € 1,159.8 million as of December 31, 2006, which is 24% higher than the prior year value of € 934.4 million. Investments and the dividend payment led to growth of € 530.4 million and € 86.4 million, respectively, in net debt. Changes in working capital, foreign currency effects and other items increased net debt by € 8.6 million. Net debt was reduced by € 370.8 million of operating cash flow and € 29.2 million of asset disposals. The combination of these factors raised gearing from 63.0% to 72.9%. Long-term financing such as equity, minority interest, non-current provisions and long-term liabilities covered 106% of fixed and financial assets at year-end 2006 (2005: 128%). The ratio of net debt to EBITDA equaled 2.5, compared to 2.2 in 2005.

Development of Net Debt
in € mill.


934.4
-370.8
+530.4
-29.2
+86.4
+0.0
+8.6
1,159.8
1,200
1,000
800
600
400
200
0
Gearing 63.0%
Gearing 72.9%
Net Debt 31.12.2005
Gross cash flow
Total investments
Asset disposals
Corporate dividend
Capital increase
Working capital and other
Net Debt 31.12.2006

Balance Sheet Development	2005	Disposals [1]	Purchases [1]	F/X [2]	Organic	2006
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,507.1	0.4	48.0	-10.3	168.0	1,712.4
Intangible assets	563.9	0.1	85.5	-16.4	4.4	637.3
Other non-current assets	222.4	0.0	4.5	0.5	15.9	243.3
Inventories	445.9	1.2	30.3	-3.0	37.8	509.8
Other current assets	530.3	0.5	-142.3	-7.0	191.0	571.5
Balance sheet total	**3,269.6**	**2.2**	**26.0**	**-36.2**	**417.1**	**3,674.3**
Equity [3]	1,483.1	0.0	0.0	-29.8	138.1	1,591.4
Provisions	273.7	0.5	7.0	-5.3	13.2	288.1
Liabilities	1,512.8	1.7	19.0	-1.1	265.8	1,794.8

1) Effects of companies and stakes acquired or sold in 2006
2) Foreign exchange effects
3) Including minority interest

Organic and acquisition-based increase in balance sheet total

The acquisitions of Robinson (USA), Biegonice (Poland), Bogen (Germany) and Colorbeton (Czech Republic) led to an increase of 1% in the balance sheet total. The 13% organic change in the balance sheet total resulted from high investments in the construction of new plants and expansion of capacity as well as takeovers that were designed as asset deals.

Balance Sheet Ratios		2005	2006
Capital employed	*in € mill.*	2,289.4	2,598.2
Net debt	*in € mill.*	934.4	1,159.8
Equity ratio	*in %*	45.4	43.3
Gearing	*in %*	63.0	72.9
Asset coverage	*in %*	66.4	62.9
Working capital to revenues	*in %*	24.5	23.9

Term Structure of Financial Liabilities



1
2
3

1 <1 year 43%
2 1-5 years 25%
3 >5 years 32%

Treasury

In order to strengthen the capital base of the Group, Wienerberger issued a € 500 million hybrid bond in February 2007. The bond is subordinated to all other creditors, and has a perpetual maturity as well as a fixed coupon of 6.5%. Interest payments can be suspended if the dividend is not paid. Wienerberger AG, but not the creditors, may call the bond after a period of ten years or extend its term at a variable interest rate. In accordance with IFRS, this instrument is treated as equity.

Including the interest rate swaps that were concluded at an attractive level, fixed-interest liabilities equaled 37% and variable interest liabilities 63% of the portfolio as of December 31, 2006. The placing of the hybrid bond again raised the fixed interest component by a significant amount. The major component of financing is denominated in the euro. Wienerberger monitors the foreign exchange risk associated with balance sheet items based on the net risk position in its major currencies (USD, CHF, CZK, GBP, PLN) and hedges this risk with foreign currency swaps based on monthly stress tests. Since the risk position includes both equity and debt components, an allocation to financial liabilities does not make sense.

Term Structure of Financial Liabilities
in € mill.



604.6
58.3
32.8
242.7
464.4
600
500
400
300
200
100
0
2007
2008
2009
2010
>2011

Treasury Ratios	2005	2006
Net debt / EBITDA	2.2	2.5
EBITDA / Net financing costs	9.9	9.8
EBIT / Net financing costs	6.2	6.2
FFO [1] / Net debt	31%	28%
RCF [2] / Net debt	16%	21%

1) Funds from operations; net debt excluding Group balances from financing, plus obligations from pensions and operating leases
2) Retained cash flow; net debt excluding Group balances from financing, plus obligations from pensions and operating leases

Cash Flow

The growth in operating earnings supported an 8% increase in gross cash flow to € 370.8 million. Together with cash outflows generated by the largely growth-related increase in working capital, cash flow from operating activities reached € 351.6 million in 2006 (2005: € 250.2 mill.). Cash flow from investing activities totaled € -509.7 million. Free cash flow (cash inflow from operating activities minus cash outflow from investing activities plus growth investments) of € 272.1 million (2005: € 223.8 mill.) forms the basis to continue the growth of the Wienerberger Group, which is financed to a substantial degree by internally generated funds. Higher earnings and an improvement in working capital supported a strong increase in free cash flow during 2006. Cash flow from financing activities includes € 86.4 million for the dividend of € 1.18 per share that was distributed for the 2005 Business Year. Cash flow of € 217.3 million from the change in interest-bearing liabilities resulted from an increase in borrowings to finance investments and working capital.

Strong increase in free cash flow due to higher earnings and development of working capital

Cash Flow Statement	**2005**	**2006**
	in € mill.	*in € mill.*
Cash flow from operating activities	**250.2**	**351.6**
Maintenance capex (maintenance, rationalization, environment)	-88.2	-100.2
Bolt-on projects (new plant construction, extensions, small acquisitions)	-250.5	-334.7
External growth projects (large acquisitions)	0.0	-95.5
Divestments and other	61.8	20.7
Cash flow from investing activities	**-276.9**	**-509.7**
Growth investments	250.5	430.2
Free cash flow	**223.8**	**272.1**

Investments

Investments totaled € 530.4 million for the reporting year (2005: € 338.7 mill.). Maintenance, rationalization and environmental investments (maintenance capex) equaled € 100.2 million (2005: € 88.2 mill.) or 58% (2005: 56%) of depreciation for the year. This represents the part of capital expenditure that is required to maintain current production capacity and modify equipment to meet the latest technical standards. A total of € 334.7 million (2005: € 250.5 mill.) was spent on smaller acquisitions as well as the construction of new plants and capacity extensions (bolt-on projects) in existing markets. The bolt-on investments in 2006 were equally spent in Central-East Europe with a share of 32%, Central-West Europe with 25% and North-West Europe with 35%. The remaining 8% of bolt-ons were used for the USA. In the past year, € 95.5 million was invested in the acquisition of Robinson Brick.

€ 334.7 million for bolt-on projects, € 95.5 million for Robinson acquisition

Total Investments
in € mill.


632.6
530.4
338.7
28%
58%
74%
63%
18%
700
600
500
400
300
200
100
0
2004
2005
2006
External projects
Bolt-on projects
Maintenance capex

Investments in tangible fixed assets are divided among the various asset groups as follows: land and buildings at € 82.9 million, machinery and equipment at € 161.6 million, fixtures, fittings and office equipment at € 11.7 million and construction in progress at € 136.2 million.

Development of Non-Current Assets	**Intangible**	**Tangible**	**Financial**	**Total**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
31.12.2005	**563.9**	**1,540.1**	**128.1**	**2,232.1**
Capital expenditure [1]	13.6	347.1	3.9	364.6
Changes in the consolidation range	85.4	47.6	0.1	133.1
Amortization and depreciation	-8.8	-170.3	0.0	-179.1
Disposals	0.3	-14.5	-4.9	-19.1
Currency translation and other	-17.0	-8.8	25.8	0.0
31.12.2006	**637.3**	**1,741.2**	**153.0**	**2,531.6**

1) Additions as per schedule of fixed and financial assets

Total Investments [1]	2005	2006	Change
	in € mill.	*in € mill.*	*in %*
Central-East Europe	122.4	133.7	+9
Central-West Europe	61.9	101.0	+63
North-West Europe	113.6	151.7	+34
USA	39.5	142.0	+259
Investments and Other	1.3	2.0	+54
Wienerberger Group	**338.7**	**530.4**	**+57**

1) Additions to tangible and intangible assets, including working capital and changes in the consolidation range or maintenance capex plus growth investments

Wienerberger Value Management

Increase in company value as the focus of strategy

Growth in the value of our Company forms the cornerstone of our corporate strategy. For internal operating management, we therefore calculate a cash-based pre-tax return for all levels of the Group. The key ratios are cash flow return on investment (CFROI = EBITDA / historical capital employed) and cash value added (CVA). The CFROI model allows us to compare the various segments of the Group, independent of the age structure of their plants. For all segments we have established a minimum sustainable CFROI target of 12% (= hurdle rate), after adjustment for non-recurring income and expenses. CVA is calculated based on the CFROI of the individual segments compared to the 12% internal hurdle rate (= 10% pre-tax WACC + 2% economic depreciation), which is then multiplied by capital employed (CE) at acquisition cost. CVA shows the absolute operating cash value added by the individual segments.

Group CFROI matches hurdle rate of 12%

Calculation of Group CFROI		2005	2006
Operating EBITDA [1]	*in € mill.*	**428.4**	**471.9**
Capital employed	*in € mill.*	2,289.4	2,598.2
Accumulated depreciation	*in € mill.*	1,231.2	1,349.8
Historical capital employed	*in € mill.*	**3,520.6**	**3,948.0**
CFROI	*in %*	**12.2**	**12.0** [2]

Two operating segments meet target, USA slightly lower due to Robinson takeover

CFROI 2006 by Segment	EBITDA [1]	Historical CE	CFROI	CVA
	in € mill.	*in € mill.*	*in %*	*in € mill.*
Central-East Europe	158.1	1,084.5	14.6	28.0
Central-West Europe	96.1	724.9	13.3	9.1
North-West Europe	177.7	1,527.0	11.6	-5.5
USA	63.4	568.3	11.2	-4.8
Investments and Other [3]	-23.4	43.3	-54.0	-28.6
Wienerberger Group	**471.9**	**3,948.0**	**12.0** [2]	**-1.9** [2]

1) Adjusted for non-recurring income and expenses
2) After an adjustment for the acquisition of Robinson Brick in the USA, CFROI equals 12.1% and CVA € 4.5 million
3) Including holding company costs

Group CFROI equaled 12.0% for 2006, and exactly reflects the hurdle rate. Market declines and the acquisition of Robinson Brick in the USA during the reporting year as well as higher energy costs caused a slight decline in CFROI below the 2005 level of 12.2%. After an adjustment for the Robinson takeover, both Group CFROI and CFROI in the USA exceed the benchmark at 12.1% and 12.3%, respectively. The North-West Europe segment temporarily failed to meet the 12% hurdle rate because of capacity expansion, and the USA fell slightly below this target because of the Robinson acquisition. Central-East Europe and Central-West Europe exceeded the internal benchmark by a significant margin.

CFROI


3,140.9
3,520.6
3,948.0
12.9
12.2
12.0
15%
12%
9%
6%
3%
0%
2004
2005
2006
Hist. CE in € mill.
CFROI in %
Hurdle Rate in %

In addition to CFROI, return on capital employed (ROCE) is also calculated at the Group level. This indicator is computed by comparing net operating profit after tax (NOPAT) to capital employed for the entire Group. The ratio indicates the extent to which Wienerberger meets the yield required by investors. The average cost of capital for the Group is based on the minimum return expected by investors for funds they provide in the form of equity and debt. The weighted average cost of capital (WACC) is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The after-tax WACC equaled 7.5% for 2006 and reflects the prior year level.

Net operating profit after tax (NOPAT) increased 13% to € 229.0 million in 2006. Capital employed rose 13% to € 2,598.2 million because of the growth investments. ROCE reached 8.8% (2005: 8.9%), which results in higher EVA® of € 34.1 million than in 2005 (€ 31.8 mill.). After an adjustment for the acquisition of Robinson Brick, ROCE equaled 9.1% and EVA totaled € 39.0 million.

ROCE equals 8.8% and clearly exceeds WACC of 7.5%

Calculation of Group ROCE		**2005**	**2006**
Operating EBIT [1]	*in € mill.*	270.3	299.6
Taxes	*in € mill.*	-54.8	-59.0
Adjusted taxes	*in € mill.*	-12.0	-11.6
NOPAT	*in € mill.*	**203.5**	**229.0**
Equity and minority interest	*in € mill.*	1,483.1	1,591.4
Financial liabilities and financing leases	*in € mill.*	1,186.5	1,402.8
Intercompany receivables and payables from financing	*in € mill.*	-9.9	-9.5
Cash and financial assets	*in € mill.*	-370.3	-386.5
Capital Employed	*in € mill.*	**2,289.4**	**2,598.2**
ROCE	*in %*	**8.9**	**8.8** [2]

Negative CVA of € -1.9 million due to US acquisition of Robinson Brick at mid-year

Value Ratios		**2005**	**2006** [2]
ROCE	*in %*	8.9	8.8
EVA [3]	*in € mill.*	31.8	34.1
CFROI	*in %*	12.2	12.0
CVA	*in € mill.*	5.9	-1.9

1) Adjusted for non-recurring income and expenses
2) After an adjustment for the acquisition of Robinson Brick in the USA, ROCE equals 9.1% and EVA totals € 39.0 million, CFROI equals 12.1% and CVA totals € 4.5 million
3) EVA is a registered brand name of Stern Stewart & Co.

Procurement

Strategic procurement department helps realize synergies in the Group

The rapid expansion and decentralized structure of the Wienerberger Group have created a wide range of challenges for our strategic procurement department. Our goal in this area is to identify synergies in close cooperation with local Group companies, and to realize these synergies through coordinated actions on procurement markets. We also work to improve the efficiency and the scope of our procurement services on a continuous basis.

Clay supply secured for the long-term

Our most important raw material is clay, and our supplies of this material are secured for the foreseeable future. Roughly two-thirds of required clay reserves are owned by the Group, and the rest are safeguarded through long-term mining contracts.

Energy Costs
as a % of revenues



11.3
12.8
14.2
7%
7%
6%
7%
5%
61%
62%
66%
14
12
10
8
6
4
2
0
2004
2005
2006
Natural gas
Electricity
Coal and other
Crude oil

The greatest challenge for procurement in 2006 was the volatility of energy prices and the cost of materials. Following a sharp rise in 2005, energy prices – especially natural gas – continued to rise throughout 2006. The cost of energy for the Group totaled € 316.0 million, or 14.2% of revenues for the reporting year. This represents an increase of € 65.6 million (+26%) over 2005, whereby € 47 million was triggered by price increases and € 19 million by additional production volume. The price-related increase resulted above all from a massive rise in the cost of crude oil, which subsequently led to higher prices for natural gas and electricity. Group expenses for energy can be classified into 66% for natural gas, 7% for crude oil, 22% for electricity and 5% for coal and other sources.

Energy markets are subject to varying dynamics because of different regional hedging mechanisms and price formulas. For this reason, we have defined the following guidelines for non-regulated energy markets: at least 75% of energy costs must be hedged for the next six months, 50% for the next 12 months and 25% for the next 24 months. Wienerberger specialists analyze local price developments and close contracts for the required supplies to optimize energy purchases. Our long-term strategy is managed by the central procurement department in coordination with the Group's risk management based on quarterly cash flow at risk calculations. As part of a rolling planning process and depending on market trends, the prices for part of the required energy volumes are fixed for up to two years in advance. We have secured roughly 65% of our natural gas requirements for the next 12 months through contracts with set prices and 20% of our purchases are made in the regulated markets of Central-East Europe where opportunities for hedging are lacking. (In these countries, energy prices are set by the government but based on global market prices.)

New hedges for electricity prices concluded

A number of long-term electricity supply contracts expired in 2006, which had provided Wienerberger with relatively favorable purchase conditions in past years. New contracts were concluded at current market conditions, and secure our electricity requirements for the coming years by up to 100% depending on the country.

Greater transparency through energy information system

Based on the volumes already secured, we expect price-related increases of roughly € 30 million in the cost of energy for 2007. Energy costs are a focal point of our risk management, and the further development and optimization of our energy information system will therefore remain a focus of our procurement strategy for 2007.

Outlook and Goals

Optimistic outlook for Europe, further decline expected in US housing starts

Forecasts for 2007 indicate that new residential construction should continue to reflect the prior year trend, with strength in Europe and weakness in the USA. For Central-East Europe we expect further growth and strong demand for bricks, especially in Poland, Romania and Bulgaria. In Russia Wienerberger has followed the start of operations in its first plant with further projects in order to develop a relevant position. We also anticipate positive development in Western Europe. Residential construction should remain strong in Belgium and France, and there are signs of increasing momentum in the Netherlands and Great Britain, where construction activities have been at a moderate level during recent years. The improved sentiment in Germany leads us to expect good, but at least stable, demand during the current year. In contrast, we do not see any recovery in US new residential construction before the second half of 2007. The current high supply of unsold houses must first return to a reasonable level of under six months before this situation can improve. We intend to use the continued optimization of our plants and full-year consolidation of Robinson Brick to also generate earnings growth in the USA during 2007.

Goal for above-average increase in earnings confirmed and continuation of ambitious growth program

Based on our strong expansion program, we are reinforcing our goal to generate above-average earnings growth in comparison to the building materials sector (i.e. approx. 10%). We expect an increase of € 30 million in costs from higher energy prices and a further market decline in the USA, but a positive economic climate in Europe. Our expansion plans call for bolt-on growth investments of at least € 250 million in 2007. A further € 130 million will be invested in the acquisition of Baggeridge Brick, if the UK Competition Commission approves this transaction. We have also budgeted € 120 million for maintenance capex to cover the refitting and optimization of existing equipment, which could bring our total investments to € 500 million in 2007.

	Revenues		Total Investments[2]	
Revenue and Investment Planning	**2006**	**Plan 2007**	**2006**	**Plan 2007**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
Central-East Europe	616.0	695.5	133.7	160.0
Central-West Europe	469.2	512.1	101.0	40.0
North-West Europe	827.5	917.3	151.7	250.0
USA	349.5	407.9	142.0	45.0
Investments and Other[1]	-37.2	-32.7	2.0	5.0
Wienerberger Group	**2,225.0**	**2,500.1**	**530.4**	**500.0**

1) Group eliminations are included in this segment
2) Includes growth investments and maintenance capex (replacement, optimization, environment)

ROCE consistently exceeds WACC of 7.5%

We will presumably not reach our goal to generate a return on capital employed (ROCE) of 10% by the end of 2007 because we have further intensified our growth program. However, the ROCE recorded by Wienerberger consistently exceeds the Group's cost of capital of 7.5% by a significant amount. The EBITDA margin should rise steadily from 21 to 23% over the coming years, whereby we have adjusted our target of 25% to reflect both our accelerated growth course and investments in US direct sales (brick merchants with lower margins).

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should in fact occur, actual results may differ from the results expected at this time. This annual report is not connected with a recommendation to buy or sell shares in Wienerberger AG.

Plant Sites and Market Positions

Wienerberger is the only international producer of bricks and roof tiles, with a total of 259 plants in 25 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present. This includes further expansion in the East as well as optimization in the West.

Wienerberger Markets in the USA



2 Montana
1 3 Indiana
Michigan 3
1 Illinois
Pennsylvania
Wisconsin
Ohio
Nebraska 1
New York
New Jersey
Delaware
Maryland 1
West Virginia
Virginia 2 4
North Carolina 2 1 5
South Carolina 3
Georgia 2
Florida
1 Oklahoma
Utah 2
Colorado 1 1 8
1 Arkansas
Kentucky 2 1
Alabama 1
Wyoming 2 2
2 Mississippi
3 2 4 Tennessee
Number of sites
Facing bricks
Concrete products
Distribution outlets
3 2 1
Market positions
1 Facing bricks

Status March 2007

Wienerberger Markets in Europe


Estonia 1 1 1
Russia 1
Finland 2
Poland 13 2 3 3
Sweden 1 1
Norway 1
Denmark 4
Germany 24 6 13 2
Netherlands 1 13 3 4
Great Britain 9
Belgium 7 10 4
France 4 4 9
Switzerland 2 2
Czech Republic 11 8 3
Slovakia 3 2 1
Austria 7 1 5 2
Romania 2 2 1
Bulgaria 1
Hungary 15 6 2
Macedonia 1
Serbia and Montenegro 1
Italy 5
Slovenia 2 2
Croatia 1 3 1

Market positions

Hollow and/or facing bricks

Clay roof tiles

Joint ventures Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Hollow bricks

Facing bricks

Roofing systems

Pavers

Markets with plant sites

Export markets

Central-East Europe

Excellent earnings growth in Central-East Europe, above all during second half-year

The Central-East Europe segment covers our brick and roof tile activities in Austria and Eastern Europe as well as Semmelrock (concrete pavers, 75% stake, full consolidation), Bramac (concrete roof tiles, 50% stake, proportional consolidation) and Tondach Gleinstätten (clay roof tiles, 25% stake, at equity consolidation). Revenues in this segment rose by 21% to € 616.0 million in 2006 and EBITDA increased 16% to € 158.1 million. All countries reported higher earnings, with the exception of the Czech Republic, Slovakia and Croatia. We were also able to follow the declines from 2005 with significant improvements in Poland and Hungary as well as at Bramac and Semmelrock during the reporting year. This segment generated 28% of revenues and 34% of Group EBITDA in 2006.



489.7
507.3
616.0
29.0
26.9
25.7
30%
20%
10%
0%
2004
2005
2006

Revenues in € mill.
EBITDA margin in %

Central-East Europe		2005	2006	Chg. in %
Revenues	*in € mill.*	507.3	616.0	+21
EBITDA [1]	*in € mill.*	136.7	158.1	+16
EBIT [1]	*in € mill.*	87.0	103.3	+19
CFROI [1]	*in %*	13.9	14.6	-
CVA [1,2]	*in € mill.*	18.5	28.0	+51
Total investments	*in € mill.*	122.4	133.7	+9
Capital employed	*in € mill.*	569.5	624.3	+10
Employees		4,767	4,612	-3
Sales volumes hollow bricks [3]	*in mill. NF*	3,387	3,931	+16
Sales volumes pavers	*in mill. m²*	6.63	7.97	+20
Sales volumes concrete roof tiles [4]	*in mill. m²*	15.83	18.43	+16

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%
3) Sales volumes for 2005 are shown without special products in order to improve comparability; therefore, the sales volumes in this annual report differ from the figures reported in the prior year
4) Sales volumes are not proportional, but reflect 100%

Poland (5% of Group revenues)

High revenue and earnings growth in Poland

After a major decline in the previous year, Poland reported a massive increase of more than 30% in housing starts as well as a further strengthening of the trend to multi-storey dwellings in 2006. We utilized the weak prior year market conditions to acquire two brick plants in Krakow, a city in the south of Poland, during February 2006. This expanded presence will now allow us to market our high-quality hollow bricks throughout the entire country from local sites. In 2006 we also raised hollow brick prices from the previously low level. Despite a delay in the start of the construction season and temporary plant shutdowns due to bad weather, we increased sales volumes in all product areas (hollow bricks, facing bricks and clay roof tiles) and realized a substantial improvement in earnings. Poland is an important growth market for Wienerberger because new residential construction still remains at a low level compared to Western Europe. In order to adjust our capacity to meet the high demand, operations at the Lajsi and Osiek plants, which were closed in 2005, were restarted and production capacity will also be increased at other locations. Depending on the general development of the market, we expect a further increase in revenues and earnings during 2007.

Czech Republic (4% of Group revenues)

Import pressure limits earnings improvement in Czech Republic

Housing starts in the Czech Republic rose by roughly 8% during 2006 after slow development in the previous year. However, imports from the neighboring countries of Germany and Austria increased at the same time and intensified both competition and the pressure on prices. Excellent development was registered in sales volumes of our plane brick products, and we met this trend by installing a further plane brick grinder at the Tunechody plant. In spite of continuing efforts to optimize production costs, results were unable to match the record prior year level. For 2007 we expect moderate growth in residential construction as well as a further increase in competition following an expansion in the production capacity for substitute products. Our goal is to safeguard our market position and high level of earnings by focusing on our high-quality product lines with their distinctive thermal and sound insulation properties.

Hungary (3% of Group revenues)

Higher exports drive revenue and earnings growth in Hungary

Residential construction in Hungary was affected by the elimination of a builders' allowance in 2006, but declines at the start of the year were followed by a temporary recovery of demand during the second six months. This unexpected interim high was triggered by the introduction of a tax on interest income, which led to stronger investments in real estate. Higher domestic demand as well as a massive rise in exports to Romania and Bulgaria supported a significant increase in sales volumes. Although competition remained intense, a focus on higher quality products allowed us to increase the price level and thereby realize a substantial improvement in revenues and earnings. For 2007 we do not expect any impulses for growth from the domestic market, and we will therefore continue to focus on exports to Romania and Bulgaria and also start sales to Ukraine. We will differentiate from the competition by concentrating on our high-quality product lines, and intend to use this strategy to hold earnings at a stable level despite further increases in the cost of energy and a forecasted market decline.

Romania (2% of Group revenues)

Increase in capacity and higher earnings in Romania

The residential construction sector in Romania recorded growth of roughly 20% for 2006, which was supported by strong economic development as well as a positive sentiment in the business sector prior to the EU accession. Wienerberger was able to substantially improve sales volumes and implement moderate price adjustments in this favorable environment, while also increasing imports from Hungary by a further sizeable amount. Following the complete reconstruction of the Sibiu plant, we started work on the construction of another new production facility in Triteni Cluj and will implement measures to optimize performance at the Gura Ocnitei plant. The increase in sales volumes and higher prices led to a substantial improvement in both revenues and operating earnings. In order to also benefit from the high potential of this market in the coming years, we are evaluating possible locations for new facilities. The start-up of the Triteni Cluj plant is scheduled for the fourth quarter of 2007. Our goal is to achieve a further strong increase in revenues and earnings during 2007.

Austria (2% of Group revenues)

Higher sales volumes support development of revenues and earnings in Austria

Housing starts in Austria rose slightly during 2006, but the new residential construction market is still characterized by excess capacity. Domestic sales rose due to the success of the Porotherm plane brick product line and the acquisition of a hollow brick plant in the Lower Austrian city of Blindenmarkt, but exports declined. Operating earnings improved despite an increase in production costs and a plant shutdown, above all because of price adjustments. For 2007 we expect a slight improvement in market conditions. In combination with an optimized plant structure and better utilization of capacity, we plan to increase sales volumes and realize further growth in earnings.

Slovakia (1% of Group revenues)

Intense competition slows earnings growth in Slovakia

Residential construction in Slovakia rose by 17% in 2006, but competitive pressure was increased by rising imports from Poland and Hungary. In spite of this development, Wienerberger was able to increase sales volumes of its plane brick product line and strengthen the focus on higher quality products with the market introduction of the high thermal insulating Porotherm S.i brick. Temporary shutdowns at the Boleraz and Ruzomberok plants were accepted to reduce inventories, but combined with higher production costs to bring about a decline in earnings. However, the level of earnings in this country still remains satisfactory. After the completion of optimization measures in the Ruzomberok plant, we expect an improvement in earnings during 2007, if the growth trend in residential construction continues.

Croatia/Bosnia and Slovenia (2% of Group revenues)

Higher sales volumes in Croatia, but earnings below prior year level

Although exports from Croatia to Bosnia decreased in 2006, we were able to increase sales volumes because of higher domestic demand. The optimization of the Karlovac plant had a positive impact on product quality, but a shift in the product mix to traditional bricks led to a decline in earnings. The market entry of a new competitor is expected to intensify competition during 2007. However, we still forecast an improvement in earnings, which should be supported by rising construction activity in Zagreb and the coastal region, and we will continue to concentrate on higher quality products.

Earnings growth in Slovenia

Because of the stable development of demand in Slovenia we focused on exports to Italy and Croatia during 2006. This led in total to a significant improvement in sales volumes and earnings. Our goals for 2007 include meeting higher demands for thermal insulation and seismic resistance in order to support continued growth.

Russia and Bulgaria (new markets)

Plant start-up and new location secured in Russia

The residential construction market in Russia is concentrated in the major city centers as well as the economically strong regions of the country, with growth reaching two-digit rates in 2006. In order to benefit from this momentum, we started operations with the first phase of our new plant in Kiprevo, 120 km northeast of Moscow, during November of the past year. This plant is in the start-up phase with necessary optimization measures and product line developments currently in progress, and we expect the first positive contribution to earnings during the current year. Our plans for 2007 will also focus on the construction of a new plant in the greater Kazan area, and we are evaluating the realization of a second expansion phase in Kiprevo.

In February 2006 Wienerberger acquired a brick plant in Lukovit, 120 km northeast of Sofia. This transaction marked the start of operating activities in Bulgaria, which was previously supplied through imports only. After the development of a local organization and the rapid completion of construction on a new plant, the extruders are scheduled to start operations in mid-2007. Hollow bricks are by far the most important material for new residential construction in Bulgaria with a share of more than 70%, and this situation presents us with excellent opportunities for growth. Our mid-term goal is to develop a broad-based presence in this country.

New plant construction and development of organization in Bulgaria

Semmelrock Concrete Pavers (4% of Group revenues)

Our specialist for high-quality concrete pavers continued to expand its market position in all regions of Eastern Europe during 2006 and also recorded a massive increase in EBITDA. The only earnings decline was registered in Austria. However, we expect a reversal of this local trend in 2007 following the introduction of new products and the optimization of sales structures. In Hungary the strategic positioning of Semmelrock in the high-quality product segment proved to be a success and, in combination with the optimization of the new plant in Miskolc and expansion of the dealer network, led to a significant increase in sales volumes and earnings. In Slovakia the company strengthened its market position and improved efficiency at the Sered plant. In Poland the three plants operated at full capacity, and we were able to further increase our market share and record substantial earnings growth. In Croatia we became the market leader following the expansion of our sales network. Semmelrock entered the market in the Czech Republic with the acquisition of Colorbeton during the reporting year, and will focus on improving sales and production efficiency in this company during 2007. The construction of a new plant in Bucharest (Romania) was completed in 2006 and the necessary administrative and sales structures were developed at the same time. In 2007 Semmelrock will again concentrate on further expansion in Eastern Europe and the optimization of products and costs as well as the continued improvement of earnings.

Higher earnings and strengthening of market position by Semmelrock

Bramac Concrete Roof Tiles (3% of Group revenues)

In 2006 Bramac (50% stake, proportional consolidation) was able to improve its positions on the company's traditional markets in Central and Eastern Europe. The successful extension of the product portfolio led to further growth in revenues and earnings. Particularly strong growth was recorded in Romania and Bulgaria. Supported by this development, Bramac plans to expand the Silistra plant in Bulgaria during 2007 and start preparations for another production facility near Sofia. In Romania plans call for the construction of a second plant near Bucharest to allow for the better realization of opportunities presented by the steady growth of this country. Based on positive development in Central-East Europe, Bramac targets a further improvement in earnings during 2007.

Bramac benefits from dynamic growth in Bulgaria and Romania

Tondach Gleinstätten AG (consolidated at equity)

In 2006 Tondach Gleinstätten, a 25% investment that is consolidated at equity in the financial statements of the Wienerberger Group, was able to increase its market positions, above all in the Czech Republic, Slovakia and Macedonia and also developed export structures for Bulgaria. The high level of investment activity led to a slight decline in operating earnings. Following the expansion of production lines in Serbia during the past year, the increase in capacity at the Croatian plant in Dakovo will be completed and the Sibiu plant in Romania will be enlarged.

Modernization and capacity expansion by Tondach Gleinstätten

Central-West Europe

Fastest growing segment due to recovery of construction sector in Germany

Central-West Europe covers our brick and roof tile activities in Germany, Italy and Switzerland. The development of business in 2006 was influenced by recovery in Germany and steady growth in Switzerland. However, lower sales volumes were recorded in Italy. Segment revenues rose by 22% to € 469.2 million and EBITDA by 23% to € 96.1 million, supported by the initial consolidation of new roof tile activities in Germany. Central-West Europe generated 21% of Group revenues and 20% of EBITDA for the reporting year.



373.2
385.4
469.2
23.3
20.2
20.5
30%
20%
10%
0%
2004 2005 2006
Revenues in € mill.
EBITDA margin in %

Central-West Europe		2005	2006	Chg. in %
Revenues	in € mill.	385.4	469.2	+22
EBITDA [1]	in € mill.	78.0	96.1	+23
EBIT [1]	in € mill.	43.3	59.1	+36
CFROI [1]	in %	12.1	13.3	-
CVA [1,2]	in € mill.	0.7	9.1	>100
Total investments	in € mill.	61.9	101.0	+63
Capital employed	in € mill.	396.3	453.8	+15
Employees		2,002	2,151	+7
Sales volumes hollow bricks [3]	in mill. NF	1,811	1,849	+2
Sales volumes facing bricks [3]	in mill. WF	155	197	+27
Sales volumes clay roof tiles [3]	in mill. m²	5.38	9.25	+72

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%
3) Sales volumes for 2005 are shown without special products in order to improve comparability; therefore, the sales volumes in this annual report differ from the figures reported in the prior year

Germany (14% of Group revenues)

Significant recovery on construction sector in Germany during 2006

New residential construction in Germany followed a longer series of annual declines with recovery of +4% in 2006, which was supported by advance purchases before the elimination of the homebuilders' allowance and a VAT increase in 2007. Growth in the renovation and commercial construction sectors also exceeded expectations with a 7% increase in each area.

Expansion of market position through acquisitions

Wienerberger strengthened its market position in Germany with four acquisitions during the reporting year. In the facing brick segment, we purchased the Knabe company near Bremen. The takeover of Penter clay pavers in Lower Saxony made us the leader in this sector of the German market. With the acquisition of the Bogen and Straubing plants in Bavaria, we completed the development of a country-wide clay roof tile network only several years after our market entry. All these plants represent optimal additions to our site concept and led to an expansion of our existing product lines. In 2006 we began to integrate our roof tile activities into a homogeneous company, and expect further earnings growth from these measures in the future.

Higher earnings in all product areas

In the hollow brick area (ca. 60% of revenues) we increased average prices by a slight amount with a higher quality product mix. Sales volumes rose as a result of better domestic demand and growth in exports. Although business in the facing brick and clay paver segment improved, earnings still remained at an unsatisfactory level (ca. 10% of revenues). Integration and restructuring measures in the clay roof tile area (ca. 30% of revenues) led to a major turnaround in EBITDA. Wienerberger recorded significantly higher earnings in Germany during the reporting year, not only as a result of acquisitions but also organic growth.

Goal for 2007: further earnings improvement in Germany

Our market expectations for 2007 are cautiously optimistic. Construction in the multi-storey residential sector and commercial market should remain positive. The single and two-family housing segment could show a slight decline, but a more favorable trend is also conceivable. After completing a number of acquisitions in the facing brick and clay tile branches during recent years, we now intend to generate further earnings growth in 2007 based on our profit-oriented policy and the further optimization of product allocation and production costs.

Italy (3% of Group revenues)

Pressure on prices due to weaker demand and excess capacity in Italy

New residential construction in Italy reflected the weak state of the economy in 2006, and housing starts declined by roughly 3%. However, we were able to partly compensate lower sales volumes with prices adjustments and higher sales of premium products. The start of production at the Feltre plant allowed us to increase the share of plane bricks, but a decline in earnings from the high prior year level could not be prevented. In addition to product modifications for the improvement of seismic properties and thermal insulation, the installation of fast drying equipment at the Feltre plant represented the focal point of investments in 2006. The Italian brick market will also be characterized by excess capacity in 2007. In order to safeguard our earnings level, we will continue to focus on higher quality products and the further optimization of our cost structures.

Switzerland (3% of Group revenues)

Continued earnings growth in Switzerland

The market in Switzerland again reported favorable development in 2006 with a further slight increase in residential construction. We were able to record substantial growth in sales volumes of hollow bricks and insulating materials (purchased goods). In contrast, the clay roof tile area accepted a decline in sales volumes in order to implement price increases. In total, we recorded a further improvement in earnings during 2006. For 2007 we expect a stable earnings situation in line with market development.

North-West Europe

Growth driver in past years with renewed increase in earnings

The North-West Europe segment includes our brick and roof tile activities in Belgium, the Netherlands, France, Great Britain, Scandinavia, Finland and the Baltic States. In 2006 revenues rose by 11% to € 827.5 million and EBITDA increased 8% to € 177.7 million. This development was supported by the further strengthening of our market positions through bolt-on projects in all product areas as well as the sound development of residential construction in Belgium and France and satisfactory performance in Great Britain. North-West Europe recorded 37% of revenues and 38% of EBITDA in 2006.



633.3
747.9
827.5
21.2
22.1
21.5
30%
20%
10%
0%
2004
2005
2006
Revenues in € mill.
EBITDA margin in %

North-West Europe		2005	2006	Chg. in %
Revenues	*in € mill.*	747.9	827.5	+11
EBITDA [1]	*in € mill.*	165.3	177.7	+8
EBIT [1]	*in € mill.*	109.2	116.1	+6
CFROI [1]	*in %*	12.1	11.6	-
CVA [1,2]	*in € mill.*	0.9	-5.5	>100
Total investments	*in € mill.*	113.6	151.7	+34
Capital employed	*in € mill.*	952.9	1,058.9	+11
Employees		4,203	4,213	0
Sales volumes hollow bricks [3]	*in mill. NF*	1,026	1,196	+17
Sales volumes facing bricks [3]	*in mill. WF*	1,634	1,691	+3
Sales volumes clay roof tiles [3]	*in mill. m²*	11.84	12.60	+6

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%
3) Sales volumes for 2005 are shown without special products in order to improve comparability; therefore, the sales volumes in this annual report differ from the figures reported in the prior year

Belgium (10% of Group revenues)

Sound earnings growth in Belgium with higher volumes and prices

The construction sector in Belgium followed strong development in 2005 with a plus of 9% in new residential construction and 2% in the renovation segment for 2006. We registered substantial growth in sales volumes of hollow bricks, facing bricks and clay roof tiles, and could partly offset higher production costs with price rises. Our production capacity was expanded through the acquisition of the Ampe hollow brick plant near Ghent, the extension of the Pottelberg clay roof tile plant and the installation of two new kilns in the facing brick and clay roof tile area. In addition, our subsidiary in Belgium started a project to develop special thermal post-combustion equipment for the ceramics industry. Our sales structures were strengthened by the launch of two new showrooms. The expansion and optimization measures carried out during 2006 supported satisfactory growth in revenues and earnings despite a significant rise in energy costs. We expect a positive market climate throughout 2007 and strive for a further improvement in earnings, however, depending on the trend in energy prices.

Netherlands (9% of Group revenues)

Higher market shares through increase in capacity in the Netherlands

New residential construction in the Netherlands was characterized by a steady increase in building permits during 2006. Completions also rose by 5% despite a shortage of insulating materials and specialized labor. In contrast to this positive development, the volume of the brick market stagnated due to a shift from the construction of single family houses to apartment buildings and social housing, where less bricks are used. In combination with the shutdown of an older plant during 2005, this led to only a slight improvement in revenues from facing bricks. However, we were able to grow sales volumes in the clay roof tile business by a substantial amount and nearly offset the impact of higher energy costs by increasing our selling prices. Stronger competition prevented a similar development in the clay paver area, where prices rose by a small margin but also sales volumes declined slightly. In total, Wienerberger recorded moderate earnings growth in the Netherlands during 2006. We doubled the capacity at our Kijfwaard West plant during the past year to further strengthen our leading position on the clay paver market. Production capacity was also expanded at the clay roof tile plants in Tegelen and the hollow brick plant in Brunssum. Based on these measures and expectations of a positive market climate, we anticipate earnings growth in the Netherlands during 2007.

France (7% of Group revenues)

Increase in market shares and higher earnings in France

A favorable economic climate and low interest rates provided support for new residential construction in France, which rose by 2% in 2006 to the highest level recorded in more than 20 years. This positive development and a further increase in market shares led to significant growth in sales volume of hollow bricks and clay roof tiles. In the facing brick area, the plant closure in Wizernes and the conversion of Angervilliers to hollow brick production had a negative impact on sales volumes. During the reporting year Wienerberger completed most of the work required for the changeover of the Angervilliers plant, the modernization of the Seltz plant and the expansion of the clay roof tile plant in Lantenne. We offset higher energy costs with price increases, which in total supported sound earnings growth. The acquisition of a majority stake in the Bar company strengthened our position on the facing brick market. Supported by the investments made in past years, we want to benefit from the continued positive market climate and record a further improvement in earnings during 2007.

Great Britain (6% of Group revenues)

Earnings improvement despite market decline in Great Britain

The brick market in Great Britain declined by 6% in 2006 due to a further shift from single family houses to apartment buildings and a substantial drop in renovation. Temporary plant shutdowns at the start of the year were the result, whereby these measures were also designed to minimize the impact of extremely high energy prices during the winter 2005/2006. The refitting of the Ewhurst plant and the expansion of Warnham allowed Wienerberger to regain market shares. In order to improve delivery conditions, the Smeed Dean plant was enlarged to provide additional storage capacity for the growing volume of imported clay roof tiles. Weaker demand made it difficult to implement price increases but higher sales volumes, especially in the low price segment, as well as flexible gas purchases and cost optimization supported an improvement in earnings.

Conclusion of Baggeridge takeover intended

Wienerberger classifies Great Britain as a long-term growth market with potential for the future. This led to our decision to announce a recommended cash offer for the publicly traded Baggeridge Brick PLC in August 2006. The required decision of the UK Competition Commission is expected in May 2007. With four plants in the Midlands and one in the south of England, the integration of Baggeridge with Wienerberger would develop a national presence on the British facing brick market. Even without this acquisition, it is our target to further grow revenues and earnings during 2007.

Scandinavia (2% of Group revenues)

Increase in capacity and higher earnings in Northern Europe

In ***Denmark*** we recorded a substantial increase in sales volumes and prices, supported by a positive market environment. However, earnings declined by a slight amount as a result of impairment charges to goodwill. Investments were prepared for the Pedershvile and Petersminde plants, which will be carried out in 2007. In ***Norway*** construction activity remained unchanged at a high level in 2006, but the demand for bricks declined slightly. In ***Sweden*** Wienerberger increased production capacity at its Haga and Sköldinge plants. The strong development of demand and successful implementation of price increases led to an improvement in earnings.

Finland and the Baltic States (1% of Group revenues)

Earnings decline in Finland, expansion of market positions in Baltic States

In Finland the domestic market remained stable, but imports supported an increase in sales volumes of clay roof tiles. However, higher marketing and selling expenses led to a decline in earnings for 2006. In the Baltic States sales volumes rose across all product groups and the facing brick plant in Aseri, Estonia, successfully started operations. Our plans foresee a further strengthening of our market position in this region with the construction of a hollow brick plant. We forecast a steady high pace of residential construction activity during 2007 and expect a significant improvement in sales volumes and earnings.

USA

Slump in housing starts leads to lower sales volumes and earnings

New residential construction in the USA contracted stronger than expected in 2006, falling 13% below the record 2005 level to roughly 1.8 million units. Results were sound at the start of the year, but April brought an increasingly sharp drop in demand across all regions of the country. The decline ranged up to 30% on a monthly basis and was particularly strong in Midwest, which is one of our most important markets. Our subsidiary General Shale recorded better development than the total market, with a 10% decrease in sales volumes by year-end. The successful acquisition of Robinson Brick in June supported an increase of 4% in revenues to € 349.5 million. Operating EBITDA fell by 5% to € 63.4 million due to the lower utilization of capacity and higher selling and integration expenses. The USA is responsible for 16% of revenues and 13% of Group EBITDA.

USA		2005	2006	Chg. in %
Revenues	in € mill.	337.2	349.5	+4
EBITDA [1]	in € mill.	66.4	63.4	-5
EBIT [1]	in € mill.	51.8	48.2	-7
CFROI [1]	in %	14.1	11.2	-
CVA [1,2]	in € mill.	9.7	-4.8	>100
Total investments	in € mill.	39.5	142.0	>100
Capital employed	in € mill.	345.0	437.6	+27
Employees		2,194	2,483	+13
Sales volumes facing bricks	in mill. WF	1,241	1,140	-8

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%


284.4
337.2
349.5
30%
20%
10%
0%
20.8
19.7
18.1
2004
2005
2006
Revenues in € mill.
EBITDA margin in %

Expansion of production capacity and stronger direct sales

Delivery bottlenecks in the past and the long-term potential created by the growth of the US population have led General Shale to expand its production capacity at a number of locations in recent years. In Louisville (Kentucky), Brickhaven (North Carolina), Roanoke and Marion (Virginia), and Rome (Georgia) additional capacity of 240 million brick units was installed. These investments were made in order to create mega plant sites and thereby optimize production costs. The shutdown of smaller plants is foreseen during periods of lower sales. In connection with this strategy, we temporarily closed the plant in Lee County (North Carolina) during 2006 and relocated production to the more efficient Brickhaven plant. The outdated brick plant in Darlington, Pennsylvania, was also closed. A new concrete block plant started operations in Moncure to meet the growing demand for these products in North and South Carolina. In keeping with our strategy to expand direct sales, General Shale acquired two brick merchants: Curley Building Materials in Indianapolis (Indiana) and Modern Concrete in Louisville (Kentucky).

Entry in west of USA with acquisition of Robinson Brick

Wienerberger expanded its US presence into the western region of the country with the acquisition of Robinson Brick in 2006. In addition to a high-performance brick plant in Denver, the company operates three concrete block factories and 17 sales outlets in seven states west of the Mississippi. This acquisition will lead to the realization of synergies, above all through the optimization of production costs, sales structures and cross-selling opportunities as well as the combination of product lines.

Goal to increase revenues and earnings in 2007 despite market decline

For 2007 we anticipate a further decline in housing starts. Recovery is expected during the second half-year at the earliest, after the high supply of unsold houses has returned to a normal level. Wienerberger is prepared for this scenario, after it has adjusted its production capacity. Supported by the full-year consolidation of Robinson Brick and the optimization of production costs in the new plants we intend to realize an improvement in revenues and earnings for 2007.

Investments and Other

Non-core activities and holding company costs in this segment

The Investments and Other segment comprises the non-core activities of the Wienerberger Group: Pipelife plastic pipes (50/50 joint venture with Solvay), real estate and Group headquarters costs. In recent years the Pipelife Group has developed into an independent company with autonomous management, and is now regarded as a financial investment. It is therefore consolidated at equity, and is not included in the operating results of this segment.

Negative results due to inclusion of holding company costs

Revenues recorded by this segment rose 7% to € 21.7 million and EBITDA fell 30% to € -23.4 million. The growth in revenues resulted from an increase in service fees charged to the Group's operating subsidiaries as well as higher sales by the Wienerberger stove tile company. Earnings are negative because holding company costs are included in this segment.

Investments and Other		2005	2006	Chg. in %
Revenues	*in € mill.*	20.2	21.7	+7
EBITDA [1]	*in € mill.*	-18.0	-23.4	-30
EBIT [1]	*in € mill.*	-21.0	-27.1	-29
Capital employed	*in € mill.*	25.8	23.6	-9
Employees		161	180	+12

1) Adjusted for non-recurring income and expenses

Record results by Pipelife after successful optimization in past years

The Pipelife Group, the fourth largest producer of plastic pipe systems in Europe, showed excellent development during 2006 with a further improvement over the record results generated in the previous year. A favorable operating environment in Europe combined with the optimization measures carried out in past years and the introduction of numerous innovative products led to a further improvement in revenues and earnings. Group revenues totaled € 784 million, which represents a plus of 10% over 2005, and EBITDA increased by 7% to € 80.2 million. The company recorded strong growth in Northern Europe, the Baltic States, the new EU countries, Russia and the Balkan region, while demand remained stable in Western Europe. Plastic pipe activities in the USA followed the slump in new residential construction at year-end, and triggered a decline in earnings. In 2006 Pipelife took important growth steps for the future with two acquisitions in Belgium and the Netherlands as well as the opening of a sales office in Bulgaria. The company's strategy is focused on the expansion of market positions and a wide geographical presence in Europe. A duplication of the record results generated in 2006 is considered to be an ambitious goal for the coming year.

Sale of non-core investments and assets

During the 2006 Business Year we sold the Wienerberger stove tile company to a strategic partner in keeping with our concentration on the core business. In addition, a large property in the south of Vienna was sold at a book gain of € 5.1 million. This gain is reported under non-recurring income, and largely offsets the non-recurring expenses of € 7.1 million that resulted from plant shutdowns. The sale of non-operating assets is designed to finance our core business, and we will continue to pursue this strategy in the future. At the present time, we estimate the value of our remaining non-operating real estate at € 40 million.

Contents

Income Statement

Notes		2006 *in TEUR*	2005 *in TEUR*
(7)	Revenues	2,225,040	1,954,571
(8, 9, 13)	Cost of goods sold	-1,403,704	-1,210,986
	Gross profit	**821,336**	**743,585**
(8, 9, 13)	Selling expenses	-409,921	-369,778
(8, 9, 13)	Administrative expenses	-129,290	-109,524
(11)	Other operating expenses	-33,285	-25,554
(12)	Other operating income	54,271	31,556
(8)	Amortization of goodwill	-3,534	0
	Operating profit before non-recurring items	**299,577**	**270,285**
(14)	Non-recurring write-offs and provisions related to restructuring	-7,141	-11,365
(14)	Non-recurring income	5,056	10,637
	Operating profit after non-recurring items	**297,492**	**269,557**
	Income from investments in associates	26,154	29,513
(15)	Interest result	-48,167	-43,426
(16)	Other financial results	1,860	-4,377
	Financial results	**-20,153**	**-18,290**
	Profit before tax	**277,339**	**251,267**
(17)	Income taxes	-58,998	-54,834
	Profit after tax	**218,341**	**196,433**
	Thereof attributable to minority interest	2,395	2,080
	Thereof attributable to equity holders	**215,946**	**194,353**
(18)	**Adjusted earnings per share before non-recurring items (in EUR)**	**3.02**	**2.67**
(18)	**Earnings per share (in EUR)**	**2.95**	**2.66**
(18)	**Diluted earnings per share (in EUR)**	**2.94**	**2.64**
(18)	**Recommended or paid dividend per share (in EUR)**	**1.30**	**1.18**

The following notes to the financial statements form an integral part of this income statement.

Cash Flow Statement

Notes		2006 *in TEUR*	2005 *in TEUR*
	Profit before tax	277,339	251,267
	Depreciation and amortization	172,323	158,124
	Non-recurring write-offs related to restructuring	6,741	1,591
	Write-ups of fixed and financial assets	-1,541	-598
	Increase/decrease in long-term provisions	2,929	12,994
	Income from associates	-26,154	-29,513
	Income/loss from the disposal of fixed and financial assets	-13,183	-17,691
	Interest result	48,167	43,426
	Interest paid	-80,273	-55,878
	Interest received	30,305	23,751
	Income taxes paid	-45,873	-44,352
	Gross cash flow	**370,780**	**343,121**
	Increase/decrease in inventories	-34,836	-45,672
	Increase/decrease in trade receivables	-20,592	-9,580
	Increase/decrease in trade payables	40,342	2,643
	Increase/decrease in other net current assets	-3,769	-40,474
	Changes in non-cash items resulting from foreign exchange translation	-326	206
	Cash flow from operating activities	**351,599**	**250,244**
	Proceeds from the sale of assets	29,206	61,398
	Purchase of property, plant and equipment and intangible assets	-360,659	-278,628
	Payments made for investments in financial assets	-3,946	-233
	Increase/decrease in securities	-5,118	438
	Net payments made for the acquisition of companies	-169,743	-60,035
	Net proceeds from the sale of companies	574	157
(19)	**Cash flow from investing activities**	**-509,686**	**-276,903**
	Increase/decrease in long-term financial liabilities	-293,242	437,047
	Increase/decrease in short-term financial liabilities	510,536	-190,195
	Dividends paid by Wienerberger AG	-86,415	-78,040
	Dividends paid to minority shareholders and other changes in minority capital	840	2,464
	Dividend payments from associates	3,676	2,004
	Capital increase Wienerberger AG	0	0
	Cash inflows from exercise of stock options	5,268	5,364
	Purchase of treasury stock	-8,892	-21,326
	Cash flow from financing activities	**131,771**	**157,318**
	Change in cash and cash at bank	**-26,316**	**130,659**
	Effects of exchange rate fluctuations on cash held	-29	2,725
	Cash and cash at bank at the beginning of the year	219,876	86,492
	Cash and cash at bank at the end of the year	**193,531**	**219,876**

The following notes to the financial statements form an integral part of this cash flow statement.

Balance Sheet

Notes		31.12.2006 *in TEUR*	31.12.2005 *in TEUR*
	Assets		
(20)	Intangible assets	637,346	563,906
(20)	Property, plant and equipment	1,712,395	1,507,125
(20)	Investment property	28,773	32,984
(2, 20)	Investments in associates	129,389	106,503
(20)	Other financial assets	23,652	21,566
(26)	Deferred tax assets	61,442	61,355
	Non-current assets	**2,592,997**	**2,293,439**
(21)	Inventories	509,843	445,879
(22)	Trade receivables	222,325	184,407
(22)	Other current receivables	115,632	103,567
(29, 30)	Securities	40,004	22,402
	Cash and cash at bank	193,531	219,876
	Current assets	**1,081,335**	**976,131**
	Total Assets	**3,674,332**	**3,269,570**
	Equity and Liabilities		
	Issued capital	74,168	74,168
	Share premium	415,052	415,052
	Retained earnings	1,174,075	1,031,209
	Treasury stock	-30,269	-28,133
	Translation reserve	-69,019	-38,909
	Minority interest	27,436	29,717
(23)	**Equity**	**1,591,443**	**1,483,104**
(24, 25)	Employee-related provisions	73,024	75,671
(24, 26)	Provisions for deferred taxes	110,569	105,318
(24)	Other non-current provisions	58,090	53,463
(27, 29)	Long-term financial liabilities	798,128	1,091,366
(27)	Other non-current liabilities	48,278	51,102
	Non-current provisions and liabilities	**1,088,089**	**1,376,920**
(24)	Other current provisions	46,425	39,234
(27, 29)	Short-term financial liabilities	606,613	97,873
(27)	Trade payables	200,328	150,712
(27)	Other current liabilities	141,434	121,727
	Current provisions and liabilities	**994,800**	**409,546**
	Total Equity and Liabilities	**3,674,332**	**3,269,570**

The following notes to the financial statements form an integral part of this balance sheet.

Changes in Equity Statement

in TEUR	Issued capital	Share premium	Retained earnings	Treasury stock	Foreign exchange	Minority interest	Total
Balance on 31.12.2004	**74,168**	**415,052**	**962,644**	**-13,327**	**-105,502**	**34,178**	**1,367,214**
Net profit/minority interest			194,353			2,080	196,433
Dividend payments			-78,040			-2,467	-80,507
Foreign exchange adjustment					63,790	1,147	64,937
Foreign exchange adjustment to investments in associates					2,803		2,803
Hedging reserves			-47,635			15	-47,620
Capital increase/decrease						2,356	2,356
Increase/decrease in minority interest						-7,562	-7,562
Increase/decrease in treasury stock			-1,156	-14,806			-15,962
Expenses from stock option plans			1,250				1,250
Other changes			-208			-30	-238
Balance on 31.12.2005	**74,168**	**415,052**	**1,031,209**	**-28,133**	**-38,909**	**29,717**	**1,483,104**
Net profit/minority interest			215,946			2,395	218,341
Dividend payments			-86,415			-910	-87,325
Foreign exchange adjustment					-29,816	322	-29,494
Foreign exchange adjustment to investments in associates					-294		-294
Hedging reserves			12,520			44	12,564
Capital increase/decrease						1,750	1,750
Increase/decrease in minority interest						-5,840	-5,840
Increase/decrease in treasury stock			-1,488	-2,136			-3,624
Expenses from stock option plans			2,181				2,181
Other changes			122			-42	80
Balance on 31.12.2006	**74,168**	**415,052**	**1,174,075**	**-30,269**	**-69,019**	**27,436**	**1,591,443**

The following notes to the financial statements form an integral part of this changes in equity statement.

Table of Fixed and Financial Assets

in TEUR	Acquisition or Production Costs Balance on 1.1.2006	Change in consoli-dation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2006
Goodwill	**532,040**	84,632	-16,437	7,598	0	0	**607,833**
Other intangible assets	**50,552**	598	100	5,962	841	-291	**56,080**
Intangible assets	**582,592**	85,230	-16,337	13,560	841	-291	**663,913**
Land and buildings	**861,609**	27,488	-93	55,381	20,907	29,942	**953,420**
Machinery and equipment	**1,647,641**	15,671	-11,116	145,930	21,692	64,260	**1,840,694**
Fixtures, fittings, tools and equipment	**91,044**	1,009	-349	10,723	3,481	-4,960	**93,986**
Prepayments and assets under construction	**96,607**	1,908	-2,452	134,263	231	-96,010	**134,085**
Property, plant and equipment	**2,696,901**	46,076	-14,010	346,297	46,311	-6,768	**3,022,185**
Investment property	**55,709**	0	-416	802	20,983	7,059	**42,171**
Investments in associates	**65,631**	688	-204	0	0	0	**66,115**
Investments in subsidiaries	**5,557**	-607	-2	3,756	4,281	0	**4,423**
Other investments	**20,050**	-12	-14	190	123	0	**20,091**
Other financial assets	**25,607**	-619	-16	3,946	4,404	0	**24,514**
	3,426,440	**131,375**	**-30,983**	**364,605**	**72,539**	**0**	**3,818,898**

in TEUR	Acquisition or Production Costs Balance on 1.1.2005	Change in consoli-dation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2005
Goodwill	**490,568**	9,726	23,334	8,428	16	0	**532,040**
Other intangible assets	**43,980**	-375	226	2,578	998	5,141	**50,552**
Intangible assets	**534,548**	9,351	23,560	11,006	1,014	5,141	**582,592**
Land and buildings	**783,907**	13,767	15,759	24,109	13,975	38,042	**861,609**
Machinery and equipment	**1,455,455**	25,341	43,280	54,669	48,511	117,407	**1,647,641**
Fixtures, fittings, tools and equipment	**87,480**	317	1,605	8,286	8,680	2,036	**91,044**
Prepayments and assets under construction	**82,797**	808	3,370	180,558	320	-170,606	**96,607**
Property, plant and equipment	**2,409,639**	40,233	64,014	267,622	71,486	-13,121	**2,696,901**
Investment property	**79,637**	0	259	0	32,167	7,980	**55,709**
Investments in associates	**62,938**	-77	2,745	25	0	0	**65,631**
Investments in subsidiaries	**6,195**	-610	0	201	229	0	**5,557**
Other investments	**19,561**	817	261	7	596	0	**20,050**
Other financial assets	**25,756**	207	261	208	825	0	**25,607**
	3,112,517	**49,714**	**90,839**	**278,861**	**105,492**	**0**	**3,426,440**

Note: Rounding differences may arise from the automatic processing of data. The following notes to the financial statements form an integral part of this table of fixed and financial assets.

Depreciation

Balance on 1.1.2006	Change in consoli-dation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2006	Carrying amount 31.12.2006	Carrying amount 31.12.2005
0	0	-34	3,534	0	0	0	3,500	604,333	532,040
18,686	-176	113	5,234	230	579	19	23,067	33,013	31,866
18,686	-176	79	8,768	230	579	19	26,567	637,346	563,906
257,066	-810	197	36,041	1	14,210	-1,771	276,512	676,908	604,543
873,413	-464	-3,804	124,349	1,309	20,359	2,491	974,317	866,377	774,228
59,092	-277	-146	9,812	1	3,444	-6,075	58,961	35,025	31,952
205	0	0	0	0	205	0	0	134,085	96,402
1,189,776	-1,551	-3,753	170,202	1,311	38,218	-5,355	1,309,790	1,712,395	1,507,125
22,725	0	-213	94	0	14,544	5,336	13,398	28,773	32,984
-40,872	-14	90	21	26,175	-3,676	0	-63,274	129,389	106,503
3,188	0	1	0	0	3,175	0	14	4,409	2,369
853	0	-2	0	3	0	0	848	19,243	19,197
4,041	0	-1	0	3	3,175	0	862	23,652	21,566
1,194,356	**-1,741**	**-3,798**	**179,085**	**27,719**	**52,840**	**0**	**1,287,343**	**2,531,555**	**2,232,084**

Depreciation

Balance on 1.1.2005	Change in consoli-dation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2005	Carrying amount 31.12.2005	Carrying amount 31.12.2004
0	0	0	0	0	0	0	0	532,040	490,568
12,484	-218	122	3,571	1	244	2,972	18,686	31,866	31,496
12,484	-218	122	3,571	1	244	2,972	18,686	563,906	522,064
225,825	9	3,854	32,450	598	10,575	6,101	257,066	604,543	558,082
791,383	-205	20,246	113,293	0	41,165	-10,139	873,413	774,228	664,072
54,658	-210	834	10,113	0	7,372	1,069	59,092	31,952	32,822
205	0	0	5	0	2	-3	205	96,402	82,592
1,072,071	-406	24,934	155,861	598	59,114	-2,972	1,189,776	1,507,125	1,337,568
24,766	0	18	272	0	2,331	0	22,725	32,984	54,872
-13,390	85	-58	0	29,513	-2,004	0	-40,872	106,503	76,329
3,921	-744	-1	12	0	0	0	3,188	2,369	2,274
0	853	0	0	0	0	0	853	19,197	19,561
3,921	109	-1	12	0	0	0	4,041	21,566	21,835
1,099,851	**-430**	**25,015**	**159,716**	**30,112**	**59,685**	**0**	**1,194,356**	**2,232,084**	**2,012,668**

Segment Reporting

Segments	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	2006	2005	2006	2005	2006	2005
Third party revenues	606,726	502,958	453,716	378,211	805,867	727,555
Inter-company revenues	9,281	4,320	15,496	7,198	21,680	20,377
Total revenues	616,007	507,278	469,212	385,409	827,547	747,932
Operating EBITDA	158,094	136,666	96,088	78,033	177,739	165,345
Depreciation and amortization	54,760	49,632	36,997	34,778	61,676	56,114
Operating EBIT	103,333	87,033	59,091	43,255	116,063	109,231
Income from investments in associates	3,498	5,028	0	364	-21	0
Investments in associates	23,507	20,077	1,823	1,823	69	90
Liabilities	549,281	525,967	365,586	327,378	1,071,777	1,021,731
Capital employed	624,259	569,505	453,823	396,293	1,058,900	952,855
Assets	1,052,288	872,918	650,291	552,466	1,620,210	1,517,959
Maintenance capex	28,028	22,799	18,991	15,047	34,230	36,161
Growth investments	105,627	99,570	81,998	46,883	117,492	77,392
Employees	4,612	4,767	2,151	2,002	4,213	4,203

Products	Revenues		Operating EBITDA		Assets	
in TEUR	2006	2005	2006	2005	2006	2005
Hollow bricks	819,277	692,440	225,203	199,882	1,153,789	1,011,079
Facing bricks	810,743	778,636	135,769	138,407	1,194,563	992,005
Roofing systems	461,880	371,207	113,589	89,791	753,888	714,964
Pavers	124,789	104,913	20,714	18,387	170,175	136,301
Other	8,351	7,375	-23,374	-18,070	401,917	415,221
Wienerberger Group	**2,225,040**	**1,954,571**	**471,901**	**428,397**	**3,674,332**	**3,269,570**

Revenues	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	2006	2005	2006	2005	2006	2005
Austria	80,694	80,458				
Czech Republic	114,406	103,109				
Hungary	102,106	91,587				
Poland	151,700	109,688				
Other Eastern Europe	157,833	118,133			15,840	9,082
Germany			311,450	234,963		
Switzerland			72,141	70,878		
Italy			70,523	72,827		
Belgium					230,741	198,819
Netherlands					207,410	202,615
France					161,809	148,204
Great Britain					127,243	114,571
Scandinavia and Finland					63,258	55,083
USA						
Wienerberger Group	**606,739**	**502,975**	**454,114**	**378,668**	**806,301**	**728,374**

USA		Investments and Other		Group Eliminations		Wienerberger Group	
2006	2005	2006	2005	2006	2005	2006	2005
349,535	337,179	8,280	7,306	0	0	**2,224,124**	**1,953,209**
0	0	13,385	12,909	-58,926	-43,442	**916**	**1,362**
349,535	337,179	21,665	20,215	-58,926	-43,442	**2,225,040**	**1,954,571**
63,354	66,423	-23,374	-18,070	0	0	**471,901**	**428,397**
15,188	14,591	3,702	2,997	0	0	**172,323**	**158,112**
48,166	51,833	-27,076	-21,067	0	0	**299,577**	**270,285**
704	715	21,973	23,406	0	0	**26,154**	**29,513**
4,348	4,112	99,642	80,401	0	0	**129,389**	**106,503**
388,786	307,201	1,515,748	1,457,693	-1,808,289	-1,853,504	**2,082,889**	**1,786,466**
437,586	345,006	23,584	25,782	0	0	**2,598,152**	**2,289,441**
517,054	436,419	3,138,091	3,010,223	-3,303,602	-3,120,415	**3,674,332**	**3,269,570**
16,994	12,872	1,999	1,333	0	0	**100,242**	**88,212**
125,043	26,606	0	0	0	0	**430,160**	**250,451**
2,483	2,194	180	161	0	0	**13,639**	**13,327**

Capital Employed		Total Investments	
2006	2005	2006	2005
832,140	778,060	170,986	132,965
990,411	841,865	222,941	99,153
602,080	538,539	93,670	88,182
149,937	105,195	40,806	17,030
23,584	25,782	1,999	1,333
2,598,152	**2,289,441**	**530,402**	**338,663**

USA		Investments and Other		Wienerberger Group	
2006	2005	2006	2005	2006	2005
		8,351	7,375	**89,045**	**87,833**
				114,406	**103,109**
				102,106	**91,587**
				151,700	**109,688**
				173,673	**127,215**
				311,450	**234,963**
				72,141	**70,878**
				70,523	**72,827**
				230,741	**198,819**
				207,410	**202,615**
				161,809	**148,204**
				127,243	**114,571**
				63,258	**55,083**
349,535	337,179			**349,535**	**337,179**
349,535	**337,179**	**8,351**	**7,375**	**2,225,040**	**1,954,571**

Notes to the Financial Statements

Reporting in accordance with International Financial Reporting Standards (IFRS)

These financial statements were prepared in keeping with § 245a of the Austrian Corporate Code and in accordance with the guidelines set forth in International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), which were in effect as of the balance sheet date and were adopted by the European Union (EU).

General Information

1. Basis of Preparation

Wienerberger is an international building materials group; the headquarters of the parent company are located in Vienna, Austria. The business activities of the Group can be classified in five segments: Central-East Europe, Central-West Europe, North-West Europe and the USA as well as Investments and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect International Financial Reporting Standards (IFRS) valid for the 2006 business year. The new IFRS 7 Financial Instruments: Disclosures (valid as of 2007) and IFRS 8 Operating Segments (valid as of 2009) were not applied in advance.

Independent auditors have examined the annual financial statements of all national and international companies which require a statutory audit or have submitted to a voluntary audit in accordance with IFRS. The financial statements of all consolidated companies are based on historical acquisition and production costs, and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The notes provide detailed information on all such items in accordance with IFRS.

2. Consolidation Range

An overview of fully or proportionally consolidated companies and companies valued at equity is provided in the List of Companies at the end of the notes.

In addition to Wienerberger AG, the 2006 financial statements include 13 (2005: 14) Austrian and 108 (2005: 105) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Twenty-four (2005: 33) affiliates, whose influence on the asset, financial and earnings position of the Group is immaterial, were not included in the consolidation. The combined revenues, income, liabilities and assets of these unconsolidated companies equal less than 2% of the relevant figures for the Group.

Twelve (2005: 12) joint venture companies in the Schlagmann and Bramac Groups, which are under common management, were consolidated using the proportional method.

The equity method is used for consolidation in cases where the Wienerberger Group holds between 20 and 50% of the shares (associates), if these entities are considered significant for the preparation of a true and fair view of the Group's assets, financial and earnings position. The carrying value of the seven companies consolidated at equity totals TEUR 129,389, and TEUR 96,993 of this amount is attributable to the Pipelife Group.

The consolidation range developed as follows during the 2006 reporting year:

Consolidation Range	Fully consolidated	Proportionally consolidated	Equity accounting
Balance on 31.12.2005	**119**	**12**	**7**
Change in consolidation method	1	0	0
Included during reporting year for first time	14	0	1
Merged/liquidated during reporting year	-12	0	-1
Divested during reporting year	-1	0	0
Balance on 31.12.2006	**121**	**12**	**7**
Thereof foreign companies	108	10	5

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	2006	2005
Revenues	104,904	89,144
EBITDA	24,768	20,826
EBIT	19,426	15,817

Assets *in TEUR*	31.12.2006	31.12.2005	**Equity and Liabilities** *in TEUR*	31.12.2006	31.12.2005
Non-current assets	59,574	61,813	Equity	43,834	47,582
Current assets	28,637	28,707	Non-current provisions and liabilities	16,600	16,041
			Current provisions and liabilities	27,777	26,897
	88,211	**90,520**		**88,211**	**90,520**

Following are the proportional values for companies valued at equity (Pipelife Group and Tondach Gleinstätten Group):

in TEUR	2006	2005
Revenues	440,487	404,457
EBITDA	51,130	49,548
EBIT	33,460	31,374

Assets *in TEUR*	31.12.2006	31.12.2005	**Equity and Liabilities** *in TEUR*	31.12.2006	31.12.2005
Non-current assets	131,594	130,863	Equity	121,737	102,306
Current assets	180,045	162,527	Non-current provisions and liabilities	62,770	67,148
			Current provisions and liabilities	127,132	123,936
	311,639	**293,390**		**311,639**	**293,390**

3. Acquisitions and Disposals

The following acquisitions made during 2006 are included in the consolidation for the first time:

Name of Company	Share in %	Name of Company	Share in %
Wienerberger Cermegad Sp. z. o.o.	100.00	Wienerberger Zeslawice Sp. z o.o.	59.34
Wienerberger Cegielnie Kraków S.A.	100.00	Uspeh AD	97.59
Bayrische Dachziegelwerke Bogen GmbH	100.00	Ampe Steenbakkerijen NV	100.00
Robinson Brick Company	100.00	Robinson Brick Company-Billings LLC	100.00
Robinson Brick Company-Block LLC	100.00	Robinson Brick Company-Aucutt's LLC	100.00
Robinson Brick Company-Northern LLC	100.00	Colorbeton a.s.	75.00
Curley Building Material, Inc.	100.00		

The changes in the consolidation range since December 31, 2005 involved the following initial consolidations and deconsolidations:

Wienerberger acquired the Polish Biegonice Group with two hollow brick plants in Southern Poland in early February. As of May 1, 2006 the Group acquired 100% of the shares in Bayrische Dachziegelwerke Bogen GmbH with one clay roof tile plant in Germany and 100% of Ampe Steenbakkerijen NV with one hollow brick plant in Belgium. On June 13, 2006 the control of the Robinson Group, which is headquartered in Denver, Colorado, was transferred to the Wienerberger Group. The purchase price for this company (debt-free) was TEUR 95,547. Robinson operates one facing brick plant, three concrete block factories and a number of retail centers in the western region of the USA. As of October 1, 2006 the Semmelrock Group, a member company of the Wienerberger Group, acquired 100% of the Czech Colorbeton a.s., which operates three production facilities in the Czech Republic.

During the reporting year the Wienerberger Group not only completed acquisitions (share deals), but also purchased the following brick plants (asset deals): on May 1, 2006 a hollow brick plant in Blindenmarkt, Austria, on August 1, 2006 two clay roof tile plants from Jungmeier in Straubing, Germany, and on December 1, 2006 a clay paver plant from Penter Klinker Klostermeyer KG in Bramsche, Germany. These asset deals are shown as additions to assets and not reported as changes in the consolidation range.

The brick activities of Wienerberger in Ukraine, which were not consolidated in previous years, were included in the consolidation for the first time in 2006.

On August 17, 2006 Wienerberger announced a cash purchase offer for the shares of Baggeridge Brick PLC, a company traded on the London Stock Exchange. This offer will only take effect after the transaction has been approved by the UK Competition Commission. Baggeridge is number four on the British market with five facing brick plants and 575 employees, and recorded revenues of TGBP 54,954 and EBITDA of TGBP 7,663 for the past business year (balance sheet date 30.06.2006). This offer has no effect on the annual financial statements of the Wienerberger Group for 2006.

Companies included in the consolidation for the first time generated TEUR 75,907 of revenues and TEUR 9,465 of EBITDA for the period from January 1, 2006 to December 31, 2006.

Changes to the consolidation range in 2006 also include the effect on revenues and earnings of the first full-year consolidation of von Müller Dachprodukte GmbH & Co. KG (initial consolidation as of April 1, 2005) and the acquisition of 100% of the shares in Petersminde Denmark (initial consolidation during the third quarter of 2005).

The shares in Wienerberger Ofenkachel GmbH & Co KG were sold and the investment was deconsolidated as of December 31, 2006. In these financial statements the company is included in the income statement for the full year, but not in the balance sheet as of December 31, 2006.

All changes in the consolidation range had a net impact of TEUR 78,521 on revenues and TEUR 8,639 on EBITDA.

Companies included for the first time were consolidated at the point of acquisition or at the next balance sheet date, unless this led to a material impact compared to inclusion at the point of acquisition.

The effect of changes in the consolidation range on the income statement and balance sheet is as follows for 2006 (from/as of the date of initial consolidation or deconsolidation):

in TEUR	**2006**
Revenues	78,521
EBITDA	8,639
EBIT	4,521

Assets *in TEUR*	**31.12.2006**	**Equity and Liabilities** *in TEUR*	**31.12.2006**
Non-current assets	137,620	Non-current provisions and liabilities	4,737
Current assets	-113,774	Current provisions and liabilities	19,109
	23,846		**23,846**

4. Basis of Consolidation

For included subsidiaries and proportionally consolidated joint ventures, the book value method is used to eliminate the investment and equity. Under this method, the acquisition value of the investment is compared with the revalued shareholders' equity on the date of initial consolidation (purchase accounting). Any identifiable difference between the acquisition cost and revalued equity is added to fixed assets; any remaining goodwill, which represents compensation to the seller for market and development opportunities that are not specifically identified, is recognized as an asset in local currency under the relevant segment (TEUR 84,632 for the reporting year). In accordance with IFRS 3 Business Combinations, goodwill from acquisitions is no longer amortized on a regular basis but subject to an annual impairment test and only written down if the asset has been impaired. Impairment charges of TEUR 3,534 were recognized for the segment North-West Europe in 2006.

Changes in the consolidation range in 2006 resulted in negative differences of TEUR 1,853, which were recognized to the income statement.

For associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, revenues, and other income and expenses arising between companies consolidated at 100% or their proportional share are eliminated. Discounts and other unilaterial transactions affecting profit and loss are eliminated and charged to the income statement. Deferred taxes are recorded to reflect the income tax effects of consolidation entries charged to the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect fixed or current assets, are eliminated unless they are immaterial.

5. Foreign Exchange Translation

The accounts of foreign companies are translated into the euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated using the closing rate on December 31, 2006. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized foreign exchange translation differences arising from non-current Group loans are offset against the translation reserve with no impact on the income statement.

Translation risk arising from the Group's brick activities in the USA, Great Britain and Eastern Europe is limited by foreign currency swaps. These transactions involve the conclusion of a foreign currency-euro swap equal to the value of the assets held in the foreign currency. The translation risk associated with brick activities in Poland and Great Britain is covered to 56% and 85%, respectively, by foreign currency swaps and foreign currency futures. The translation risk arising from the US dollar based assets is covered to more than 100%.

During the reporting year, translation losses of TEUR 30,110 (2005: TEUR -66,593) were charged to equity with no effect on the income statement. The recording of foreign currency transactions (hedging transactions) that were not recognized to the income statement led to an increase of TEUR 12,520 in retained earnings. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are charged or credited to equity.

The major exchange rates used for foreign exchange translation showed the following development during the reporting year:

in EUR	Closing rate on 31.12.2006	Closing rate on 31.12.2005	Average rate for the year 2006	Average rate for the year 2005
100 British Pound	148.36795	145.92149	146.66586	146.22527
100 Danish Krone	13.41031	13.40393	13.40642	13.41948
100 Croatian Kuna	13.60267	13.56677	13.65309	13.51375
100 Norwegian Kroner	12.14772	12.52348	12.42563	12.48323
100 Polish Zloty	26.09263	25.90674	25.67042	24.85658
100 Romanian Lei	29.57705	27.17244	28.38295	27.61400
100 Swedish Krona	11.06219	10.65133	10.81146	10.77407
100 Swiss Franc	62.16586	64.30455	63.56688	64.58462
100 Slovakian Koruna	2.90318	2.63992	2.68810	2.59075
100 Slovenian Tolar	0.41729	0.41753	0.41737	0.41742
100 Czech Koruna	3.63769	3.44828	3.52978	3.35783
100 Hungarian Forint	0.39777	0.39546	0.37855	0.40313
100 US Dollar	75.76906	84.76731	79.30057	80.36759

6. Significant Accounting Policies

The accounting and valuation methods used by the Group remain unchanged from December 31, 2005.

Wienerberger continues to follow the method used in the previous year and records free CO_2 emission rights granted under EU Emissions Trading Directive 2003/87/EC at a purchase price of zero based on IAS 20 and IAS 38. Under this method, the income statement only includes expenses for the purchase of additional certificates or income from the sale of unused certificates.

The Cash Flow Statement was expanded to better meet the requirements of IAS 7, and profit before tax now forms the starting point. Interest and tax payments are shown separately as components of gross cash flow. The necessary adjustments are included under cash flow from operating activities and cash flow from financing activities. Prior year data was adjusted accordingly in the relevant positions.

The consolidated financial statements were prepared in accordance with the following principles:

Realization of revenue and expenses: Revenue arising from the provision of goods or services is realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the point such liability is incurred.

Order backlog: Information on the order backlog is irrelevant for an analysis of the business activities of Wienerberger AG. Therefore, this information is not provided.

Tangible and intangible assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction period of major new plants is capitalized. Depreciation is based on the useful economic lives of the various assets (component approach).

For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouses)	25 years	Kilns and dryers (facing bricks)	10 – 20 years
Administrative buildings	40 – 50 years	Other machinery	5 – 15 years
Residential buildings	40 – 50 years	Fittings, furniture and office equipment	3 – 10 years
Kilns and dryers (roof tiles and hollow bricks)	8 – 15 years	Other intangible assets	3 – 10 years

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses. In accordance with IFRS 5, scheduled depreciation is discontinued when assets are classified as held for sale.

When plant or equipment is shutdown, sold or retired, the gain or loss arising from the difference between the proceeds on sale and remaining book value is recorded under other operating income or loss if the amount of the transactions reflects similar annually recurring events.

In accordance with IAS 17 Leases, leased fixed assets, which economically represent purchases financed with long-term funds (finance leases), are recorded at that price that would have been paid if the asset had been purchased. Amortization is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment grants (in particular, German investment subsidies) are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 Impairment of Assets, assets are written down to the value in use or a possible sale price or liquidation value if there is evidence of impairment and the present value (discounted at a WACC rate of 7.5%) of future payment surpluses is less than book value. In the Wienerberger Group, cash-generating units generally represent groupings of plants. Future payment surpluses are based on internal forecasts, which are prepared in detail for 2007 and with minor simplifications for the following three years (2008, 2009 and 2010). The quality of these forecasts is evaluated on a regular basis through a variance analysis that compares this data with actual figures. The results of this analysis are reflected in the forecast for the following year. Future payment surpluses for the years 2011 to 2021 are based on the estimated payment surplus for 2010. Therefore, the calculation of the present value of payment surpluses is based on 15 reporting years.

The major factor for determining the value in use is formed by assumptions for the future development of the local market and sales volumes. The value in use is therefore determined on the basis of assumptions that are checked with economic researchers in the various regional markets, estimates published by Euroconstruct and values from past experience. Market growth rates may vary from –5 to +5% in a single year during the short-term planning period of four years; after this time, average market growth is generally assumed to range from 0 to +2%. Cost structure forecasts generally use past experience in the Wienerberger Group as a base for extrapolation.

The carrying value of a fixed asset that was previously written down is increased to the recoverable amount if the reasons for impairment cease to exist or if a possible use is found for the item. In accordance with IFRS 3, goodwill that was subject to an impairment write-down in the past is not written up again.

Investment property is carried at depreciated cost.

Financial investments: Investments in associates are generally stated at equity, unless these investments are immaterial. Investments in other companies are valued at acquisition cost. A write-down is made if there are signs of lasting impairment. Write-downs and write-ups are shown under financial results.

Inventories: Inventories are stated at the lower of cost or net realizable value, whereby valuation is based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage (between 85 and 100% of capacity). Interest charges as well as selling and administrative expenses are not included in the production cost of current assets. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Receivables: Receivables and other current assets are stated at nominal value. Individually identifiable risks are reflected in specific provisions. Non-interest bearing receivables with a remaining term in excess of one year are recorded at discounted present value. Foreign exchange receivables in individual company accounts are translated at the exchange rate on the balance sheet date.

Securities are recorded at purchase price as of the date of acquisition, and stated at fair value in subsequent periods, based on stock exchange quotations as of the balance sheet date. Fluctuations in fair value are recognized to the income statement and included under financial results. Financial assets are recorded as of the trade date, which is the date the company becomes a party to the buy or sell contract.

Provisions: Provisions for severance payments - primarily for employees of the Austrian companies - are calculated according to financial principles based on a retirement age of 65 (men) and 60 (women), using a discount rate of 4%. The Austrian method "Teilwertverfahren" is used.

The Wienerberger Group has both defined contribution and defined benefit pension plans. Defined contribution plans carry no further obligation after the payment of premiums. Under defined benefit plans, the employee is promised a certain retirement benefit. The risk related to the actual retirement benefit is carried by the company up to the point of payment. The provisions for defined benefit pension plans are calculated according to the projected unit credit method. The valuation of pension commitments includes future wage/salary increases as well as increases in defined benefit commitments. In general these calculations are based on a discount rate that lies between 4.5% (Europe) and 5.75%, an expected increase of 2.5 – 5.0% in income, expected growth of 1.0 – 5.75% in pensions, average employee turnover of 2.0 – 5.0% and an expected return of 4.55 – 7.8% on plan assets. The provisions for pensions are calculated by actuaries.

Commitments by US companies to cover medical costs for retired employees are recorded under provisions for pensions because of their pension-like character.

The provisions for pensions were netted out with pension plan assets that are held to cover commitments. The market values of plan assets that exceed pension obligations are shown under other current receivables.

Significant actuarial gains and losses are not recognized to income in the year they arise, but are amortized over the remaining service time of active employees (corridor rule).

In agreement with IAS 12 (revised) the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IFRS financial statements. The provision for deferred taxes is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company. Future changes in tax rates are included if the relevant legal amendment has been passed as of the balance sheet date.

In accordance with IAS 16 (applicable as of January 1, 2005), provisions for site restoration are created when a clay pit is purchased. The underlying assumptions for site restoration provisions are primarily based on local conditions. The provisions for site restoration on clay pits purchased before 2005 are based on depletion, in accordance with the transition rule to IAS 16. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at the actual amount received, less transaction costs. Any premium, discount or other difference between the amount received and repayment amount is distributed over the term of the liability according to the effective interest rate method and recorded under financial results. Foreign currency liabilities are translated at the exchange rate on the balance sheet date.

Derivative financial instruments: Interest rate and foreign exchange swaps as well as foreign exchange contracts are recorded at purchase price as of the trade date, and shown at fair value in subsequent periods. The fair value of securities traded on a stock exchange is based on the actual market price. The fair value of interest rate swaps that are not traded on a stock exchange is based on the discounted value of future payments, which is calculated using a current market interest rate. The fair value of derivative instruments, which must be classified as hedging instruments under IAS 39 (above all, foreign currency swaps), are recorded with no impact to the income statement. The ineffectiveness on cash flow hedges is immaterial. For fair value hedges (above all, interest rate swaps) the value of the underlying transaction is adjusted by the fair value of the hedged risk, and this amount is recognized to the income statement.

Earnings per share: The calculation of earnings per share is based on Group profit after tax less minority interest, divided by the weighted number of shares outstanding (less treasury stock). As part of the stock option plan, Wienerberger managers were granted option rights.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recording of assets and liabilities, the declaration of other obligations as of the balance sheet date, and the recording of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: In accordance with the "management approach", the definition of business units for primary segment reporting must reflect the internal reporting structure. Therefore, Wienerberger structures its segments of business according to regions. EBITDA, EBIT, assets and capital employed as well as total investments are classified according to company headquarters. The secondary segment reporting provides information on the following product groups: hollow bricks, facing bricks, roofing systems, pavers and other.

Transfer prices: The regional exchange of goods and services between the individual strategic segments is immaterial. Prices for the sale of goods between Group companies are established at arm's length based on the resale price method. Prices for the provision of services between Group companies are established at arm's length based on the cost-plus method.

Notes to the Income Statement

7. Revenues

Consolidated revenues rose by 14% to TEUR 2,225,040. After an adjustment for changes in the consolidation range and excluding currency translation effects, organic growth totalled 10% (2005: 4%). In the Central-East Europe segment, all countries reported a significant improvement in revenues. The increase in revenues in Germany was supported by organic growth as well as the acquisition of several brick and clay roof tile plants. Revenues in Switzerland exceeded the 2005 level by a slight amount, but revenues in Italy fell slightly below the comparable prior year figure. The North-West Europe segment recorded a substantial increase in revenues, which was driven by organic growth as well as the purchase of the Ampe hollow brick plant in Belgium. Revenue growth in the USA resulted entirely from acquisitions; the market slump led to an organic decline. Foreign exchange rates had a positive impact of TEUR 1,772 on Group revenues, whereby positive effects from East European currencies were partly offset by a weaker US dollar. Detailed information on revenues by segment and region is provided under segment reporting on pages 92 and 93.

8. Material Expense and Depreciation

The cost of goods sold, selling and administrative expenses include expenses for materials, maintenance, merchandise and energy totaling:

in TEUR	**2006**	**2005**
Cost of materials	310,691	267,199
Maintenance expenses	136,524	120,653
Cost of merchandise	127,107	105,650
Cost of energy	315,987	250,364
Total	**890,309**	**743,866**

The reported expenses are reduced by income of TEUR 5,171 (2005: TEUR 8,301) from an increase in work in progress and finished goods inventories as well as the capitalization of costs related to the construction of qualified fixed assets.

In order to provide detailed data for analysis, maintenance expenses are shown separately. The prior year figure of TEUR 83,591, which was included under the cost of materials, was adjusted accordingly. In addition, the cost of services was split up into the following component items: maintenance of TEUR 37,062, environmental protection expenses of TEUR 8,096, services of TEUR 16,174, internal transportation of TEUR 9,516 and miscellaneous expenses of TEUR 2,932.

The cost of materials includes expenses for clay, sand, sawdust and other additives, pallets and packaging materials. Maintenance expenses involve the use of low-value spare parts as well as third party services. The cost of goods sold, selling expenses, administrative expenses, and other operating expenses include the following depreciation and amortization:

in TEUR	2006	2005
Ordinary depreciation	166,009	154,082
Extraordinary depreciation	2,780	4,030
	168,789	**158,112**
Amortization of goodwill	3,534	0
Depreciation of plant, property and equipment and amortization of intangible assets	**172,323**	**158,112**

In accordance with IFRS 3 Business Combinations, goodwill is not amortized on a regular basis but subject to an annual impairment test (see 6. Significant Accounting Policies). The impairment charges recognized to goodwill during the reporting year represent valuation adjustments to the goodwill arising from the acquisition of the Optiroc Group in the North-West Europe segment. These adjustments involve the facing brick business in Denmark and Norway, where an impairment test revealed a need for a write-down because the recoverable amount of these activities was less than their carrying values. The impairment resulted from lower margin expectations over the long-term, which were related above all to an increase in production costs.

9. Personnel Expenses

The cost of goods sold, selling and general administrative expenses include the following personnel expenses:

in TEUR	2006	2005
Wages	213,850	201,051
Salaries	179,315	166,315
Expenses for stock option plans	2,181	1,250
Expenses for severance payments	6,735	5,415
Expenses for pensions	10,850	11,584
Expenses for mandatory social security and payroll-related taxes and contributions	95,408	82,323
Other employee benefits	11,517	18,545
Personnel expenses	**519,856**	**486,483**

The remuneration for the members of the Managing Board totaled TEUR 3,854 in 2006 (2005: TEUR 3,618). Of this amount, TEUR 2,186 represents a variable component and TEUR 1,668 a fixed component. For active members of the Managing Board, pension expenses in the form of contributions to pension funds (defined contribution plans) and the service costs for defined benefit plans totaled TEUR 1,212 (2005: TEUR 1,075). Payments of TEUR 595 (TEUR 589) were made to former members of the Managing Board or their surviving dependents.

The members of the Supervisory Board received remuneration of TEUR 295 for their activities during the reporting year (2005: TEUR 273). Compensation paid to the Supervisory Board for the 2005 Business Year (payment in 2006) was calculated as a percentage of profit after tax before minority interests. These funds are distributed among the members of the Supervisory Board (shareholder representatives) in accordance with the scope of their duties. For detailed information, see the remuneration report on page 32.

The company has not provided any guarantees for credits, and no companies in the Wienerberger Group have granted credits to the members of the Managing Board or Supervisory Board.

The members of the Managing Board and Supervisory Board are listed on pages 20 and 26. The number of shares owned by the members of the Managing Board and Supervisory Board is listed on page 32. Detailed information on compensation paid to the members of the Managing Board and Supervisory Board is provided in the remuneration report on pages 30 to 32. Expenses arising from the stock option plans are shown on page 125.

10. Employees

The average number of employees was as follows:

	2006		2005	
	Total	Thereof joint ventures	Total	Thereof joint ventures
Production	9,526	456	10,051	440
Administration	1,151	76	1,111	73
Sales	2,962	177	2,165	166
Total	**13,639**	**709**	**13,327**	**679**
Thereof apprentices	63	2	39	3

Changes in the consolidation range led to an increase of 722 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in proportion to the holdings in these companies.

11. Other Operating Expenses

The cost of goods sold, administrative and selling expenses include the following other operating expenses:

in TEUR	2006	2005
Non-income based taxes	23,680	21,419
Loss on the disposal of fixed assets, excluding financial assets	4,949	3,102
Transportation costs for customer deliveries	110,490	109,794
Internal transport	79,583	55,350
Environmental protection measures	8,900	8,096
Uncollectible receivables	1,175	942
Services	117,001	105,961
Miscellaneous	71,702	57,531
Other operating expenses	**417,480**	**362,195**

In comparison to the prior year, other operating expenses are classified according to the type of expense. The prior year figures, which were classified according to the cost of sales method, were adjusted accordingly. A transition of expenses under the total cost method to expenses under the cost of sales method is provided on page 106.

The cost of services is comprised primarily of expenses for temporary personnel, business trips and travel, legal advising and consulting, advertising and telecommunications. Miscellaneous other expenses consist mainly of rents, commissions, patent and trademark rights, business entertainment as well as research and development. Research and development expenses at Wienerberger are limited to the cost of product development, process technology, the improvement of environmental standards and laboratory activities. The development costs for successful research programs are generally capitalized under the related asset. In 2006 research activities totaled TEUR 5,231 (2005: TEUR 3,595).

12. Other Operating Income

In comparison to the prior year, other operating income is classified according to the type of income. The prior year figures, which were classified according to the cost of sales method, were adjusted accordingly. A transition of income and expenses under the total cost method to income and expenses under the cost of sales method is provided further below on this page (see 13.).

in TEUR	**2006**	**2005**
Income from the disposal and write-up of tangible assets, excluding financial assets	14,617	12,261
Income from rental and leasing contracts	3,984	3,104
Subsidies	4,009	3,272
Insurance compensation	1,623	3,906
Miscellaneous	45,101	35,522
Other operating income	**69,334**	**58,065**

Miscellaneous other operating income represents sales-like revenues that are not part of the direct business activities of the Wienerberger Group.

13. Transition of Results according to Cost of Sales and Total Cost Method

In an income statement prepared according to the cost of sales method, expenses are classified by functional area. Under the total cost method, the amounts for each individual category of expenses are shown and then adjusted to reflect the increase or decrease in finished and semi-finished goods in order to present the expenses related to the actual volume of goods sold. The relationship of these two methods is explained below, whereby the change in inventories and capitalization of construction costs for qualified assets are included under the cost of materials.

in TEUR	Cost of freight	Cost of materials	Cost of merchandise	Depreciation	Cost of energy	Personnel expenses	Other income	Other expenses	Total
Cost of goods sold	0	422,683	127,107	145,167	309,173	303,360	-8,079	104,293	**1,403,704**
Selling expenses	122,451	19,361	0	7,063	5,003	133,601	-3,007	125,449	**409,921**
Administrative expenses	0	0	0	9,276	760	82,622	-3,977	40,609	**129,290**
Other operating expenses	0	0	0	7,283	1,051	273	0	24,678	**33,285**
Other operating income	0	0	0	0	0	0	-54,271	0	**-54,271**
Amortization of goodwill	0	0	0	3,534	0	0	0	0	**3,534**
	122,451	**442,044**	**127,107**	**172,323**	**315,987**	**519,856**	**-69,334**	**295,029**	**1,925,463**

14. Non-recurring Income and Expenses

As a reaction to changed market conditions, the Wienerberger Group incurred TEUR 7,141 of restructuring expenses (thereof TEUR 6,741 in extraordinary write-offs) for the shutdown of two plants in the USA and one in Czech Republic during 2006. In order to improve comparability, these non-recurring expenses are shown separately under non-recurring write-offs and provisions for restructuring, and are therefore not included under ordinary operating expenses.

During the fourth quarter of 2006 a property in the south of Vienna area was sold at a book gain of TEUR 5,056 (proceeds on sale: TEUR 5,851). In the comparable prior year period, a book gain of TEUR 10,637 was recorded on sale proceeds of TEUR 15.670. The amount of this book gain and size of the property are not representative of the book gains generated by ordinary business activities. Therefore, the gain is shown separately under non-recurring income to improve comparability.

15. Interest Result

Interest result is comprised of the following:

in TEUR	2006	2005
Interest and similar income	34,661	25,435
Interest and similar expenses	-82,828	-68,861
Interest result	**-48,167**	**-43,426**

16. Other Financial Results

Other financial results include the following items:

in TEUR	2006	2005
Income from subsidiaries	-1,271	-633
Income from other companies	540	534
Total income from investments	**-731**	**-99**
Market valuation of securities	-703	2,713
Foreign exchange gains/losses	6,978	378
Bank charges and commitment charges	-3,684	-7,369
Securities and other	**2,591**	**-4,278**
Other financial results	**1,860**	**-4,377**

The position bank charges and commitment fees include current expenses as well as the allocation of transaction costs that are related to the conclusion of credits or issue of bonds (above all, bank fees) over the term of the financing. The reversal of discounts and premiums is included under interest result.

17. Income Taxes

This item includes income taxes paid and owed by Group companies as well as provisions for deferred taxes.

in TEUR	2006	2005
Current tax expense	44,706	35,572
Deferred tax expense	14,292	19,262
Income taxes	**58,998**	**54,834**

The effective tax rate for the reporting year was 21.3% (2005: 21.8%). This rate is a weighted average of the effective local income tax rates of all companies included in the consolidation.

The difference between the current Austrian corporate tax rate of 25% (2005: 25%) and the Group tax rate shown in these statements is due to the following factors:

in TEUR	2006	2005
Profit before tax	**277,339**	**251,267**
Tax expense at tax rate 25%	**-69,335**	**-62,817**
Other foreign tax rates	-8,391	-9,398
Non-temporary differences as well as tax income and expense from prior periods	14,999	17,320
Change in valuation allowances for deferred tax assets and tax-loss carry-forwards	1,550	-807
Changes in tax rates	2,179	868
Effective tax expense	**-58,998**	**-54,834**
Effective tax rate in %	21.3	21.8

18. Earnings per Share, Recommendation for the Distribution of Profits

The current number of shares outstanding is 74,167,796. Wienerberger carried out a share buyback program from July 10 to July 21, 2006, primarily to service the stock option plans. This program resulted in the purchase of 250,000 shares. During the reporting year Wienerberger management exercised 305,000 options for Wienerberger shares from the 2003 stock option plan at a price of EUR 15.50 per share and 30,000 options from the 2002 plan at a price of EUR 18.00. These shares were drawn from treasury stock. As of December 31, 2006, 850,005 shares were held as treasury stock (2005: 935,005) and were deducted prior to the calculation of earnings per share. The resulting weighted average number of shares for the calculation of earnings per share in 2006 equaled 73,308,816.

Number of shares	2006	2005
Outstanding	74,167,796	74,167,796
Treasury stock	850,005	935,005
Weighted average	73,308,816	73,195,978

Based on consolidated net profit of TEUR 215,946 (2005: TEUR 194,353), earnings per share equal EUR 2.95 (2005: EUR 2.66). After an adjustment for non-recurring income and expenses of TEUR -2,085 (2005: TEUR -728) and impairment charges of TEUR 3,534 (2005: TEUR 0) to goodwill, earnings per share total EUR 3.02 (2005: EUR 2.67). Options from 2003, 2004, 2005 and 2006 lead to a dilution of earnings per share as defined in IAS 33 because the option price was lower than the market price on the balance sheet date. The dilution totaled 234,172 shares and led to a minimal reduction in earnings per share to EUR 2.94 (2005: EUR 2.64).

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as of December 31, 2006 form the basis for the dividend payment. These financial statements show a net profit of EUR 95,808,576.01. The Managing Board recommends the Annual General Meeting approve a dividend of EUR 1.30 per share, for a total payment of EUR 96,418,134.80 on issued capital of EUR 74,167,796, less a proportional share of EUR 1,105,006.50 for treasury stock, resulting in an amount of EUR 95,313,128.30. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 495,447.71.

Notes to the Cash Flow Statement

The Cash Flow Statement for the Wienerberger Group shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year. Cash and cash equivalents (liquid funds) include cash on hand and deposits with banks. Securities and current liabilities owed to financial institutions are not part of cash and cash equivalents. The effects of company acquisitions and disposals are eliminated and shown separately under net payments made for the acquisition of companies. Data from foreign Group companies are generally translated at the average exchange rate for the year. In contrast to this practice, cash and cash equivalents are valued at the exchange rate in effect on the balance sheet date.

The Cash Flow Statement was expanded to better meet the requirements of IAS 7, and profit before tax now forms the starting point. Interest and tax payments are shown separately as components of gross cash flow. The necessary adjustments are included under cash flow from operating activities and cash flow from financing activities. Prior year data was adjusted accordingly in the relevant positions.

19. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 360,659 (2005: TEUR 278,628). This amount includes TEUR 100,242 for maintenance, replacement rationalization and environmental protection investments (maintenance capex) as well as TEUR 260,417 for the construction or expansion of new plants and acquisitions (growth investments). Investments of TEUR 3,946 (2005: TEUR 233) were made in financial assets.

Cash inflows from the disposal of fixed and financial assets totaled TEUR 29,206 (2005: TEUR 61,398). These disposals generated gains of TEUR 13,183 (2005: TEUR 17,691).

Net payments made for the acquisition of companies totaled:

in TEUR	2006	2005
Payments made for companies acquired	161,388	44,652
Cash from companies consolidated for the first time	742	-496
Acquisition of minority stakes	7,613	15,879
Cash outflows from deconsolidated companies	0	0
Net payments made for the acquisition of companies	**169,743**	**60,035**

Net payments of TEUR 169,743 (2005: TEUR 60,035) made for companies acquired include the purchase price for the proportional share of equity as well as any debt assumed in connection with the transaction (debt-free company).

The transition from total investments to maintenance capex and growth investments made by the Wienerberger Group is as follows:

in TEUR	2006	2005
Payments made for investments in tangible and intangible assets	360,659	278,628
Net payments made for the acquisition of companies	169,743	60,035
Total investments	**530,402**	**338,663**
Maintenance, replacement, rationalization and environmental investments	100,242	88,212
Maintenance capex	**100,242**	**88,212**
Payments made for new plant construction and renovation	260,417	190,416
Net payments made for the acquisition of companies	169,743	60,035
Growth investments	**430,160**	**250,451**

Notes to the Balance Sheet

20. Fixed and Financial Assets

The development of fixed and financial assets is shown on pages 90 and 91. The effect of changes in the consolidation range is shown in a separate column. The figures shown for foreign exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year and year-end.

Goodwill is distributed among the individual segments of business as follows:

in TEUR	2006	2005
Central-East Europe	44,740	30,792
Central-West Europe	65,629	59,434
North-West Europe	298,198	289,252
USA	195,625	152,421
Investments and Other	141	141
Goodwill	**604,333**	**532,040**

Goodwill in the North-West Europe segment resulted primarily from the acquisition of business activities in Great Britain (TEUR 73,182) as well the roof tile business in Belgium, the Netherlands and France (total: TEUR 187,776). In the USA goodwill arose from the purchase of General Shale (TEUR 138,157) and the Robinson Group (TEUR 57,468). Non-current assets include land with a value of TEUR 296,103 (2005: TEUR 267,751). Capitalized interest expense and foreign currency differences on new plant construction totaled TEUR 3,040 in 2006 (2005: TEUR 1,005). Of total non-current assets, TEUR 1,021 (mainly land) meet the criteria defined in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, whereby the sale of these assets within one year is highly probable.

In addition to operating leases, the Wienerberger Group also uses ***finance leases*** to a limited extent. Fixed assets include the following plant and equipment from finance leases:

in TEUR	2006	2005
Acquisition costs	32,514	29,350
Depreciation (accumulated)	9,466	10,715
Book value	23,048	18,635

Obligations arising from operating leases, license agreements and rental contracts for the use of fixed assets not shown on the balance sheet represent liabilities of:

in TEUR	2006	2005
For the following year	18,249	14,550
For the next two to five years	66,251	46,660
Over five years	19,618	19,399

Payments arising from operating leases, license and rental agreements totaled TEUR 34,120 (2005: TEUR 29,089).

The balance sheet item investment property includes real estate and buildings with a book value of TEUR 28,773 (2005: TEUR 32,984),which are not used in current business operations. These assets are scheduled for sale over the middle to long-term, and are therefore classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 39,917 (2005: TEUR 43,456). This property generated rental and other income of TEUR 12 in 2006 (2005: TEUR 261). During the 2006 business year, real estate classified as investment property with a book value of TEUR 6,439 was sold.

21. Inventories

in TEUR	2006	2005
Raw materials and consumables	77,677	65,214
Semi-finished goods	84,259	66,435
Finished goods and merchandise	346,337	313,068
Prepayments	1,570	1,162
Inventories	**509,843**	**445,879**

In contrast to the prior year, palettes are no longer classified as finished goods and merchandise but are recorded under raw materials and consumables. The prior year figures were adjusted by TEUR 15,791. Beginning in 2006 purchased clay is no longer recorded under raw materials and consumables but reported together with clay mined by the group under semi-finished goods. The prior year figures were adjusted by TEUR 19,584. Valuation adjustments totaling TEUR 6,796 (2005: TEUR 5,252) were recorded to products where the net realizable value (selling price less selling and administrative expenses) was less than the acquisition or production cost.

22. Receivables and Other Assets

All necessary individual valuation adjustments were made to receivables and other assets. In 2006 valuation adjustments totaled TEUR 1,175 (2005: TEUR 942). Individual valuation adjustments made to receivables during the reporting year represent less than 1% of total receivables and are therefore not shown separately.

Receivables		**2006**			**2005**	
in TEUR	**Total**	**Remaining term <1 year**	**Remaining term >1 year**	**Total**	**Remaining term <1 year**	**Remaining term >1 year**
Trade receivables from third parties	221,710	221,110	600	183,179	183,007	172
Trade receivables from subsidiaries	615	615	0	1,228	1,228	0
Trade receivables	**222,325**	**221,725**	**600**	**184,407**	**184,235**	**172**
Financial receivables from subsidiaries	11,456	11,456	0	12,556	8,042	4,514
Receivables arising from loans	12,408	2,663	9,745	12,469	3,044	9,425
Fair value of pension plan assets in excess of pension obligations	9,461	9,461	0	9,054	9,054	0
Other prepaid expenses	7,338	7,338	0	6,286	6,286	0
Miscellaneous	74,969	58,803	16,166	63,202	47,280	15,922
Other current receivables	**115,632**	**89,721**	**25,911**	**103,567**	**73,706**	**29,861**
Receivables	**337,957**	**311,446**	**26,511**	**287,974**	**257,941**	**30,033**

Receivables due from subsidiaries and affiliates are related primarily to loans. Trade receivables totaling TEUR 12,737 (2005: TEUR 9,936) are secured by notes receivable.

23. Capital and Reserves

The development of capital and reserves during 2006 and 2005 is shown on page 89.

Efficient capital structure management is a key goal of Wienerberger, whereby the composition of the capital structure is closely linked with the capital-intensive nature of the brick and roof tile business. Activities in this financial area are designed to guarantee a sufficient equity base to safeguard the continued existence of the Company, to finance expansion and permit the payment of dividends, while maintaining the current Standard & Poor's BBB and Moody's Baa2 ratings. In this respect, the key indicators for Wienerberger are net debt / EBITDA and EBITDA / net interest (interest cover). The goal of Wienerberger is to hold the net debt / EBITDA ratio below 3.25 years: on December 31, 2006 this value equalled 2.5 (2005: 2.2). Interest cover was 9.8 at year-end 2006 (2005: 9.9) and significantly exceeded our target of 5.8, which represents the minimum value according to our financial guidelines.

Equity totalled TEUR 1,591,443 as of December 31, 2006, compared to TEUR 1,483,104 in the prior year. This growth was supported above all by an increase in retained earnings, which resulted from net profit recorded for the year. Retained earnings of TEUR 1,174,075 (2005: TEUR 1,031,209) include the retained earnings of Wienerberger AG plus the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2006, excluding the share of profit due to minority interest, is shown under retained earnings.

The issued capital of Wienerberger AG equals EUR 74,167,796 and is divided into 74,167,796 shares with zero par value. The Annual General Meeting on April 27, 2006 empowered the Managing Board to repurchase up to 10% of authorized share capital within a period of 18 months. Furthermore, the Annual General Meeting on May 11, 2004 passed a resolution that gives the Managing Board of Wienerberger AG the option to carry out a capital increase through the issue of up to 31,639,486 new shares. Any capital increase carried out within the framework of this authorization, which is valid for five years, must be approved by the Supervisory Board. In 2004 a total of 8,888,823 new shares were issued to finance the acquisition of Koramic Roofing and other growth projects. The Annual General Meeting on May 11, 2004 also authorized the Managing Board to issue up to 1,000,000 shares to serve the stock option plans over the next five years. This authorization has not been used to date.

Wienerberger will also continue its previous dividend policy in 2006 and plans to distribute approximately 44% (2005: 44%) of net profit for the reporting year. The Austrian Stock Corporation Act and the Articles of Association of Wienerberger AG contain provisions that – if approved by a qualified majority of shareholders at the Annual General Meeting – would permit a change in this dividend policy, the execution of capital increases or capital decreases, the start of share buyback programs, the modification of the investment program and/or the sale of assets in order to maintain an efficient capital structure.

Free float is distributed among Austrian and international investors (also see page 35), whereby three international funds each hold more than 5% of issued capital. Capital Research and Management, which is headquartered in Los Angeles, and the English Lansdowne Partners Limited in London, announced during August and September 2006 that they each hold more than 5% of Wienerberger shares. AIM Trimark Investments, a subsidiary of the Canadian investment company AMVESCAP PLC, has held more than 5% of the share capital of Wienerberger AG since November 2005. The Wienerberger share is traded in the Prime Market Segment of the Vienna Stock Exchange. In the USA, the share is traded in a Level 1 ADR Program of the Bank of New York on the OTC market.

24. Provisions

in TEUR	1.1.2006	Foreign exchange incr./decr.	Chg. in consolida-tion range	Reversal	Use	Addition	31.12.2006
Provisions for severance payments	13,442	8	-255	323	1,327	1,676	13,221
Provisions for pensions	57,836	-1,220	1,021	636	7,814	5,824	55,011
Provisions for service anniversary bonuses	4,393	15	299	410	375	870	4,792
Employee-related provisions	**75,671**	**-1,197**	**1,065**	**1,369**	**9,516**	**8,370**	**73,024**
Provisions for deferred taxes	**105,318**	**-4,177**	**0**	**1,995**	**1,343**	**12,766**	**110,569**
Provision for warranties	22,347	96	906	1,010	4,219	7,453	25,573
Provision for site restoration	28,460	-83	751	1,142	2,220	3,192	28,958
Provision for environmental measures	2,656	2	653	130	839	1,217	3,559
Other non-current provisions	**53,463**	**15**	**2,310**	**2,282**	**7,278**	**11,862**	**58,090**
Non-current provisions	**234,452**	**-5,359**	**3,375**	**5,646**	**18,137**	**32,998**	**241,683**
Provisions for current taxes	703	0	0	0	52	4,788	5,439
Other current provisions	38,531	97	3,138	6,585	30,155	35,960	40,986
Current provisions	**39,234**	**97**	**3,138**	**6,585**	**30,207**	**40,748**	**46,425**
Provisions	**273,686**	**-5,262**	**6,513**	**12,231**	**48,344**	**73,746**	**288,108**

25. Provisions for Pensions

Wienerberger has made pension commitments to selected managers as well as all employees in the Netherlands, Great Britain, the USA and Switzerland. Defined contribution plans represent the goal for future pension agreements. In 2004 a number of ***defined benefit*** pension agreements with active managers were converted to ***defined contribution*** pension models through the transfer of previously earned claims to a pension fund. Wienerberger has also made a number of defined pension commitments mainly to former managers, which are not tied to plan assets. The length of service forms the basis for retirement benefits. General Shale (USA) employees have a funded defined benefit pension plan as well as non-funded health insurance. The amount by which the fair value of pension plan assets exceeds pension obligations is shown under other receivables. ZZ Wancor (Switzerland) has a defined contribution pension plan through an external pension fund. Claims earned by Dutch employees are satisfied primarily through contributions to an industry-wide pension fund in the Netherlands. In Great Britain there is a defined contribution pension plan covering all employees. The member companies of thebrickbusiness, which was acquired during 2004, had a defined benefit model up to the end of 2003; a provision was created to reflect these obligations. In 2006 the provision for pensions was reduced by an extraordinary release of TEUR 3,080 to the income statement to reflect the discontinuation of part of the old defined benefit pension plans.

The most important actuarial parameters and relevant accounting principles are described on pages 101 and 102.

Total pension expenses for 2006 cover both defined contribution and defined benefit pension plans, and include the following components:

in TEUR	2006	2005
Defined contribution plans		
Expenses for defined contribution pension plans	**7,324**	**6,048**
Defined benefit plans		
Service costs for defined benefit pension plans	6,024	3,962
Interest costs	9,308	9,787
Expected income from plan assets	-8,087	-7,830
Actuarial gain/loss	-3,674	1,410
Past service cost	-45	46
Effect of plan curtailments and settlements	0	-1,839
Expenses for defined benefit plans	**3,526**	**5,536**
Total expenses for pensions	**10,850**	**11,584**

Gross pension obligations represent the present value of pension commitments as calculated by actuaries. Total pension obligations of TEUR 191,396 (2005: TEUR 196,765) include TEUR 174,402 (2005: TEUR 175,861) that are covered in part or in full by investments in funds (plan assets). The transition from gross pension obligations to net obligations as shown on the balance sheet is made by deducting non-recorded past service cost and actuarial gains and losses as well as the fair value of pension plan assets. Of the total net obligations, TEUR 12,947 are related to the US (retirement) health insurance program. The component parts of pension obligations and their coverage through plan assets are shown on the following page:

in TEUR	Defined benefit obligation 2006	Defined benefit obligation 2005	Fair value of plan assets 2006	Fair value of plan assets 2005
Value as of 1.1.	**196,765**	**182,240**	**134,906**	**112,769**
Changes in consolidation range	923	1,710	0	0
Foreign exchange increase/decrease	-3,039	11,787	-4,991	7,428
Service costs for defined benefit plans	6,024	3,962	0	0
Interest costs	9,308	9,787	0	0
Expected income from plan assets	0	0	8,087	7,830
Effects of plan curtailments and settlements	3	-2,682	3	-188
Actuarial gain/loss	-11,938	-3,708	1,143	6,760
Past service cost	137	95	0	0
Payments to retirees	-7,980	-7,411	-7,980	-7,411
Payments received from employees	1,193	985	1,193	985
Payments received from employers	0	0	8,017	6,733
Value as of 31.12.	**191,396**	**196,765**	**140,378**	**134,906**
Fair value of plan assets (funded)	-140,378	-134,906		
Present value of unfunded obligation as of 31.12.	**51,018**	**61,859**		
Non-recorded past service cost	0	0		
Non-recorded actuarial gains/losses (off-balance sheet risk)	-5,468	-13,077		
Net pension obligations recorded as of 31.12	**45,550**	**48,782**		
Thereof provision for pensions (p. 113)	55,011	57,836		
Thereof fair value of plan assets in excess of pension obligations (p. 112)	9,461	9,054		

Pension plan assets are comprised of assets from the defined benefit pension plans in the USA and the Netherlands as well as from the former defined benefit pension plan in Great Britain. The expected return on plan assets in 2006 was TEUR 8,087 and the actual return was TEUR 9,230. The plan assets are invested in stocks (78%), bonds (14%) and other assets (8%).

Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, depending on the length of service. These future obligations are reflected in provisions for severance payments. There are similar obligations in France and Italy.

26. Provisions for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2006 and December 31, 2005 are the result of the following temporary valuation and accounting differences between book values in the IFRS financial statements and the relevant tax bases:

	2006		2005	
in TEUR	**Assets**	**Equity and liabilities**	**Assets**	**Equity and liabilities**
Intangible assets	887	-19,906	547	-16,211
Property, plant and equipment	20,586	-103,100	7,379	-104,522
Financial assets	0	-236	0	-412
Inventories	2,554	-7,940	2,518	-7,990
Receivables	3,307	-2,059	6,300	-4,430
Securities	109	-365	150	-206
Cash and cash at bank	0	-2	1	0
Prepaid expenses	1,394	-3,571	1,643	-4,321
	28,837	**-137,179**	**18,538**	**-138,093**
Untaxed reserves	0	-11,342	0	-10,165
Provisions	22,019	-2,298	26,900	-873
Liabilities	7,851	-3,304	5,536	-3,613
Deferred income	25,968	-2,040	26,894	-2,092
	55,838	**-18,984**	**59,329**	**-16,744**
Tax loss carry-forwards	80,895		83,643	
Deferred tax assets/provisions	**165,570**	**-156,163**	**161,510**	**-154,836**
Valuation allowance for deferred tax assets	-58,534		-50,637	
Offset within legal tax units and jurisdictions	-45,594	45,594	-49,518	49,518
Net deferred tax assets and provisions	**61,442**	**-110,569**	**61,355**	**-105,318**

In the Group financial statements, temporary differences and tax loss carry-forwards totaling TEUR 58,534 (2005: TEUR 50,637) are not reflected in deferred tax assets because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, provisions for deferred taxes were not recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries is TEUR 104,813 less than the pro rata share of equity owned in subsidiaries (2005: TEUR 33,225).

27. Liabilities

The remaining terms of the various categories of liabilities are shown in the following table:

2006 *in TEUR*	**Total**	**Remaining term <1 year**	**Remaining term 1-5 years**	**Remaining term >5 years**	**Thereof secured by collateral**
Interest-bearing loans	1,386,576	595,857	341,225	449,494	18,470
Finance leases	16,175	8,766	5,575	1,834	0
Financial liabilities owed to subsidiaries	1,990	1,990	0	0	0
Financial liabilities	**1,404,741**	**606,613**	**346,800**	**451,328**	**18,470**
Trade payables owed to third parties	200,152	200,058	94	0	0
Trade payables owed to subsidiaries	176	176	0	0	0
Trade payables	**200,328**	**200,234**	**94**	**0**	**0**
Prepayments received on orders	1,102	1,102	0	0	0
Amounts owed to tax authorities and social security carriers	45,232	44,983	42	207	0
Deferred income	35,298	12,000	12,474	10,824	0
Miscellaneous liabilities	108,080	83,349	12,700	12,031	0
Other liabilities	**189,712**	**141,434**	**25,216**	**23,062**	**0**
Liabilities as per balance sheet	**1,794,781**	**948,281**	**372,110**	**474,390**	**18,470**

2005 *in TEUR*	**Total**	**Remaining term <1 year**	**Remaining term 1-5 years**	**Remaining term >5 years**	**Thereof secured by collateral**
Interest-bearing loans	1,163,439	88,963	617,010	457,466	5,102
Finance leases	23,181	6,291	16,334	556	0
Financial liabilities owed to subsidiaries	2,619	2,619	0	0	0
Financial liabilities	**1,189,239**	**97,873**	**633,344**	**458,022**	**5,102**
Trade payables owed to third parties	149,506	149,476	30	0	0
Trade payables owed to subsidiaries	1,206	1,206	0	0	0
Trade payables	**150,712**	**150,682**	**30**	**0**	**0**
Prepayments received on orders	1,330	1,330	0	0	10
Amounts owed to tax authorities and social security carriers	36,825	36,624	8	193	9
Deferred income	37,896	11,653	12,879	13,364	7
Miscellaneous liabilities	96,778	72,120	10,664	13,994	1
Other liabilities	**172,829**	**121,727**	**23,551**	**27,551**	**27**
Liabilities as per balance sheet	**1,512,780**	**370,282**	**656,925**	**485,573**	**5,129**

Collateral primarily represents mortgages on land and guarantee agreements.

Other liabilities include TEUR 47,309 (2005: TEUR 39,634) due to employees and TEUR 27,833 (2005: TEUR 19,051) of accruals for bonuses and other sales deductions due to customers. Deferred income includes TEUR 31,694 (2005: TEUR 34,308) of subsidies and investment allowances granted by third parties, which are released to the income statement over the useful life of the related assets.

28. Contigent Liabilities and Guarantees

Contingent liabilities result from obligations to third parties, and are comprised of:

in TEUR	31.12.2006	31.12.2005
Sureties	186	16
Guarantees	1,472	2,025
Obligations from bills of exchange	0	10
Other contractual obligations	48	410
Contingent liabilities	**1,706**	**2,461**

All contingent liabilities reflect possible future obligations whose existence can only be confirmed by the occurrence of a future event that is completely uncertain as of the balance sheet date. In some cases the minority shareholders of group companies hold put options, which allow them to sell their holdings to Wienerberger within a specified period of time at a predefined price. These put options are not recorded as financial instruments because there is no market value and another reliable estimate is not possible. The only financial obligations above and beyond these contingent liabilities and guarantees ***(off balance sheet risks)*** are the non-recorded actuarial losses arising from pension obligations (see page 115).

Financial Instruments

29. Financial Instruments

Securities		2006			2005	
	Book value *in TEUR*	Market value *in TEUR*	Ø Effective interest rate *in %*	Book value *in TEUR*	Market value *in TEUR*	Ø Effective interest rate *in %*
Shares in funds	5,168	5,168	1.44	15,942	15,942	4.21
Corporate bonds	10,542	10,542	5.49	30	30	
Stock	7,576	7,576		13	13	
Derivatives	16,524	16,524		4,390	4,390	
Other	194	194		2,027	2,027	
	40,004	**40,004**		**22,402**	**22,402**	

The nominal value of corporate bonds amounts to TEUR 10,406.

Financial liabilities are comprised of the following items:

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	378,741	347,848	361,953	3.04
	USD	9,508	7,204	7,204	6.23
			355,052	**369,157**	
Roll-over	*USD*	8,400	6,365	6,365	8.25
			6,365	**6,365**	
Current loans	*EUR*	413,885	413,576	413,456	3.81
	CZK	45,000	82	82	7.10
	SKK	95,000	346	346	5.00
	USD	2,500	2,018	2,018	5.35
			416,022	**415,902**	
Fixed interest loans due to financial institutions			**777,439**	**791,423**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	45,918	32,579	32,517	4.23
	SIT	1,626,240	4,550	4,550	4.59
			37,129	**37,067**	
Roll-over	*EUR*	2,463	2,463	2,463	3.95
	DKK	0	238	238	1.25
	HUF	165,079	656	656	7.83
			3,357	**3,357**	
Current loans	*EUR*	160,544	149,389	148,876	4.72
	CZK	28,030	428	428	3.78
	Other		110	110	
			149,927	**149,414**	
Variable interest loans due to financial institutions			**190,413**	**189,838**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Bonds - fixed interest	*EUR*	400,000	403,622	402,625	4.05
Roll-over - fixed interest	*EUR*	3,045	2,463	2,463	5.00
Current loans - fixed interest	*EUR*	223	227	227	3.20
Loans due to non-banks			**406,312**	**405,315**	

In April 2005 Wienerberger issued a seven-year, fixed-interest, bullet repayment bond with a volume of TEUR 400,000, which is recorded under long-term borrowings. The related expenses of TEUR 10,139 (bank charges and interest rate hedges) were recorded together with the bond and not recognized to the income statement. The difference will be recognized as interest expense or bank charges over the term of the bond in accordance with the effective interest rate method. The book value of the bord contains crude interest of TEUR 10,535.

Interest rates (variable, fixed) can be exchanged through the conclusion of interest rate swaps. The structure of financial liabilities (variable and fixed interest rates), including the effects of interest rate swaps, is shown on page 66.

30. Derivative Financial Instruments

The fair value of forward exchange contracts is based on the market price as of the balance sheet date. The prices for comparable transactions are used to value certain OTC contracts. The fair value for interest rate swaps represents the value that the company would receive or be required to pay on termination as of the balance sheet date. Current market conditions, above all current interest rates and the credit standing of the swap partner are taken into account in the determination of value.

The interpretation of market information necessary for the estimation of fair values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

		2006			2005	
	Currency	**Nominal value** *31.12.2006 in 1,000 local currency*	**Market value** *31.12.2006 in TEUR*	**Currency**	**Nominal value** *31.12.2005 in 1,000 local currency*	**Market value** *31.12.2005 in TEUR*
Forward exchange contracts	*EUR*	86,103	-570	*EUR*	12,961	87
	CZK	155,000	-5	*DKK*	54,300	8
	DKK	65,800	3	*GBP*	24,961	152
	GBP	16,492	-370	*NOK*	5,662	1
	HUF	850,000	-43	*SEK*	5,300	-3
	USD	118,809	-288			
Interest rate swaps	*EUR*	328,390	-8,652	*EUR*	383,805	-2,542
Cross currency swaps	*USD/EUR*	530,870	48,398	*USD/EUR*	380,870	20,863
	GBP/EUR	85,000	-2,030	*GBP/EUR*	85,000	493
	PLN/EUR	417,270	-14,130	*PLN/EUR*	417,270	-13,612
	CZK/EUR	800,000	-2,949	*CZK/EUR*	800,000	-907
	CHF/EUR	25,000	43	*CHF/EUR*	25,000	-150
	HUF/EUR	15,000,000	-2,883			
			16,524			**4,390**

Risk Report

The conduct of global operations exposes the business segments of the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. These risks and their potential impact on the Group are identified and analyzed by Wienerberger risk management, and suitable actions are taken based on the Group's defined risk policy. From the current standpoint, there are no risks that could endanger the continued existence of the Group.

Market Risks

Risks arise from developments in the major economies in which Wienerberger operates across Europe and the USA. The most important market segments for the Wienerberger Group are construction, in general, and new housing starts and renovation, in particular. A key parameter for the development of residential construction is the level of mortgage interest rates. In addition to this dependency on construction activity, bricks are subject to continuous competition from other wall and roofing materials.

This competition on the building materials market requires specialized research and development of our primary products, bricks and clay roof tiles. In addition, the building materials industry is subject to seasonal fluctuations. As is the case with the entire building materials industry, the earnings of the Wienerberger Group are in part dependent on the weather. In order to avoid earnings fluctuations wherever possible, Wienerberger pursues a strategy of geographical diversification with parallel concentration on the core business. The Group's activities are subject to the usual risks inherent in local markets, where positions must be continually protected against competitors and substitute products. Wienerberger's most important customer group is the building materials trade sector, and further market adjustments in this branch are expected to increase pressure on prices in the future. Specific market situations can also have a negative impact on price levels, and Wienerberger therefore monitors its price strategy on a continuous basis.

Procurement, Production, Investment and Acquisition Risks

The majority of the Wienerberger plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore low. Supplies of clay raw materials for the production of bricks and clay roof tiles are guaranteed on a lasting basis by sufficient deposits and long-term supply contracts.

Energy prices are dependent on international and local market developments. In 2006 energy costs for the Wienerberger Group totaled TEUR 315,987 (2005: TEUR 250,364), or 14.2% (2005: 12.8%) of revenues. These expenses are divided into 66% for natural gas, 22% for electricity, 7% for oil and 5% for coal and other materials. A sharp increase in the price of natural gas during the reporting year triggered an above-average rise in energy costs in relation to revenues. Wienerberger works to minimize the risk connected with rising energy prices on liberalized markets in Great Britain and the USA (in total, 16% of energy costs) by concluding futures contracts. In numerous East European countries (in total, 20% of energy costs), the prices for natural gas are regulated by the federal government and contracts with local suppliers are negotiated each year. In most of the EU countries (in total, 64% of energy costs) Wienerberger concludes agreements with national and international suppliers, in which prices are determined using formulas that are tied to substitute products (such as light heating oil and diesel oil). These prices are in part established for longer periods of time. Therefore, futures can be concluded as a hedge against risk using a link to these substitute products.

Excess capacity in specific markets can lead to increased pressure on prices which, in turn, can result in selling prices that fail to cover production and capital costs. Wienerberger therefore monitors production capacity on a continual basis, and adjusts this capacity by closing plants on a temporary or permanent basis or shifting production to more efficient facilities. Continuous optimization and both internal and external growth projects are required to increase the value of Wienerberger. The future profitability of these projects is dependent to a large degree on the investment volume and/or acquisition price. For this reason, all growth projects must meet the defined return on investment criteria for our bolt-on and external projects (also see the chapter Strategy and Business Model on page 37).

Financial Risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. Derivative financing instruments, in particular forward exchange contracts and interest swaps, are used to limit and control this risk. No derivative contracts are concluded for trading or speculative purposes.

The exposure of the Wienerberger Group to exchange rate risk is limited because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the euro region are almost entirely related to Group dividends or loans. The foreign exchange risk on these inter-Group cash flows is managed by the holding company. Risks may also arise from the translation of foreign company financial statements into the euro, which is the Group currency. Revenues, earnings, and balance sheet items of companies not headquartered in the euro region are therefore dependent on the relevant euro exchange rate. Credit financing for the purchase of current assets is concluded in the local currency of the individual companies because of the decentralized structure of the Wienerberger Group. Foreign exchange risk is therefore reduced to a minimum, since the Group companies generally issue their invoices in local currency.

The following table shows Group revenues and capital employed by currency. The calculation of capital employed includes the effects of forward exchange contracts and foreign currency swaps:

	2006		2005	
Revenues	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Euro	1,085.2	49	958.8	49
East European currencies	541.9	24	431.6	22
US dollar	349.5	16	337.2	17
Other	248.4	11	227.0	12
Revenues	**2,225.0**	**100**	**1,954.6**	**100**

	2006		2005	
Capital Employed	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Euro	2,138.4	82	1,762.0	77
East European currencies	407.4	16	409.7	18
US dollar	-54.5	-2	22.2	1
Other	106.9	4	95.5	4
Capital employed after hedging effect	**2,598.2**	**100**	**2,289.4**	**100**

Interest rate risk is comprised of two components: the optimal average term of all financing and the separation into fixed and variable interest rates. The risk associated with fixed interest rates lies in a possible decline in interest rate levels, while the risk associated with variable interest rates arises from the possibility of an increase in interest rates. In order to analyze interest rate risks (fixed and variable interest rates), financial liabilities (page 119) must be adjusted for the effects of derivative instruments (hedging) and short-term fixed-interest financial liabilities must be treated as variable-interest items.

	2006		2005	
in TEUR	**Fixed interest rate**	**Variable interest rate**	**Fixed interest rate**	**Variable interest rate**
Interest-bearing loans	1,196,738	189,838	953,009	210,430
Reclassification of short-term loans with fixed interest rate	-415,902	415,902	-29,254	29,254
Effect from derivative instruments (hedging)	-271,739	271,739	-68,800	68,800
Interest-bearing loans after hedging effect	**509,097**	**877,479**	**854,955**	**308,484**

The credit risk associated with financing activities is immaterial because of the strict requirements of Wienerberger's internal financial and treasury guidelines. The credit risk connected with the investment of liquid funds and securities is limited by the fact that virtually all securities held by the Group were issued by Austrian corporations and Wienerberger works only with financing partners who can demonstrate an excellent credit rating.

The assets held by defined benefit pension plans (TEUR 140,378) are invested in stocks (78%), bonds (14%) and other assets (8%) and are subject to normal market risk.

The credit risk on trade receivables can be classified as low because the credit standing of new and existing customers is monitored on a continual basis. No trade receivables due from individual customers comprise more than 5% of total Group receivables. The liquidity of the operating companies is managed by Group Treasury.

Liquidity risk is relatively low because the brick and roofing systems businesses generate high cash flows. Gearing and the equity base form a limit for the possible expansive growth of the Wienerberger Group.

Legal Risks

Depending on the market position in individual countries and the size of planned acquisitions, transactions may be dependent on the approval of cartel authorities. These procedures could lead to delays or, in individual cases, the prohibition of specific mergers or acquisitions. Wienerberger evaluates the cartel risk associated with an acquisition together with national and international legal and business experts during the early stages of work on a project in order to minimize this risk. No acquisitions planned by the Group have ever been prohibited by cartel authorities.

Due to the position of Wienerberger on individual regional markets, the pricing policy of Group subsidiaries is actively monitored by competition authorities. Price-fixing agreements are not part of Wienerberger business policies, and internal guidelines expressly prohibit such activities and call for sanctions in the event of violations.

Other Risks

Wienerberger plants exceed current legal requirements for the prevention of environmental damage, but the intensification of environmental standards presents our engineering department with a continuous range of new challenges. The landfill business was transferred to a foundation in 2001, which considerably reduced the risk for Wienerberger AG from these activities. Legal commitments are identified and met through knowledge of the current legal and contractual situation as well as cooperation with experts and external consultants.

The risks associated with a breakdown of our centralized Group data processing system as the result of natural disasters have been minimized through the parallel installation of systems at facilities in different locations. In recent years, a number of building materials companies with operations in the USA became the subject of class action suits from patients with asbestos-related diseases. After an examination of our US activities, we have classified this risk as minimal because none of our American subsidiaries has ever produced or sold asbestos products.

Other Information

31. Significant Events occurring after the Balance Sheet Date (Supplementary Report)

On February 9, 2007 Wienerberger AG issued a perpetual bond with a volume of TEUR 500,000, which is subordinated to all other creditors. The instrument carries a coupon of 6.50%, which can also be suspended if the dividend is not paid. After ten years Wienerberger AG, but not the creditors, may call the bond or extend the term at a higher variable interest rate. In accordance with IFRS, this hybrid bond is recorded under equity and coupons payable are not shown under financial results on the income statement, but as part of the use of earnings on the changes in equity statement.

On March 1, 2007 the Managing Board of Wienerberger AG decided to make use of the authorization granted by the 137th Annual General Meeting on April 27, 2006 and repurchase up to 300,000 of the Company's shares during the period from March 7, 2007 to June 6, 2007. This share buyback will be carried out over the Vienna Stock Exchange at the current price of the stock, but up to a maximum price of EUR 88.70. Shares repurchased through this transaction will be used to service the stock option plan for management.

32. Related Party Transactions

Transactions with companies in which members of the Supervisory Board of Wienerberger AG are active reflect third-party conditions and are immaterial in scope.

33. Stock Option Plan

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for a stock option plan. Based on this authorization, an option program was implemented for key managers who have a direct influence on the development of the company. After 2002, 2003, 2004 and 2005, options were granted for the fifth time during the 2006 business year. The number of options granted is dependent on the fulfillment of annual performance goals, with budgeted net income for the Group again forming the target for 2006. In order for the 2006 options to become valid, Group net profit must equal at least 95% of budget. If results fall between 95 and 100%, the options will be allocated on a proportional basis.

With the exception of the members of the Managing Board (see individual list), 13 key managers were each granted 5,000 options and 55 key managers were each granted 3,000 options in 2006. In comparison to the previous year, the conditions for the options were modified slightly, above all with respect to the exercise and retention periods. The options have a five-year time to maturity and can be exercised two years after they are granted (three years according to stock option plan 2006). After expiration of this two-year period, the options may be exercised within certain windows four weeks after the announcement of quarterly results. If the employee resigns during this two-year period, the options expire. The exercise price equals the average of all daily closing prices over a period of four weeks beginning with the announcement of preliminary results for the past reporting year, and totals EUR 38.50 for 2006. One-third of the shares that are purchased through the exercise of these options are subject to a 24-month retention period beginning on the date of exercise; the remaining shares are not subject to a retention period. The options are non-negotiable and non-marketable, and each option represents the right to purchase one share.

In order to serve the options granted in 2004, 2005 and 2006 as well as any options granted in subsequent years, the Annual General Meeting on May 12, 2005 approved the issue of authorized conditional capital as well as the purchase of treasury stock. Wienerberger carried out a share buyback program from July 10 to July 21, 2006, which resulted in the purchase of 250,000 shares. During the reporting year 30,000 options for Wienerberger shares from the 2002 stock option plan were exercised at a price of EUR 18.00 each and 305,000 options from the 2003 stock option plan were exercised at a price of EUR 15.50 each. These shares were drawn from treasury stock.

The development of issued stock options is as follows:

Development of options	2006 Number of options	2006 Average exercise price per option	2005 Number of options	2005 Average exercise price per option
Total at the beginning of the year	**898,373**	**23.85**	**934,000**	**19.49**
Options granted	293,000	38.50	187,373	37.50
Options exercised	-335,000	15.72	-298,000	18.00
Options forfeited	0	0	0	0
Options subsequently accepted by employees	10,000	15.50	75,000	20.77
Total at the end of the year	**866,373**	**31.85**	**898,373**	**23.85**
Eligible for exercise at year-end	38,000	15.50	30,000	18.00

Number of options granted	From 2006	From 2005	From 2004	From 2003	From 2002
Members of the Managing Board					
Wolfgang Reithofer	18,000	12,354	18,000	18,000	18,000
Heimo Scheuch	15,000	10,295	15,000	15,000	15,000
Hans Tschuden	15,000	10,295	15,000	15,000	15,000
Johann Windisch	15,000	10,295	15,000	15,000	15,000
Total for the Managing Board	**63,000**	**43,239**	**63,000**	**63,000**	**63,000**
Other key employees	230,000	144,134	300,000	335,000	335,000
Total number of options granted	**293,000**	**187,373**	**363,000**	**398,000**	**398,000**
Forfeited due to the end of employment	0	0	-15,000	-55,000	-70,000
Exercised options	0	0	0	-305,000	-328,000
Existing options	**293,000**	**187,373**	**348,000**	**38,000**	**0**
Eligible for exercise at year-end	0	0	0	38,000	0

Valuation of options		From 2006	From 2005	From 2004	From 2003	From 2002
Major parameters for options granted						
Market price at granting	*in EUR*	42.20	33.86	27.53	17.32	18.97
Exercise price	*in EUR*	38.50	37.50	25.00	15.50	18.00
Term of options	*in years*	5	5	5	5	5
Risk-free interest rate	*in %*	3.32	3.15	3.90	3.17	3.74
Expected volatility	*in %*	28	28	30	17	15
Present value of options	*in EUR*	10.77	5.91	7.44	2.23	2.65
Fair value of stock options at grant date	*in TEUR*	**2,965**	**962**	**2,029**	**710**	**802**
Included in personnel expenses for 2006	*in TEUR*	988	341	773	79	0

The options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. The expected volatility was extrapolated based on the historical development of the price of the Wienerberger share. Therefore, the figures shown here may differ from the values subsequently realized on the marketplace.

Three members of the Managing Board exercised the options granted in 2003 during the reporting year. The resulting number of shares owned by these persons is presented in the remuneration report on page 32.

The Managing Board of Wienerberger AG released the consolidated financial statements on March 2, 2007 for distribution to the Supervisory Board. The Supervisory Board has the responsibility to examine the consolidated financial statements, and decide whether it will approve these consolidated financial statements.

Vienna, March 2, 2007

The Managing Board of the Wienerberger AG

Wolfgang Reithofer, CEO	Heimo Scheuch	Hans Tschuden	Johann Windisch

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger International NV	**Zaltbommel**	**50,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Ziegelindustrie GmbH	Hennersdorf	300,000,000	ATS	100.00%	VK	
Wienerberger Teglaipari Rt.	Budapest	2,140,000,000	HUF	100.00%	VK	
Wienerberger Management Service Szolgáltató és Tanácsadó Kft.	Budapest	3,000,000	HUF	100.00%	OK	1)
Wienerberger cihlarsky prumysl, a.s.	Ceske Budejovice	961,543,960	CZK	100.00%	VK	
Cihelna Kinsky, spol. s r.o.	Kostelec nad Orlici	2,000,000	CZK	73.20%	VK	
Wienerberger cihelna Jezernice, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	VK	
Wienerberger cihelna Brozany, spol. s r.o.	Ceske Budejovice	75,000,000	CZK	100.00%	VKE	
Wienerberger eurostroj, spol. s r.o.	Ceske Budejovice	100,000	CZK	100.00%	VK	
Wienerberger euroform, spol. s r.o.	Ceske Budejovice	44,550,000	CZK	100.00%	VK	
Wienerberger service, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	OK	1)
SILIKE s.r.o.	Ceske Budejovice	100,000	CZK	50.00%	EQE	
Wienerberger Slovenske tehelne spol. s r.o.	Zlate Moravce	100,000,000	SKK	100.00%	VK	
Wienerberger Cegielnie Lebork Sp. z o.o.	Warszawa	116,334,660	PLN	100.00%	VK	
Handel Ceramika Budowlana Sp. z o.o.	Warszawa	50,000	PLN	40.00%	OK	1)
Zeklad Ceramiki Budowlanej Stanislawów SP. z o.o	Czestochowa	50,000	PLN	100.00%	OKE	1)
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin	20,187,000	PLN	77.79%	VK	
Wienerberger Karbud S.A.	Warszawa	17,081,200	PLN	100.00%	VK	
Wienerberger Ceramika Budowlana Sp. z o.o.	Warszawa	1,000,000	PLN	93.22%	VK	
Wienerberger Osiek Sp. z o.o.	Warszawa	10,008,000	PLN	100.00%	VK	
Wienerberger Cermegad Sp. z. o.o.	Warszawa	5,011,000	PLN	100.00%	VKE	
Wienerberger Zeslawice Sp. z o.o.	Warszawa	29,490,000	PLN	59.34%	VKE	
Wienerberger Cegielnie Kraków S.A.	Warszawa	7,637,686	PLN	100.00%	VKE	
Glina Sp. z o.o.	Warszawa	50,000	PLN	100.00%	VK	
Glina Nowa Sp. z o.o.	Warszawa	50,000	PLN	100.00%	VK	
Koramic Pokrycia Dachowe Sp. z o.o.	Warszawa	233,458,290	PLN	100.00%	VK	
Wienerberger Ilovac d.d.	Karlovac	8,988,040	HRK	99.92%	VK	
Wienerberger Cetera IGM d.d.	Karlovac	359,240	HRK	99.70%	VK	
Wienerberger Industrija opeke d.j.l.	Sarajevo	2,000	KM	100.00%	VK	
Wienerberger Opekarna Ormoz d.d.	Ormoz	228,130,000	SIT	87.27%	VK	
Opekarna Pragersko d.d.	Pragersko	245,262,000	SIT	83.71%	VK	
Wienerberger EOOD	Sofia	4,000,000	BGL	100.00%	VK	
Uspeh AD	Lukovit	300,000	BGL	97.59%	VKE	
Agro Property Bulgaria EOOD	Sofia	5,000	BGL	100.00%	OK	1)
Wienerberger d.o.o.	Beograd	500	EUR	100.00%	OKE	1)
Wienerberger Sisteme de Caramizi S.R.L.	Bucuresti	39,147,100	RON	100.00%	VK	
OOO "Wienerberger Kirpitsch"	Kirschatsch	469,423,261	RUR	100.00%	VK	
Wienerberger Finanz-S.A.	Luxembourg	12,208,670	USD	100.00%	VK	
Wienerberger TOV	Kyiv	162,484	EUR	100.00%	VKE	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Semmelrock International GmbH	**Klagenfurt**	**3,000,000**	**EUR**	**75.00%**	**VK**	
Semmelrock Baustoffindustrie GmbH	Klagenfurt	1,000,000	EUR	75.00%	VK	
Semmelrock Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	75.00%	VK	
Semmelrock Stein & Design Kft.	Ocsa	983,000,000	HUF	75.00%	VK	
Semmelrock Stein + Design Dlazby s.r.o.	Sered	91,200,000	SKK	75.00%	VK	
Semmelrock Stein & Design d.o.o.	Ogulin	15,520,000	HRK	75.00%	VK	
Semmelrock Stein & Design Sp. z o.o.	Gliwice	11,800,000	PLN	75.00%	VK	
Semmelrock Stein + Design S.R.L.	Gura Ocnitei	9,423,320	RON	75.00%	VK	
Semmelrock Tlakovci d.o.o.	Ormoz	2,100,000	SIT	75.00%	OK	1)
Semmelrock Colorbeton a.s.	Praha	2,000,000	CZK	75.00%	VKE	
Semmelrock Stein + Design EOOD	Sofia	5,000	BGL	75.00%	OKE	1)
Bramac Dachsysteme International GmbH	**Pöchlarn**	**40,000,000**	**ATS**	**50.00%**	**QU**	
Bramac stresni systemy spol. s r. o.	Praha	160,000,000	CZK	50.00%	QU	
Bramac Dachsteinproduktion und Baustoffindustrie Kft.	Veszprem	1,831,880,000	HUF	50.00%	QU	
Bramac stresni sistemi d.o.o.	Skocjan	910,000,000	SIT	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Beograd	750,000	EUR	50.00%	QU	
Bramac Stresne Systemy spol. s r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00%	QU	
Bramac Pokrovni Sistemi d.o.o.	Novi Zagreb	7,778,000	HRK	50.00%	QU	
Bramac Sisteme de Invelitori S.R.L.	Sibiu	8,658,000	RON	50.00%	QU	
Bramac pokrivni sistemi EOOD	Silistra	846,200	BGL	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Sarajevo	2,000	DEM	50.00%	QU	
Wienerberger Ziegelindustrie GmbH	**Hannover**	**9,500,000**	**EUR**	**100.00%**	**VK**	
Argeton GmbH	Bogen	1,600,000	EUR	100.00%	VKE	
Schlagmann Beteiligungs GmbH	Zeilarn	26,000	EUR	50.00%	OK	1)
Schlagmann Baustoffwerke GmbH & Co KG	Zeilarn	10,300,000	EUR	50.00%	QU	
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00%	OK	1)
Wienerberger Vermögensgesellschaft mbH	Hannover	25,000	EUR	100.00%	VK	
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00%	OK	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Ziegelwerk B GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Tongruben Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	26,000	EUR	94.23%	VK	
von Müller Dachprodukte Verwaltungs-GmbH	Hannover	25,000	EUR	100.00%	OK	1)
von Müller Dachprodukte GmbH & Co. KG	Hannover	2,000,000	EUR	100.00%	VK	
F.v. Müller Dachziegelwerke Görlitz GmbH	Görlitz	500,000	DEM	100.00%	OK	1)
Megalith Bohemia s r. o.	Slany, okr. Kladno	2,000,000	CZK	100.00%	OK	1)
Koramic Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Koramic Dachprodukte GmbH & Co. KG	Hannover	5,000,000	EUR	100.00%	VK	
ZZ Wancor	**Regensdorf**	**1,000,000**	**CHF**	**100.00%**	**VK**	
ZZW Swissbrick AG	Regensdorf	200,000	CHF	100.00%	VK	
Wienerberger Brunori SRL	**Bubano**	**4,056,000**	**EUR**	**100.00%**	**VK**	
Alaudae SRL	Bubano	51,130	EUR	100.00%	VK	
Wienerberger Tacconi SRL	Roma	1,187,952	EUR	59.99%	VK	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00%	EQ	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger NV	**Kortrijk**	**102,736,187**	**EUR**	**100.00%**	**VK**	
Ampe Steenbakkerijen NV	Pittem-Egem	2,500,000	EUR	100.00%	VKE	
Syndikaat Machiensteen II NV	Rumst	1,484,400	EUR	100.00%	VK	
Terca Zonnebeke NV	Zonnebeke	8,040,500	EUR	100.00%	VK	
Terca Quirijnen NV	Malle West	4,624,000	EUR	100.00%	VK	
Deva-Kort NV	Kortemark	247,894	EUR	100.00%	VK	
Steenfabrieken Desimpel NV	Kortrijk	12,102,410	EUR	100.00%	VK	
Briqueterie de Peruwelz NV	Kortemark	22,483,943	EUR	100.00%	VK	
Desimpel Kortemark Industries NV	Kortemark	350,000	EUR	100.00%	VK	
Wienerberger Coordination Center NV	Kortrijk	75,831,000	EUR	100.00%	VK	
Wienerberger B.V.	**Zaltbommel**	**25,457,070**	**EUR**	**100.00%**	**VK**	
Van Hesteren & Janssens B.V.	Zaltbommel	363,024	EUR	100.00%	VK	
Desimpel AK1 B.V.	Amsterdam	70,000	EUR	100.00%	VK	
BrickTrading Holland B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
German Brick Trading B.V.	Wijchen	249,700	EUR	100.00%	VK	
Steenhandel Oost Nederland B.V.	Rijssen	3,630	EUR	100.00%	VK	
Aberson Bouwmaterialen B.V.	Zwolle	59,899	EUR	100.00%	VK	
Koramic Dachziegel Handels GmbH	Brüggen-Niederrhein	25,565	EUR	100.00%	EQ	
Steencentrale Neerbosch B.V.	Wijchen	45,400	EUR	100.00%	VK	
Leeuwis B.V.	Wijchen	91,210	EUR	100.00%	VK	
Handelsmaatschappij Rellingen B.V.	Wijchen	136,134	EUR	100.00%	VK	
Steinzentrale Nord GmbH	Rellingen	52,500	EUR	100.00%	VK	
Desimpel Klinker (Deutschland) GmbH	Emmerich	25,000	EUR	100.00%	VK	
Desimpel Klinker (Deutschland) GmbH & Co. KG	Emmerich	50,000	EUR	100.00%	VK	
Galileo Brick Limited	**Cheadle**	**2,000,000**	**GBP**	**100.00%**	**VK**	
Wienerberger (UK) Limited	Manchester	780,646	GBP	100.00%	VK	
The Brick and Stone Company Limited	Cheadle	5,000	GBP	100.00%	VK	
Terca Reclaimed Buildings Materials Limited	Cheadle	15,000	GBP	100.00%	VK	
Wienerberger Limited	Cheadle	1	GBP	100.00%	VK	
Galileo Block Limited	Cheadle	104,002	GBP	100.00%	VK	
Galileo Block 2 Limited	Cheadle	2	GBP	100.00%	VK	
Chelwood Group Unlimited	Cheadle	5,975,506	GBP	100.00%	VK	
The Brick Business Limited	Cheadle	900,002	GBP	100.00%	VK	
The Ockley Brick Company Limited	Cheadle	700	GBP	100.00%	VK	
Chelwood Brick Limited	Cheadle	890,850	GBP	100.00%	VK	
Ambion Brick Company Limited	Cheadle	6,698,797	GBP	100.00%	VK	
Ockley Building Products Limited	Cheadle	500,000	GBP	100.00%	VK	
Irlam Brick Limited	Cheadle	15,100	GBP	100.00%	VK	
Galileo Trustee Limited	Cheadle	1	GBP	100.00%	VK	
DMWSL 320 Limited	Cheadle	1	GBP	100.00%	VK	
Wienerberger Brick Industry Private Limited	Bangalore	100,000	INR	99.99%	OKE	1)

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger Participations SAS	**Achenheim**	**36,000,000**	**EUR**	**100.00%**	**VK**	
Wienerberger SAS	Achenheim	30,000,000	EUR	100.00%	VK	
Pacema SAS	Achenheim	3,800,000	EUR	100.00%	VK	
Société du Terril d'Hulluch (STF) SNC	Lens	300,000	EUR	50.00%	OK	1)
Desimpel Briques SAS	Cauchy à la Tour	3,821,410	EUR	100.00%	VK	
Koramic Tuiles SAS	Recologne	10,000,000	EUR	100.00%	VK	
Briqueterie et Carrieres Bar SA	Flines Les Raches	513,000	EUR	52.10%	OKE	1)
Wienerberger A/S	**Brøndy**	**107,954,000**	**DKK**	**100.00%**	**VK**	
Petersminde Teglvaerk A/S	Stenstrup	1,700,000	DKK	100.00%	VK	
Wienerberger AS	Lunde i Telemark	43,546,575	NOK	100.00%	VK	
Wienerberger AB	Bjärred	17,550,000	SEK	100.00%	VK	
Wienerberger OY AB	Helsinki	1,000,000	EUR	100.00%	VK	
Wienerberger AS	Aseri	24,074,000	EEK	100.00%	VK	
Terca OÜ	Aseri Ida-Virumaa	40,000	EEK	100.00%	OKE	1)
General Shale Brick, Inc.	**Johnson City**	**1,000**	**USD**	**100.00%**	**VK**	
General Shale Finance S.à.r.l.	Luxembourg	12,500	EUR	100.00%	OKE	1)
General Shale Building Materials, Inc.	Johnson City	1,000	USD	100.00%	VK	
Robinson Brick Company	Denver	118,509,708	USD	100.00%	VKE	
Robinson Brick Company-Billings LLC	Denver	0	USD	100.00%	VKE	
Robinson Brick Company-Block LLC	Denver	0	USD	100.00%	VKE	
Robinson Brick Company-Aucutt's LLC	Denver	0	USD	100.00%	VKE	
Robinson Brick Company-Northern LLC	Denver	0	USD	100.00%	VKE	
Modern Concrete, LLC	Louisville	1,000	USD	35.00%	EQ	
Curley Building Material, Inc.	Carmel	10,000	USD	100.00%	VKE	
Pipelife International GmbH	**Wr. Neudorf**	**29,000,000**	**EUR**	**50.00%**	**EQ**	**2)**
Wienerberger Dach Beteiligungs GmbH	**Wien**	**500,000**	**ATS**	**100.00%**	**VK**	
WIBRA Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00%	QU	
Tondach Gleinstätten AG	Gleinstätten	500,000	EUR	25.00%	EQ	3)
Wienerberger Beteiligungs GmbH	**Wien**	**1,000,000**	**ATS**	**100.00%**	**VK**	
Wienerberger Anteilsverwaltung GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger Finance Service B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
Wienerberger Finanz Service GmbH	Wien	25,435,492	EUR	100.00%	VK	
Wienerberger France Holding GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger ZZ Holding GmbH	Wien	35,000	EUR	100.00%	VK	
VVT Vermögensverwaltung GmbH	Wien	36,000	EUR	100.00%	VK	
WK Services NV	Kortrijk	32,226,158	EUR	100.00%	VK	
Keramo Wienerberger Steinzeugwerk Zwickau GmbH	Zwickau	4,000,000	DEM	100.00%	EQ	
Wienerberger Beteiligungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)

VK ...... Full consolidation
VKE .... First time full consolidation
QU ..... Proportional consolidation
QUE ... First time proportional consolidation

EQ..... Equity accounting
EQE... First time equity accounting
OK .... No consolidation
OKE .. No consolidation (first time)

1) Immaterial
2) Holding company of Pipelife Group
3) Holding company of Gleinstätten Group

Unqualified Opinion

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Wienerberger AG, Vienna, for the financial year from 1 January to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, March 7, 2007

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler
Austrian Certified Public Accountant

Martin Wagner
Austrian Certified Public Accountant

Financial Statements of Wienerberger AG

Income Statement of Wienerberger AG	2006 *in TEUR*	2005 *in TEUR*
Income from subsidiaries	**128,674**	**120,543**
Interest result	-26,968	-22,062
Other financial result	-3,746	-12,728
Income from financing activities	**97,960**	**85,753**
Revenues	42,568	37,870
Other operating income	18,740	23,718
Personnel expenses	-19,739	-16,808
Depreciation	-3,602	-2,757
Other operating expenses	-34,519	-30,396
Profit on ordinary activities	**101,408**	**97,380**
Income taxes	6,855	2,065
Profit after tax	**108,263**	**99,445**
Reversal of untaxed reserves	278	3,490
Addition to reserves	-13,000	-17,000
Profit carried forward	268	748
Net profit	**95,809**	**86,683**

The Annual Financial Statements of Wienerberger AG, which were prepared in accordance with Austrian generally accepted accounting principles, were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. These Annual Financial Statements and all supplementary information will be filed with the Company Register of the Commercial Court in Vienna under Number 77676 f. Copies of these Annual Financial Statements are available free of charge directly from Wienerberger AG, 1100 Vienna, and will also be available at the Annual General Meeting.

Recommendation for the Distribution of Profits

We recommend the Annual General Meeting approve the following proposal for the distribution of profits totaling EUR 95,808,576.01: payment of a dividend of EUR 1.30 per share on issued capital of EUR 74,167,796.00, or EUR 96,418,134.80 less a pro rata share for treasury stock of EUR 1,105,006.50, for a total distribution of EUR 95,313,128.30 and carry forward of the remaining EUR 495,447.71.

Vienna, March 2007

The Managing Board of Wienerberger AG

Wolfgang Reithofer, CEO | Heimo Scheuch | Hans Tschuden | Johann Windisch

Balance Sheet of Wienerberger AG	31.12.2006 *in TEUR*	31.12.2005 *in TEUR*
Assets		
Intangible assets	17,384	19,805
Property, plant and equipment	27,663	30,526
Financial assets	2,058,936	1,937,692
Fixed and financial assets	**2,103,982**	**1,988,023**
Finished goods and merchandise	141	141
Trade receivables	10,355	14,571
Receivables from subsidiaries	416,415	471,418
Other receivables and assets	7,432	4,991
Securities and other investments	40,929	38,762
Cash and cash at bank	100,085	129,791
Current assets	**575,357**	**659,674**
Prepayments and deferred charges	2,405	2,844
Total Assets	**2,681,744**	**2,650,541**
Equity and Liabilities		
Issued capital	74,168	74,168
Share premium account	940,140	940,140
Retained earnings	387,574	374,574
Profit and loss account	95,809	86,683
Equity	**1,497,691**	**1,475,565**
Untaxed reserves	**10,505**	**10,783**
Provisions	**60,105**	**37,520**
Bonds	400,000	400,000
Interest-bearing loans	668,825	681,172
Trade payables	2,413	2,781
Liabilities to subsidiaries	8,021	8,844
Other liabilities	34,185	33,876
Liabilities	**1,113,444**	**1,126,673**
Total Equity and Liabilities	**2,681,744**	**2,650,541**

Addresses of Major Companies

Headquarters:

Wienerberger AG
A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 60 192-0, info@wienerberger.com, www.wienerberger.com

Operating companies:

Wienerberger Ziegelindustrie GmbH
A-2332 Hennersdorf
Hauptstrasse 2
T +43 (1) 605 03-0
office.at@wienerberger.com
www.wienerberger.at

Wienerberger Teglaipari Rt.
H-1119 Budapest
Bártfai u. 34.
T +36 (1) 464 70 30
info@wienerberger.hu
www.wienerberger.hu

Wienerberger cihlarsky prumysl a.s.
CZ-370 46 Ceske Budejovice
Plachého 388/28
T +420 (38) 77 66 111
info@wienerberger.cz
www.wienerberger.cz

Wienerberger Ceramika Budowlana Sp. z o.o.
PL-04-175 Warszawa
ul. Ostrobramska 79
T +48 (22) 514 21 00
office@wienerberger.com.pl
www.wienerberger.pl

Wienerberger Slovenske tehelne spol. s.r.o.
SK-95301 Zlate Moravce
Tehelná 5
T +421 (37) 640 90 11
office.sk@wzi.com
www.wienerberger.sk

Wienerberger Ilovac d.d.
HR-47000 Karlovac
Donje Pokupje 2
T +385 (47) 69 41 00
office.hr@wienerberger.com
www.wienerberger.hr

Wienerberger Opekarna Ormoz d.d.
SLO-2270 Ormoz
Opekarniska 5
T +386 (2) 7410 520
opekarna@wienerberger.com
www.wienerberger.si

Wienerberger Sisteme de Caramizi S.R.L.
RO-050557 Bucuresti
Dr. Staicovici Nr. 75, sector 5
T +40 (21) 411 29 33
office.romania@wienerberger.com
www.wienerberger.ro

Wienerberger EOOD
BG-1172 Sofia
4, Pimen Zografski Str.
Business Building 2, Office 1
T + 359 (2) 961 5460
office.bg@wienerberger.com
www.wienerberger.bg

OOO Wienerberger Kirpitsch
RUS-601010 Kirschatsch
Gebiet Wladimir
T +7 (49) 23 72 04 84
wienerberger.ru@wienerberg-er.com

Wienerberger TOV
UA-02660 M. Kyiv
Kraynya Str. 1B
T +380 (44) 5945046
office@wienerberger.ua
www.wienerberger.ua

Wienerberger Ziegelindustrie GmbH
D-30659 Hannover
Oldenburger Allee 26
T +49 (511) 610 70-0
info@wzi.de
www.wienerberger.de

ZZ Wancor
CH-8105 Regensdorf
Althardstrasse 5
T +41 (0) 44 871 32 32
info@zzwancor.ch
www.zzwancor.ch

Wienerberger Brunori SRL
I-40020 Mordano (BO)
fraz. Bubano
Via Ringhiera 1
T +39 (0542) 56811
italia@wienerberger.com
www.wienerberger.it

Wienerberger NV
B-8500 Kortrijk
Ter Bede Business Center
T +32 (56) 24 96 35
info@wienerberger.be
www.wienerberger.be

Wienerberger B.V.
NL-5301LK Zaltbommel
Hogeweg 95
T +31 (418) 59 71 11
info.nl@wienerberger.com
www.wienerberger.nl

Wienerberger SAS
F-67204 Achenheim
8, Rue du Canal
T +33 (3) 90 64 64-64
info@wienerberger.fr
www.wienerberger.fr

Wienerberger Ltd
GB, Cheshire, SK8 3 SA
Wienerberger House, Brooks Drive, Cheadle Royal Business Park, Cheadle
T +44 (161) 491 8200
office@wienerberger.co.uk
www.wienerberger.co.uk

Wienerberger A/S
DK-2605 Brøndby
Kirkebjerg Allé 88
T +45 (70) 13 13 22
info@wienerberger.dk
www.wienerberger.dk

Wienerberger AB
S-237 91 Bjärred
Flädie
T +46 (771) 42 43 50
info.se@wienerberger.com
www.wienerberger.se

Wienerberger AS
N-3825 Lunde
Strengenveien 31
T +47 (35) 94 67 00
info@wienerberger.no
www.wienerberger.no

Wienerberger OY AB
FIN-00380 Helsinki
Strömberginkuja 2
T +358 (9) 5655 870
info.fi@wienerberger.com
www.wienerberger.fi

Wienerberger AS
EST-43401 Aseri
Kordoni 1
T +37 (233) 42 130
estonia@wienerberger.com
www.wienerberger.ee

General Shale Brick, Inc.
USA-TN 37601, Johnson City
3211 North Roan Street
T +1 (423) 282-4661
office@generalshale.com
www.generalshale.com

Semmelrock Baustoffindustrie GmbH
A-9020 Klagenfurt
Stadlweg 30/Südring
T +43 (463) 38 38-0
office@semmelrock.com
www.semmelrock.com

Bramac Dachsysteme International GmbH
A-3380 Pöchlarn
Bramacstrasse 9
T +43 (2757) 4010-0
mk@bramac.com
www.bramac.com

Tondach Gleinstätten AG
A-8443 Gleinstätten
Graschach 38
T +43 (3457) 2218-0
office@tondach.at
www.tondach.at

Pipelife International GmbH
A-2351 Wr. Neudorf
Triester Strasse 14
T +43 (2236) 439 39-0
info@pipelife.com
www.pipelife.com

Glossary

On the one hand, you don't have to know what FFO means.

On the other hand, it can't hurt to take a look.

Financial Calendar

March 27, 2007	2006 Results: Press and Analysts Conference in Vienna
March 28, 2007	2006 Results: Analysts Conference in London
May 8, 2007	First Quarter Results for 2007
May 10, 2007	138th Annual General Meeting in the Austria Center Vienna
May 14, 2007	Deduction of dividends for 2006 (ex-day)
May 16, 2007	First day of payment for 2006 dividends
August 21, 2007	Results for the First Six Months of 2007: Press and Analysts Conference in Vienna
August 22, 2007	Results for the First Six Months of 2007: Analysts Conference in London
November 14, 2007	Third Quarter Results for 2007
November 15/16, 2007	Capital Markets Day

Information on the Company and the Wienerberger Share

Investor Relations Officer	Thomas Melzer
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2006
http://annualreport.wienerberger.com

If you want to learn more about Wienerberger and there is no order card attached, you can ask for our annual or quarterly reports or add your name to our mailing list by contacting us at T +43 (1) 60192-463 or communication@wienerberger.com

The Annual Report and Annual Financial Statements for 2006 were presented at the press conference on March 27, 2007 and at the 138th Annual General Meeting on May 10, 2007 in Vienna. Available in German and English.

Publisher:
Wienerberger AG, A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 601 92-0, F +43 (1) 601 92-466
communication@wienerberger.com, www.wienerberger.com

Inquiries may be addressed to:
The Managing Board: Wolfgang Reithofer, CEO, Willy Van Riet, CFO
Investor Relations: Thomas Melzer

Concept and Layout: Mensalia Unternehmensberatung and Büro X Design Wien
DTP and Reproduction: Büro X Design Wien, Michael Konrad GmbH, Frankfurt
Translation: Donna Schiller-Margolis, Vienna
Photos: Hertha Hurnaus, Marcel Köhler, Robert Marksteiner
Printed by: Grasl Druck & Neue Medien, Austria

2000	2001	2002	2003	2004	2005	2006	CAGR 97-06
1,670.3	1,544.9	1,653.7	1,826.9	1,758.8	1,954.6	2,225.0	8%
403.4	202.2	323.1	349.9	405.4	429.3	476.6	8%
307.8	221.2	302.6	349.9	405.4	428.4	471.9	9%
18.4	14.3	18.3	19.2	23.1	21.9	21.2	
254.3	-25.8	151.9	190.2	257.5	269.6	297.5	10%
158.7	66.2	151.6	190.2	257.5	270.3	299.6	11%
228.3	-62.7	119.5	154.3	231.4	251.3	277.3	10%
201.4	-17.8	85.9	113.1	181.8	196.4	218.3	9%
244.0	241.3	237.3	274.6	300.7	212.5	272.1	3%
287.1	228.0	181.3	392.6	632.6	338.7	530.4	18%
604.8	674.1	618.5	739.0	762.4	934.4	1,159.8	26%
1,568.5	1,613.9	1,508.7	1,635.4	2,031.5	2,289.4	2,598.2	14%
54.5	66.9	63.6	75.2	55.8	63.0	72.9	
5.2	-0.7	4.4	5.3	7.7	6.2	6.2	
18.6	-1.8	9.0	11.5	13.3	13.2	13.7	
7.8	4.0	7.1	8.4	9.7	8.9	8.8 [9]	
-2.6	-48.1	1.4	22.4	43.8	31.8	34.1 [9]	
11.4	7.3	10.0	12.1	12.9	12.2	12.0 [9]	
-17.7	-141.0	-59.5	3.0	28.6	5.9	-1.9 [9]	
11,069	11,331	11,478	12,237	12,154	13,327	13,639	7%

2000	2001	2002	2003	2004	2005	2006	CAGR 97-06
2.86	-0.29	1.31	1.71	2.54	2.66	2.95	8%
1.69	0.83	1.57	2.01	2.54	2.67	3.02	9%
0.80	0.60	0.66	0.77	1.07	1.18	1.30	13%
55.1	38.8	42.7	49.8	78.7	86.4	95.3	14%
15.7	14.8	15.1	15.2	19.6	20.3	21.7	8%
19.13	15.75	16.95	21.18	35.15	33.80	45.00	8%
68,823	67,975	64,640	64,645	69,598	73,196	73,309	1%
1,328.7	1,093.9	1,106.5	1,382.6	2,607.0	2,506.9	3,337.6	9%

2000	2001	2002	2003	2004	2005	2006	CAGR 97-06
1,611.3	1,556.3	1,460.9	1,601.9	2,012.7	2,232.1	2,531.6	12%
300.7	331.8	370.2	348.4	391.4	445.9	509.8	10%
624.3	543.8	491.1	598.2	461.8	591.6	632.9	2%
2,536.3	2,431.9	2,322.2	2,548.5	2,865.9	3,269.6	3,674.3	10%
1,109.2	1,008.0	973.1	983.0	1,367.2	1,483.1	1,591.4	9%
325.6	283.1	310.1	307.0	271.0	273.7	288.1	2%
1,101.5	1,140.8	1,039.0	1,258.5	1,227.7	1,512.8	1,794.8	13%

7) Adjusted for treasury stock, adjusted for 1:8 stock split (1999)
8) Equity including minority interest
9) Adjusted for the acquisition of Robinson Brick in the USA during 2006, ROCE equals 9.1% and EVA totals € 39.0 million, CFROI equals 12.1% and CVA totals € 4.5 million.

Note: The above data reflect figures reported in the relevant year; no retroactive adjustments were made for deconsolidated segments

Ten-Year Review

Corporate Data		1997	1998	1999
Revenues	in € mill.	1,113.7	1,143.3	1,337.5
EBITDA [1]	in € mill.	240.7	258.2	308.9
Operating EBITDA [2]	in € mill.	226.3	231.4	274.5
EBITDA margin [2]	in %	20.3	20.2	20.5
EBIT [1]	in € mill.	131.1	162.6	187.8
Operating EBIT [2]	in € mill.	116.7	135.8	153.4
Profit before tax	in € mill.	117.5	163.1	178.6
Profit after tax	in € mill.	101.4	116.5	124.7
Free cash flow	in € mill.	203.2	124.5	98.0
Total investments	in € mill.	117.5	301.8	500.7
Net debt	in € mill.	143.7	249.1	573.1
Capital employed	in € mill.	797.6	936.1	1,297.7
Gearing	in %	19.0	29.7	62.2
Interest cover [3]		13.8	282.2	10.7
Return on equity [4]	in %	13.7	14.3	14.0
ROCE [2]	in %	12.0	9.5	7.4
EVA [2]	in € mill.	24.2	5.1	-7.4
CFROI [2]	in %	14.1	12.9	11.6
CVA [2]	in € mill.	33.2	15.8	-10.9
Employees [5]		7,574	7,988	10,374

Stock Exchange Data		1997	1998	1999
Earnings per share	in €	1.43	1.64	1.74
Adjusted earnings per share [6]	in €	1.37	1.29	1.40
Dividend per share	in €	0.42	0.45	0.50
Dividends	in € mill.	29.0	31.5	34.7
Equity per share	in €	10.6	11.7	12.9
Share price at year-end	in €	22.03	21.18	21.59
Shares outstanding (weighted) [7]	in 1,000	69,455	69,455	69,223
Market capitalization at year-end	in € mill.	1,530.0	1,471.3	1,499.5

Condensed Balance Sheet		1997	1998	1999
Fixed and financial assets	in € mill.	892.6	1,121.4	1,446.8
Inventories	in € mill.	214.8	223.4	265.4
Other assets	in € mill.	507.9	687.8	631.6
Balance sheet total	in € mill.	1,615.3	2,032.6	2,343.8
Equity [8]	in € mill.	756.9	838.1	921.2
Provisions	in € mill.	239.5	263.1	311.9
Liabilities	in € mill.	619.0	931.4	1,110.7

Notes:
1) Including non-recurring income and expenses
2) Adjusted for non-recurring income and expenses
3) Operating EBIT : Interest result
4) Profit after tax : Equity
5) Average number of employees during the year
6) Before amortization of goodwill and excluding non-recurring income and expenses


All's well
that ends well!
END